Exhibit 99.1

hydro one

hydro One

Notice of 2025 Annual and Special Meeting of Shareholders

To be held on June 24, 2025 and Management Information Circular

Your vote matters

Please take a moment to vote. Your participation as a shareholder is important to us.

Notice of 2025 Annual and Special Meeting of Shareholders and Availability of Proxy Materials

When:
Tuesday, June 24, 2025
3:00 p.m. (E.D.T.)
Where:
Hybrid Meeting
Live audio webcast online:

www.virtualshareholdermeeting.com/HRNNF2025.
In person:

Hydro One Limited, 483 Bay St., Special Events Centre, North Tower, Concourse Level, Toronto, Ontario, M5G 2P5.

Business of the meeting:
At the meeting, shareholders will:
   •
Receive Hydro One’s 2024 audited consolidated financial statements together with the report of the external auditors on those statements
   •
Consider, and if deemed advisable, to adopt a resolution, the text of which is set out in Schedule “B” to the accompanying circular, authorizing an amendment to Hydro One’s articles of incorporation (as amended) to reduce the minimum size of the board of directors, as described in the accompanying circular
   •
Elect directors
   •
Appoint our auditor
   •
Consider an advisory say on executive pay shareholder resolution, and
   •
Transact any other business as may properly come before the meeting.

For further information on the items of business, see “Items of Business” starting on page 3 of the accompanying circular.

Notice-and-access
Hydro One Limited (Hydro One or the company) is providing you with electronic notice and access to its management information circular (the circular) for the company’s 2025 annual and special meeting of shareholders (the meeting) instead of mailing out paper copies, as permitted by applicable Canadian securities laws. Electronic delivery is environmentally friendly and cost effective. This notice provides details of the date, time and means of accessing the meeting, including matters to be voted on at the meeting. It is not a form of proxy or voting instruction form and cannot be used to vote your shares. Accompanying this notice is a form of proxy or voting instruction form that you will need to vote by proxy and/or to access the virtual meeting using your unique 16-digit control number.
All shareholders are reminded to review the circular before voting. If you have questions about this notice and access, or how to vote your shares or access the meeting, please call 1-844-916-0609 toll-free within North America for service in English, 1-844-973-0593 toll-free within North America for service in French or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside North America).
How can I participate in the meeting?
The company is conducting a hybrid meeting of shareholders that will allow registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) to participate either online or in person.
The company believes conducting the meeting in a hybrid format will maximize shareholder attendance by providing each shareholder, regardless of location, an equal access to participate in the meeting. Shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) attending the meeting virtually will be afforded substantially the same rights and opportunities to participate in the meeting as they would at an in-person meeting.
Should you choose to attend the meeting online, you will be able to access the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone. The online meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins.
ii Hydro One Limited | 2025 Management Information Circular

It is important that you review the detailed information on how shareholders can participate in and vote at the meeting starting on page 7 of the accompanying circular. The procedures are different for registered and non-registered shareholders. You should carefully review this information well in advance of the meeting.
Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be entitled to attend, ask questions and vote at the meeting, whether in person or online, all in ‘real time’.
Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder and registered guests may attend the meeting whether online or in person, but will not be able to ask questions or vote at the meeting.
Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be able to ask questions through a chat box in the online meeting platform, verbally over the phone using a toll-free phone number displayed during the meeting on the online meeting platform or in person at the meeting. They will not be able to vote over the phone during the live meeting – should registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) wish to vote during the meeting, they must do so using the online meeting platform or in person at the meeting.
Registered shareholders and duly appointed proxyholders participating in the meeting online must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is the registered shareholder’s and duly appointed proxyholder’s responsibility to ensure internet connectivity for the duration of the meeting. Shareholders are encouraged to vote in advance using any of the methods below.
How do I get an electronic copy of the circular?
Electronic copies of the circular may be accessed online on Hydro One’s website at www.hydroone.com/AGM or under Hydro One’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com. You can also access our 2024 annual report (the annual report) containing our financial statements and related management’s discussion and analysis for the year ended December 31, 2024 in the same manner. You can also access our meeting materials online at www.proxyvote.com (enter the control number located on the voting instruction form or form of proxy). The meeting materials will remain available at www.proxyvote.com for a period of at least one year after posting on this website.
How do I get a paper copy of the circular?
In addition to being able to quickly view or print the circular and/or annual report online at our website, shareholders can request that a paper copy of either or both documents be sent to them by regular postal delivery, free of charge, up to one year after the date of filing on SEDAR+. Requests may be made using the methods below.
By phone:
•	Shareholders with a 16-digit control number:
•	Toll-free at 1-877-907-7643 (within North America) or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside of North America)
•
Shareholders without a 16-digit control number: Toll-free at 1-844-916-0609 (English) or 1-844-973-0593 (French) (within North America) or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside of North America)

Online:
•	www.proxyvote.com (enter the control number located on the voting instruction form or form of proxy).
Email:
•	Write to corporatesecretary@hydroone.com with the subject line: “Hydro One – Request for Paper Copy”.
To receive the meeting materials prior to the proxy deadline (as defined below) for the meeting and before the meeting, you should make your request before 5:00 p.m. (E.D.T.) on June 12, 2025. For requests received on or after the date of the meeting, and within one year of the circular being filed on SEDAR+, a paper copy will be mailed to you within 10 calendar days after receiving your request.
How do I vote my shares?
Shareholders attending the shareholders meeting (including beneficial shareholders who have properly appointed themselves as proxyholder) can vote online or in person at the meeting. Detailed information on how shareholders can participate in and vote at the meeting starts on page 7 of the accompanying circular. This
Hydro One Limited | 2025 Management Information Circular iii

includes information on how beneficial shareholders can appoint themselves as proxyholder. The procedures are different for registered and non-registered (beneficial) shareholders, so you should review this information carefully well in advance of the meeting. Registered guests may attend the meeting online or in person but will not be able to ask questions or vote at the meeting.
You may also vote your shares in advance by proxy in any of the following ways. You will need the control number contained in the accompanying voting instruction form or form of proxy in order to vote.
Internet voting	Telephone voting	Voting by mail or delivery
For all shareholders, registered and non-registered (beneficial), go to www.proxyvote.com or follow the instruction provided by your bank or broker	Call the toll-free number shown on the voting instruction form or form of proxy	Complete the form of proxy or voting instruction form and return it in the pre-paid envelope provided

To be valid, shareholders must return their proxies using one of the above applicable methods to Broadridge Investor Communications Corporation (Broadridge), by no later than 3:00 p.m. (E.D.T.) on June 20, 2025 (the proxy deadline) or, if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or holidays in Ontario) prior to the postponed or adjourned meeting. Non-registered (beneficial) shareholders should return their voting instruction forms to their intermediary using one of the above methods so it is received at least one business day in advance of the proxy deadline and should consult the instructions on their voting instruction forms.
Hydro One reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.
The contents of the circular and the sending thereof to the shareholders have been approved by Hydro One’s board of directors.

DATED at Toronto, Ontario this 28th day of April, 2025 By order of the board of directors Louise Meegan Corporate Secretary, Hydro One Limited	Your vote is important! We encourage you to read the management information circular before exercising your vote.

iv Hydro One Limited | 2025 Management Information Circular

Letter from the Interim Chair of the Board
Dear Shareholder,
You are invited to attend Hydro One Limited’s annual and special meeting of shareholders on Tuesday, June 24, 2025, at 3:00 p.m. E.D.T.
This year’s meeting will be held in a hybrid format allowing registered shareholders and duly appointed proxyholders to participate online, via live audio webcast available at www.virtualshareholdermeeting.com/HRNNF2025, and in person, at Hydro One Limited, 483 Bay St., Special Events Centre, North Tower, Concourse Level, Toronto, Ontario, M5G 2P5.

At this year’s shareholders meeting, you will be voting on several important matters, so please take the time to carefully consider the information set out in the accompanying management information circular. Registered shareholders and duly appointed proxyholders will also have an opportunity to ask questions. Your vote is important. We strongly encourage you to use the enclosed form of proxy or voting instruction form to submit your vote prior to the proxy deadline for the meeting.
On behalf of the Board of Directors, I thank Ms. Cherie Brant and Mr. Timothy Hodgson for their valuable service to the board since 2018. Ms. Brant has decided to retire from the board and not seek election at the meeting. Mr. Hodgson resigned from the board effective April 28, 2025, following his election as a Member of Parliament, having taken a leave of absence since March 24, 2025 during his election campaign. The board has launched a process to select a new Chair. In the interim, I will continue to serve as Interim Chair of the Board and as Chair of the Governance and Regulatory Committee.
All our director nominees currently serve as directors. The diverse skills and experiences of our director nominees will continue to help Hydro One deliver on its purpose to energize life with reliable and sustainable solutions for a brighter future.
For further information on our director nominees, please refer to their biographies starting on page 17.
Additional information regarding Hydro One, including our public disclosure documents, can be found on the Investor Relations page of our website at www.HydroOne.com/Investor- Relations. Additional information relating to Hydro One can also be found on our SEDAR+ profile at www.sedarplus.com.
We thank you for your continued support of Hydro One and look forward to welcoming you at the meeting.
Sincerely,

Susan Wolburgh Jenah
Interim Chair of the Board
Hydro One Limited
Hydro One Limited | 2025 Management Information Circular v

1	BUSINESS OF THE MEETING

2	CORPORATE GOVERNANCE

3	EXECUTIVE COMPENSATION

2025
Management Information Circular
You have received this circular because you owned Hydro One common shares as of the close of business on April 28, 2025 (the record date) and have the right to vote at our annual and special meeting of shareholders.
Management is soliciting your proxy for the meeting, which will be held on June 24, 2025.

In this document:
•	we, us, our, the company and Hydro One mean Hydro One Limited;
•	you and your mean holders of our common shares;
•	common shares and shares mean the common shares of Hydro One; and
•	meeting means the annual and special meeting of shareholders

This document tells you about the meeting and governance and compensation matters at Hydro One. We have organized it into separate sections to make it easier to find what you are looking for and to help you vote with confidence.
We pay the cost for proxy solicitation of all registered owners and beneficial owners, other than beneficial owners who object to their name and address being given to the company. These objecting beneficial owners will not receive the materials unless such objecting beneficial owners’ intermediary assumes the cost of delivery.
We are soliciting proxies mainly by mail, but you may also be contacted by phone, the internet or in person by employees of Hydro One. We may also engage solicitation agents to contact you, at a nominal cost to the company.
The date of this circular is April 28, 2025 and, unless indicated otherwise, all information in the circular is provided as of April 28, 2025 and all dollar amounts are in Canadian dollars.
All references to financial results are based on Hydro One’s financial statements, prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). References in this circular to the meeting include any postponement(s) or adjournment(s) that may occur.
Documents and websites referenced herein are not incorporated by reference into this circular, unless such incorporation by reference is explicit. References to our website address in this circular are intended to be inactive textual references only.

1	Business of the Meeting

Read about the four items of business and how to vote your shares pages 3-29

2	Corporate Governance

Learn about our governance practices
pages 30-59

3	Executive Compensation

See how we compensated our Named Executive Officers in 2024 and why pages 60-103

2 Hydro One Limited | 2025 Management Information Circular

1 Business of the Meeting

Items of Business
As set out in the notice of meeting, shareholders of Hydro One will be asked to receive or consider and, as required, vote on the following matters at the meeting:
1.  Financial Statements
The audited consolidated financial statements of Hydro One for the fiscal year ended December 31, 2024 and the report of the external auditors on the financial statements will be received.
2.  Amendment to Articles
Shareholders will be asked to consider and, if deemed advisable, to approve a special resolution, authorizing an amendment to Hydro One’s articles of incorporation (as amended) (the articles) to reduce the minimum size of the board of directors required by the articles (the articles amendment).
Reduction in Minimum Number of Directors
The articles amendment reduces the minimum number of directors from ten to eight. The maximum number of directors permitted under the articles will remain unchanged at 15, such that the number of directors will be between eight and 15. While Hydro One intends to generally have a board of directors (the board) composed of ten to fifteen directors as contemplated by the Governance Agreement between the company and His Majesty the King in Right of Ontario, as represented by the Minister of Energy and Mines, dated November 5, 2015 (the Governance Agreement), the reduction in the minimum number of directors provides Hydro One additional flexibility in the event that unforeseen circumstances result in a temporarily smaller number of directors. Hydro One believes that a board composed of between eight and 15 directors provide the board with flexibility while maintaining effectiveness, efficiency, and a high standard of corporate governance. In the event that the articles amendment is not successful and fewer than 10 directors are elected at the meeting, the board intends to call a further special meeting of shareholders to elect additional directors in accordance with the Business Corporations Act (Ontario) (the OBCA).
Under the OBCA, the articles amendment must be approved by not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution, by proxy, in person or virtually. The text of the special resolution relating to the articles amendment is attached as Schedule “B” to this circular.
The board recommends that you vote FOR the articles amendment.
3.  Election of Directors
The board is currently comprised of 10 directors. All of the current directors were elected to the board at the company’s annual meeting of shareholders on June 5, 2024 and 9 of those 10 directors are standing for re-election at this meeting.
Timothy Hodgson resigned from the board effective April 28, 2025, following his election as a Member of Parliament. The Governance Agreement provides that the board is to be comprised of between 10 and 15 directors. Prior to Mr. Hodgson's resignation, the board was comprised of 11 directors. As a result of Ms. Brant's retirement from the board, His Majesty the King in Right of Ontario (the Province) is entitled under the Governance Agreement to nominate a candidate for election or appointment to the board. Hydro One is also in the process of identifying an individual to serve as a director as a result of Mr. Hodgson’s resignation.
If these efforts result in the identification of nominees in accordance with the Governance Agreement a sufficient period of time prior to the meeting, Hydro One may amend this circular and take other necessary steps to permit those individuals to stand for election at the meeting. Otherwise, Hydro One expects that such individuals will be appointed to the board following the meeting.
Cherie Brant is not standing for re-election at the meeting.
At the meeting, shareholders will be asked to elect the nominees listed in the circular (the nominated directors) in accordance with Hydro One’s Majority Voting Policy.
Hydro One Limited | 2025 Management Information Circular 3

BUSINESS OF THE MEETING

If the articles amendment is approved and fewer than 10 nominees are elected at the meeting, the election of those directors will be effective upon the issuance of a certificate of amendment with respect to the articles amendment and the current directors will remain in office until such time. Otherwise, the election of the nominated directors will be effective upon the closing of the meeting. All directors elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Other details about the nominees for election as directors are provided starting on page 16.
The board recommends that you vote FOR the election to the board of each of the nominated directors.
The table below summarizes the 2024 voting results for each of the nominated directors who are standing for re-election at the 2025 meeting.

2024 Director Voting Results	Votes For		Votes Withheld
	%	#	%	#
David Hay	99.19	488,011,452	0.81	4,003,892
David Lebeter	99.96	491,847,829	0.04	175,730
Stacey Mowbray	99.03	487,234,665	0.97	4,788,994
Mitch Panciuk	99.75	490,779,801	0.25	1,242,608
Mark Podlasly	99.62	490,161,316	0.38	1,862,233
Helga Reidel	99.76	490,831,283	0.24	1,192,376
Melissa Sonberg	99.26	488,380,864	0.74	3,633,880
Brian Vaasjo	99.93	491,664,869	0.07	358,590
Susan Wolburgh Jenah	99.48	489,473,608	0.52	2,540,170

Majority Voting Policy

The board has adopted a Majority Voting Policy for the election of directors. In an uncontested election, any nominee for director who does not receive at least a majority of votes for their election is required to immediately tender their resignation for consideration by the board. For more information on our Majority Voting Policy, see page 39.

4.  Appointment of External Auditors
The external auditor of Hydro One is KPMG LLP (KPMG), Chartered Professional Accountants, located in Toronto, Ontario. KPMG was initially appointed as the external auditor of Hydro One on August 31, 2015. KPMG has also acted as the external auditor of Hydro One’s principal subsidiary, Hydro One Inc., since 2008. Shareholders are being asked to approve the appointment of KPMG as the external auditor of Hydro One for the ensuing year and to authorize the directors of the company to fix their remuneration.
The aggregate fees billed by KPMG to Hydro One Limited and its subsidiaries in respect of professional services for 2024 and 2023 are presented below (in Canadian dollars):

	Year ended December 31, 2024	Year ended December 31, 2023
Audit Fees(1)	$2,751,176	$2,539,110
Audit-Related Fees(2)	$562,736	$535,941
Tax Fees(3)	$21,935	$20,918
Total	$ 3,335,847	$ 3,095,969

 Notes:
1.
The nature of the services rendered were: audit of annual financial statements of the company and its subsidiaries, statutory and regulatory filings including reporting to the Province (defined above), and services related to securities offerings.

2.
The nature of services rendered were: translations, audit of the Hydro One Pension Plans, assurance services related to the sustainable financing framework, and services reasonably related to the performance of the audit or review of the company’s financial statements that are not reported under Audit Fees.

3.	The nature of services rendered was general tax advice and compliance.
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The board recommends that you vote FOR the re-appointment of KPMG as the external auditors of Hydro One, to hold office until our next annual meeting of shareholders, and to authorize the directors of Hydro One to fix their remuneration.

	For		Withheld
	%	#	%	#
2024 Appointment of Auditor Voting Results	99.35	489,224,092	0.65	3,205,987

For additional information on our auditors and audit committee, please refer to the following sections of our annual information form for the year ended December, 31, 2024, which is available on SEDAR+ (www.sedarplus.com): “Audit Committee” and “Schedule ‘A’ – Hydro One Limited – Audit Committee Mandate”.
5. Say on Pay
In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of the say on pay vote is to obtain shareholder input on executive compensation at each annual meeting of shareholders.
The board believes that the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation.
At the meeting, shareholders will have an opportunity to vote on Hydro One’s approach to executive compensation through consideration of the following say on pay advisory resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2025 annual and special meeting of shareholders of the company.”
Because your vote is advisory, it will not be binding on the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors remain responsible for overseeing the company’s executive compensation practices, in accordance with applicable law, and are not relieved of these responsibilities by the outcome of this advisory vote by shareholders.
The board recommends that you vote FOR approval of the advisory resolution on Hydro One’s approach to executive compensation.

	For		Against
	%	#	%	#
2024 Say on Pay Voting Results	96.85	476,50 0,309	3.15	15,521,807

For further information about our executive compensation program, please see “Executive Compensation” starting on page 60.
Hydro One Limited | 2025 Management Information Circular 5

BUSINESS OF THE MEETING

Information About Voting
Delivery of Proxy Materials
As permitted by applicable Canadian securities laws, Hydro One is providing shareholders with electronic access to its circular for the company’s annual and special meeting of shareholders and its 2024 annual report, using “notice-and-access” instead of mailing out paper copies. Electronic delivery is environmentally friendly and cost effective.
Shareholders will receive a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provides instructions on how shareholders may access and review an electronic copy of the circular and how to request a paper copy. Shareholders who have already provided instructions on their account to receive paper copies of the circular will also receive a paper copy of the circular with a copy of the notice regarding electronic availability. The notice also provides instructions on voting at the meeting.
Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. We pay the cost for proxy solicitation of all registered owners and beneficial owners other than beneficial owners who object to their name and address being given to the company. An objecting beneficial owner will only receive proxy materials if their intermediary assumes the cost of delivery.
Shares Outstanding
As of April 28, 2025 there were 599,774,691 common shares outstanding, each carrying the right to one vote per common share.

The Electricity Act, 1998 (Ontario) and Hydro One’s articles of incorporation preclude any person or company (or combination of persons or companies acting jointly or in concert), other than the Province, from owning or exercising control or direction over, more than 10% of any class or series of voting securities, including common shares of Hydro One.

Who Can Vote
Shareholders have the right to one vote per common share held by them on the record date for the meeting, which is April 28, 2025.
Other than the Province, any person, or an entity controlled by a person, who beneficially owns shares that represent, in the aggregate, more than 10% of the eligible votes that may be cast at the meeting, may not vote any of their shares.
As of April 28, 2025, our directors and executive officers were not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of our outstanding common shares, other than the Province, which holds 282,412,648 common shares (representing approximately 47% of the outstanding common shares).
Under the Governance Agreement, the Province and Hydro One exchanged nomination notices and confirmed their acceptance of each other’s director nominees. The Province is also required, under the Governance Agreement, to vote in favour of the nominees identified in this circular except in the case of contested director elections and where the Province seeks to replace the board in accordance with the Governance Agreement by withholding votes or voting for removal.
More information about the Governance Agreement can be found starting on page 31.
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How to Participate in and Vote at the Meeting
What is this Year’s Meeting Format?
We have decided to host this year’s annual shareholders meeting as a hybrid meeting. Shareholders and registered guests can attend the meeting in person, at Hydro One Limited, 483 Bay St., Special Events Centre, North Tower, Concourse Level, Toronto, Ontario, M5G 2P5 or online via a live audio webcast.
It is anticipated that registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) attending the meeting online will be afforded substantially the same rights and opportunities to participate in the meeting as they would at an in-person meeting. Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be entitled to attend, ask questions, and vote at the meeting, whether in person or online, all in ‘real time’. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder and registered guests will be able to attend the meeting, whether in person or online, but will not be able to participate in, ask questions or vote at the meeting.
If registered shareholders or duly appointed proxyholders are participating in the meeting online, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. All shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com or as described below, particularly if they are worried about their ability to remain connected to the internet for the duration of the meeting or otherwise attend the meeting in person.

In order to participate in the meeting online, please log in at www.virtualshareholdermeeting.com/ HRNNF2025. We recommend that you log in at least 15 minutes before the meeting starts.

How Do I Participate in and Vote at the Meeting?
Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be able to attend, ask questions and vote at the meeting in person or online by using an internet connected device such as a laptop, computer, tablet or mobile phone. The online meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. If you have any doubt, you can check your system’s compatibility by visiting www.talkpoint.com/test.
The steps you need to follow to attend and participate in the meeting will depend on whether you are a non-registered (beneficial) shareholder who holds common shares through a broker or other intermediary or you are a registered shareholder who holds a share certificate or statement from a direct registration system confirming your ownership of common shares and, if you plan to participate in the meeting, whether you will be participating online or in person. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder and registered guests may attend the meeting , whether online or in person, but will not be able to participate in, ask questions or vote at the meeting. Please read and follow the applicable instructions below carefully.
Refer to the “question period – protocol” available at www.hydroone.com/AGM to obtain more information concerning the online and in-person meeting procedures and how to ask or submit questions during the meeting, as well as other rules of conduct for the meeting.
Hydro One Limited | 2025 Management Information Circular 7

BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
How to Participate in and Vote at the Meeting Online
Your broker or intermediary has sent you a voting instruction form.
If you wish to attend, participate and vote and ask questions at the meeting online, you can do so as follows:
1. Appoint yourself as proxyholder as described below under the heading “How to Vote in Advance or by Proxy”, including by providing an “Appointee Name” and designating an 8-character “Appointee Identification Number”. Please note that these steps must be completed prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) or you will not be able to ask questions or vote your common shares at the meeting.
2. Follow the instructions below for proxyholders to log in and vote at the meeting as described below under the heading “How Do I Attend the Meeting as a Proxyholder?”
A non-registered (beneficial) shareholder wishing to access the meeting online without participating or voting – for example, because you have provided voting instructions prior to the meeting or appointed another person to vote on your behalf at the meeting – can access the meeting in the same manner as for registered shareholders described above using the 16-digit control number located on your voting instruction form or form of proxy. However, such a shareholder will not be able to participate in or ask questions at the meeting unless they are also a duly appointed proxyholder.
If the proxy deadline is waived by Hydro One prior to the meeting, all non-registered (beneficial) shareholders will be able to attend, vote and ask questions at the meeting online in the same manner as for registered shareholders. To access, vote and ask questions at the meeting online, use your 16-digit control number located on your voting instruction form or contact your broker to obtain a control number from Broadridge.
In that case, if you have previously provided voting instructions or appointed another person to vote on your behalf, and you choose to access and vote on any matter at the meeting online during the live webcast and receive access to a ballot, then you will revoke all prior voting instructions or appointments. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting online and ask questions. Alternatively, you may elect to attend the meeting as a registered guest, as described below under the heading “How do I Attend the Meeting as a Guest?”, but you will not be able to ask questions or vote at the meeting. You should not assume that the proxy deadline will be waived in whole or in part, and you should vote prior to the meeting or appoint yourself or another person to vote on your behalf at the meeting prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) to ensure your vote is counted at the meeting.

Broadridge Investor Communications Corporation has sent you a proxy form. Do not complete the proxy form and instead follow these steps:
1.
Log in to www.virtualshareholder meeting.com/HRNNF2025 at least 15 minutes before the meeting starts. You should allow ample time to check into the meeting online and to complete the related procedures.
2.
Enter your 16-digit control number into the Shareholder Login section (your control number is located on your proxy form) and click on “Enter Here”.
3.
Follow the instructions to access the meeting and vote when prompted.
Even if you currently plan to access and vote at the meeting online, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the meeting.
You should note that if you access and vote on any matter at the meeting online and receive a ballot on the online meeting platform you will revoke any previously submitted proxy.

8 Hydro One Limited | 2025 Management Information Circular

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
How to Participate in and Vote at the Meeting in Person
Your broker or intermediary has sent you a voting instruction form.
If you wish to attend, participate and vote at the meeting in person, you can do so as follows:
1. Appoint yourself as proxyholder as described below under the heading “How to Vote in Advance or by Proxy”, including by providing an “Appointee Name” and designating an 8-character “Appointee Identification Number”. Please note that these steps must be completed prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) or you will not be able to ask questions or vote your common shares at the meeting.
2. Follow the instructions below for Proxyholders to attend and vote at the meeting as described below under the heading “How Do I Attend the Meeting as a Proxyholder?”
A non-registered (beneficial) shareholder wishing to attend the meeting in person without participating or voting – for example, because you have provided voting instructions prior to the meeting or appointed another person to vote on your behalf at the meeting – can attend the meeting in the same manner as for registered shareholders. However, such a shareholder will not be able to participate in or ask questions at the meeting unless they are also a duly appointed proxyholder.
If the proxy deadline is waived by Hydro One prior to the meeting, all non-registered shareholders will be able to attend, participate and vote in person at the meeting in the same manner as for registered shareholders.
In that case, if you have previously provided voting instructions or appointed another person to vote on your behalf, and you choose to attend and register at the meeting in person with Broadridge and receive a ballot, then you will revoke all prior voting instructions or appointments. If you do not wish to revoke your prior instructions or appointments, you will still be able to attend the meeting in person, participate and ask questions. Alternatively, you may elect to attend the meeting as a registered guest, as described below under the heading “How do I Attend the Meeting as a Guest?”, but you will not be able to participate in, ask questions, or vote at the meeting. You should not assume that the proxy deadline will be waived in whole or in part, and you should vote prior to the meeting or appoint yourself or another person to vote on your behalf at the meeting prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) to ensure your vote is counted at the meeting.

Broadridge has sent you a proxy form. Do not complete the proxy form. Instead, present yourself and the proxy form in person at the meeting.
When you arrive at the meeting, please register with and obtain a ballot from Broadridge.
Even if you currently plan to attend and vote at the meeting in person, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the meeting.
You should note that if you attend and vote on any mater at the meeting in person and receive a ballot from Broadridge you will revoke any previously submitted proxy.

Hydro One Limited | 2025 Management Information Circular 9

BUSINESS OF THE MEETING

How Can I Ask Questions at the Meeting?
Hydro One believes that the ability to participate in the meeting in a meaningful way, including by asking questions, is important for shareholders. It is anticipated that registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) participating in the meeting online and in person will have substantially the same opportunity to ask proper questions as in past years when the annual meeting of shareholders was held in person.
Upon registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) logging in to the meeting online, they will have an opportunity to ask questions, make motions and raise points of order at the meeting through a chat box in the online meeting platform. Using a toll-free phone number displayed during the meeting on the online meeting platform, registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will also be able to ask questions verbally over the phone. In order to ask questions over the phone, registered shareholders will need the 16-digit control number on their form of proxy and duly appointed proxyholders will need their Appointee Information (defined below). Similarly, those who attend in person will also have an opportunity to ask questions at the meeting. Questions received from registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) that relate to matters of business before the meeting are expected to be addressed during the meeting and questions that do not properly relate to matters of business before the meeting are expected to be addressed in a question and answer session following the meeting. Such questions will be responded to by a representative of Hydro One.
The chair of the meeting will decide, at their discretion, the amount of time allocated to each question, whether it is asked online or in person. The chair will also have the right to limit or consolidate questions to ensure as many registered shareholders and duly appointed proxyholders as possible have the opportunity to ask questions. Further, the chair may reject questions that do not relate to the business of the meeting or which are determined, in the chair’s discretion, to be inappropriate or otherwise out of order. The company does not intend to address any questions or statements that are: irrelevant to the business and affairs of the company or the business of the meeting; related to material non-public information of the company; related to personal grievances or in furtherance of personal interests; derogatory or otherwise in bad taste; repetitive of those made by another shareholder or duly appointed proxyholder; or out of order or not otherwise appropriate for the conduct of the meeting, all as determined by the chair of the meeting. Registered guests can attend and access the meeting online and in person. However, guests (including non-registered (beneficial) shareholders who have not properly appointed themselves as proxyholders) will not be able to ask questions at the meeting.
Who Do I Contact If I Cannot Log in to the Meeting Online?
If you have any difficulties logging in to the meeting online, please contact Broadridge’s online shareholder meeting help line using the toll-free number shown on the login page. If you are participating in the meeting online, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed.
Even if you currently plan to participate in the meeting, you should consider voting your shares in advance so that your vote will be counted in the event you experience any difficulties.
10 Hydro One Limited | 2025 Management Information Circular

How Do I Attend the Meeting as a Proxyholder?
If you have been properly appointed as proxyholder for a registered or non-registered (beneficial) shareholder (or you are a non-registered (beneficial) shareholder who has appointed themselves as proxyholder), you can access and vote at the meeting during the live webcast as follows:

Attending the Meeting Online as a Proxyholder
1.
Log in to www.virtualshareholdermeeting.com/HRNNF2025 at least 15 minutes before the meeting starts. You should allow ample time to check into the online meeting and to complete the related procedures.
2.
Enter the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder and click on “Enter Here”. If this information is not provided to you by such shareholder, or if you do not enter it exactly as that shareholder provided it to Broadridge, you will not be able to attend, ask questions at the meeting or vote their common shares on their behalf.
If you have been appointed as proxyholder for more than one shareholder, you will be asked to enter the Appointee Information for each separate shareholder in order to vote the applicable common shares on their behalf at the meeting.
3.
Follow the instructions to access the meeting and vote when prompted.

Attending the Meeting in Person as a Proxyholder
1.
Arrive at the meeting and register with Broadridge.
2.
As part of registration, you will provide Broadridge the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder. If this information is not provided to you by such shareholder, or if you do not provide it exactly as that shareholder provided it to Broadridge, you will not be able to attend, participate in, ask questions at the meeting or vote their common shares on their behalf. If you have been appointed as proxyholder for more than one shareholder, you will be asked to provide the Appointee Information for each separate shareholder in order to vote the applicable common shares on their behalf at the meeting.
3.  Complete the ballot provided.

All shareholders must provide the Appointee Information to their appointed proxyholder exactly as they provided it to Broadridge online at www.proxyvote.com or on their voting instruction form or form of proxy in order for their proxyholder to access and vote their shares at the meeting online during the live webcast or attend and vote their shares at the meeting in person. Proxyholders who have forgotten or misplaced the applicable Appointee Information should contact the shareholder who appointed them as quickly as possible. If that shareholder has forgotten or misplaced the applicable Appointee Information, they should follow the steps described under the heading “How to Vote in Advance or by Proxy” as quickly as possible.
How Do I Attend the Meeting as a Guest?
Those interested in registering to attend the meeting as a guest, whether online or in person, can do so as set out below. Registered guests (including non-registered (beneficial) shareholders who have not properly appointed themselves as proxyholders) will be able to observe the meeting but will not otherwise be able to participate, ask questions or vote. If you wish to contact the chair of the board or any member of the board please see page 113 for contact information. Please read and follow the instructions below carefully.

Attending the Meeting Online as a Guest
1.
Log in to www.virtualshareholdermeeting.com/HRNNF2025 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.
2.
Complete the GUEST LOGIN section and click on “Enter Here”.

Attending the Meeting In Person as a Guest	Guests are welcome to join the meeting in person; Broadridge and members of the Corporate Secretary Department will be onsite to assist guests with the registration process.

Hydro One Limited | 2025 Management Information Circular 11

BUSINESS OF THE MEETING

Voting by Proxy or in Advance
Appointing Your Proxyholder
Providing voting instructions online at www.proxyvote.com or by telephone or by signing and returning your proxy form or voting instruction form authorizes David Lebeter or, failing him, Harry Taylor (the named proxyholders), the President and CEO of the company and the Chief Financial and Regulatory Officer of the company, respectively, each with full power of substitution, to vote your common shares at the meeting in accordance with your instructions. You have the right to appoint someone else to represent you at the meeting. Your proxyholder does not have to be a shareholder of the company.
We reserve the right to accept late proxies and to waive the proxy deadline with or without notice, but are under no obligation to accept or reject any particular late proxy.
How to Vote in Advance or by Proxy
You can vote in advance or appoint your proxyholder and vote by proxy using the applicable instructions set out below. How you appoint your proxyholder will depend on whether you are a non-registered (beneficial) shareholder or a registered shareholder.
12 Hydro One Limited | 2025 Management Information Circular

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Appointing a Proxyholder and Voting by Proxy
You may provide your voting instructions to the named proxyholders or appoint yourself or another person to attend the meeting and vote on your behalf by following the instructions on the voting instruction form provided to you by your broker or other intermediary. You are encouraged to do so online at www.proxyvote.com or by telephone if your broker or intermediary provides you with this option. You may also complete the voting instruction form provided by your intermediary and return it to your broker or intermediary. You must follow the instructions and timelines provided by your broker or intermediary in order to do so.
If you wish to attend, access and vote at the meeting online, attend and vote at the meeting in person or appoint another person (other than the named proxyholders) to do so, do not complete the voting section of the voting instruction form since you or your appointee will vote at the meeting.
In addition to the steps above, you must follow the additional instructions on your voting instruction form or form of proxy very carefully in order to appoint yourself or another person (other than the named proxyholders) to vote at the meeting, including:
•
inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form. You must complete this step regardless of whether you wish to appoint yourself or another person (other than the named proxyholders); and
•
if you have appointed someone other than yourself to attend, access and vote at the meeting online or attend and vote at the meeting in person on your behalf, informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting.
If you wish to appoint yourself or another person (other than the named proxyholders) , as your proxyholder, you are encouraged to do so online at www.proxyvote.com as this will allow you to share the Appointee Information you have designated with any other person you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information as required when completing your appointment online or on your voting instruction form or form of proxy, or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to attend, access and vote at the meeting online or attend and vote at the meeting in person on your behalf, neither you nor that other person, as applicable, will be able to access, ask questions and vote at the meeting.

You are encouraged to provide your voting instructions to the named proxyholders or appoint your proxyholder by internet at www.proxyvote.com or by telephone, or by completing and returning the enclosed form of proxy to Broadridge. You must follow the instructions provided on your proxy form.
If you wish to appoint another person as your proxyholder (other than the named proxyholders) to vote on your behalf, you must follow the instructions on your form of proxy very carefully, including:
•
inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form; and
•
informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to attend and vote on your behalf at the meeting, whether online or in person.
Please note that if you wish to appoint a person as your proxyholder other than the named proxyholders and you do not designate the Appointee Information as required when completing your appointment online or on your form of proxy or if you do not provide the exact Appointee Name and Appointee Identification Number to that other person, that other person will not be able to access, ask questions and vote at the meeting on your behalf.

Hydro One Limited | 2025 Management Information Circular 13

BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Proxy Deadline
You are encouraged to provide your voting instructions or appointment online at www.proxyvote.com, or you may return your voting instructions using one of the methods noted on the voting instruction form provided by your broker or intermediary.
Remember that your intermediary must receive your voting instructions or appointment in sufficient time to act on them, before the proxy deadline, which is 3:00 p.m. E.D.T. on June 20, 2025. If you have any questions, you should contact your broker or intermediary.
For your vote to count, Broadridge must receive your voting instructions or appointment from your broker or intermediary by no later than the proxy deadline, which is 3:00 p.m. E.D.T. on June 20, 2025, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or holidays in Ontario) before the postponed or adjourned meeting convenes.
You should ensure your voting instruction form is received by your broker or other intermediary at least one business day in advance of the proxy deadline (or such earlier deadline as your broker or other intermediary may specify).

The enclosed proxy form tells you how to submit your voting instructions or appointment online at www.proxyvote.com, or by completing and returning your proxy form to Broadridge, in each case by following the instructions on your proxy form.
Broadridge must receive your proxy, including any amended proxy, by no later than the proxy deadline, which is 3:00 p.m. E.D.T. on June 20, 2025, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or holidays in Ontario) before the postponed or adjourned meeting convenes.

Changing Your Vote/ Revoking Your Proxy
If you have provided voting instructions to your broker or intermediary and change your mind about your vote, please contact them to find out what to do.
If your broker or intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your broker or intermediary to confirm the procedures and deadline.
If you are eligible to vote at the meeting and you have previously provided voting instructions or appointed another person to vote on your behalf, you may access the meeting online or attend in person and revoke your prior instructions or appointments, but you will not be able to vote on any matter at the meeting unless the proxy deadline has been waived. If you do not wish to revoke your prior instructions or appointments in the event the proxy deadline has been waived, you will still be able to access the meeting online or attend in person and ask questions. Alternatively, you may elect to register to attend the meeting as a registered guest, as described above under the heading “How do I Attend the Meeting as a Guest?”, but you will not be able to ask questions or vote at the meeting.
If your voting instructions or appointment are received after the proxy deadline they may only be effective to revoke a previously submitted instruction or appointment.

If you change your mind about how you voted before the meeting and you want to revoke your proxy, you may do so by providing new voting instructions or Appointment Information at www.proxyvote.com at a later time, or a new proxy form to Broadridge at a later date. You may also do so by any other method permitted by law, including delivering a signed written notice specifying your instructions to our Corporate Secretary, by 4:00 p.m. E.D.T. on the last business day before the meeting (or any postponement(s) or adjournment(s) if the meeting is postponed or adjourned).
Deliver to: 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5
Attention: Corporate Secretary
Proxies received after the deadline but before the meeting may only be effective to revoke any previously submitted proxy.
Finally, you may change your voting instructions by participating and voting on any matter at the meeting online or registering at the meeting in person and obtaining a ballot, which will revoke any previously submitted proxy.

14 Hydro One Limited | 2025 Management Information Circular

How Your Proxyholder Will Vote
The proxy form and voting instruction form provide that your proxyholder must vote according to the instructions you provided on your proxy form or voting instruction form, including on any ballot that may be called for at the meeting. For directors and the appointment of the external auditors, you may either vote for or withhold, and for all other matters, you may vote for or against. If you do not specify how you want to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or on any new matters that are properly brought before the meeting, or any postponement(s) or adjournment(s).
If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not specify how you want to vote, the named proxyholders will vote for you as follows:

Matters to Vote On	How the Named Proxyholders Will Vote
Articles amendment	For
Election of directors	For each nominee named in this circular
Appointment of the external auditors	For
Say on Pay	For

Other Matters Relating to Voting
Questions about Voting
If you are a registered shareholder, please contact Broadridge with any questions that you have about voting. You will find their contact information on page 113 of this circular. If you are a non-registered (beneficial) shareholder and you have questions about voting, please contact your broker or intermediary by following the instructions on your voting instruction form.
Tabulation of Votes
Votes and proxies will be counted, verified and tabulated by Broadridge in compliance with the OBCA, the by-laws of the company and applicable proxy protocols and rules. Proxies will be submitted to us and our representatives when legally necessary or appropriate, when a shareholder clearly intends to communicate with management or the board, when there is a proxy contest, or to the extent necessary to comply with applicable proxy protocols or rules of order.
Voting Results
We will file the voting results with securities regulators after the meeting and also post the results on our website at www.hydroone.com/AGM. The results will include details regarding the percentage of support received on each matter for which a ballot vote is held or, if no ballot vote is held, based on the votes represented by proxies validly deposited prior to the meeting.
Special Arrangements
If you plan on attending the meeting in person and require special arrangements for hearing and/or access, please contact our Corporate Secretary at CorporateSecretary@HydroOne.com by no later than 3:00 p.m. (E.D.T.) on June 20, 2025.
Hydro One Limited | 2025 Management Information Circular 15

BUSINESS OF THE MEETING

About the Nominated Directors
Director nominee profiles, starting on page 17, tell you about each director nominee’s skills, experience and other important matters to consider. All but one of the director nominees are considered independent. David Lebeter is not considered independent as he serves as President and CEO of Hydro One.
What We Expect from Our Directors
We expect our directors to have personal attributes and expertise that contribute to the board, to devote the necessary time for board and committee duties, to act with integrity, to exercise independent business judgment and to stay informed and participate fully in board matters. The board has adopted a written position description that sets out the board’s expectations for directors, including the following:

•
Business expertise and understanding of the Canadian business community and previous experience serving in a senior executive or leadership position
•
Strong listening, communication and advocacy skills, motivation and ability to engage effectively in board and committee work

•
Understand and contribute to fulfilling the company’s mission and vision, strategies and objectives
•
Comply with the corporate governance guidelines of the company and perform their duties as board members
•
Ability to act independently of management (for directors who are not members of management) and be accountable for board decisions to stakeholders as a whole

•
Act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances
•
Act in the highest ethical manner and with integrity in all personal, business and professional dealings and in compliance with the company’s Code of Business Conduct

•
Devote sufficient time to their responsibilities and prepare for each board and relevant committee meeting
•
Attend board and committee meetings and shareholder meetings and actively participate in board and committee deliberations and decisions
•
Work constructively and effectively with other directors, officers, employees and advisors of the company

• Continuously advance their knowledge about the company’s business and operations, the communities in which it operates, emerging trends and issues, and significant strategic initiatives

16 Hydro One Limited | 2025 Management Information Circular

Our Director Nominees at a Glance

Director Nominee
Major Competencies	David Hay	David Lebeter(1)	Stacey Mowbray	Mitch Panciuk	Mark Podlasly	Helga Reidel	Melissa Sonberg	Brian Vaasjo	Susan Wolburgh Jenah (Interim Chair)
Public Board Interlocks	–	–	–	–	–	–	–	–	–
Independent(2)		–
Gender	M	M	W	M	M	W	W	M	W
Audit Committee(3)
Indigenous Peoples, Safety & Operations Committee (IPSO) Committee(3)
Human Resources Committee (HRC)(3)
Governance & Regulatory Committee (GRC)(3)

denotes committee chair
1.	Mr. Lebeter, while not a member of any of the committees, is invited to attend all committee meetings.
2.	Independent according to our definition of independence which is found on page 36.
3.	Changes to committee composition effective June 5, 2024 can be found on page 32.

(*)	For directors seeking re-election, and excluding voting results for Mr. Timothy Hodgson and Ms. Cherie Brant.
Director Nominee Profiles
The information in each director nominee profile is provided as of April 28, 2025. The profiles tell you about the director nominees who are currently standing for election, including:
•	a brief biography of each nominee, together with their age and place of residence;
•	principal occupation and education;
•	past key directorships and current directorships (and where applicable for current directorships, the stock exchanges on which those companies are listed);
•	the year they were first elected or appointed as a director and their independence status;
•	their 2024 board attendance; and
•	if they are a nominee of the Province under the Governance Agreement.
Hydro One Limited | 2025 Management Information Circular 17

BUSINESS OF THE MEETING

David Hay, 69 New Brunswick, Canada
David Hay is the Managing Director of Delgatie Incorporated, a strategic advisory firm. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc., a role he held until 2015. From 2004 until 2010, he was President and Chief Executive Officer of New Brunswick Power Corporation. Prior to that Mr. Hay held senior investment banking roles as Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International based in London, England. Mr. Hay spent the early part of his career as a practicing lawyer at Osler, Hoskin & Harcourt LLP and taught at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario from 1981 until 1982.
Mr. Hay also sits on the boards of EPCOR Utilities Inc. and he is a member of the Council of Clean and Reliable Energy. Prior directorships include Toronto Hydro-Electric System Limited, where he was Vice Chair, and Associated Electric & Gas Insurance Services Limited (AEGIS). Mr. Hay also chaired both the Beaverbrook Art Gallery and SHAD Canada and was a member of the Expert Panel on Churchill Falls 2041.
Mr. Hay holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College). He is an Executive Fellow of the Ivey Energy and Policy Institute and holds his ICD.D.

INDEPENDENT
Director since August 14, 2018 Managing Director, Delgatie Incorporated Not eligible for re-election in 2030

2024 Attendance
Board: 9/9 (9/9 Regularly Scheduled, 0/0 Short Notice)	IPSO Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	GRC: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)	Audit Committee: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)

Stacey Mowbray, 63 Ontario, Canada
Stacey Mowbray is a corporate director, serving on the boards of Currency Exchange International/Exchange Bank of Canada (TSX) and dentalcorp Holdings Ltd (TSX). Prior directorships have included Sleep Country Canada Holdings Inc. (TSX), Trillium Health Partners, Second Cup Coffee Company, Liquor Control Board of Ontario and the Coffee Association of Canada as Chair.
Ms. Mowbray’s most recent work experience was as President of North America/Americas for Weight Watchers International from 2014 to 2019 and prior to that as President and CEO at The Second Cup Ltd. Ms. Mowbray has extensive strategy and marketing experience from years of leading these functions at high profile brands such as Molson Coors Brewing Company, Cara Operations and Pepsi Cola Canada.
Ms. Mowbray has received numerous recognitions including Diversity Champion, Inaugural CEO in Residence and Top 100 Alumni for Wilfrid Laurier University, Top 100 Women’s Executive Network, and Schulich School of Business Outstanding Progress and Achievement Award. Ms. Mowbray holds a Master of Business Administration from Schulich School of Business, as well as, a Bachelor of Business Administration from Wilfrid Laurier University. Ms. Mowbray holds her ICD.D and recently earned the NACD Certificate in Cyber-Risk Oversight.

INDEPENDENT
Director since July 23, 2020 Corporate Director Not eligible for re-election in 2032

2024 Attendance
Board: 9/9 (9/9 Regularly Scheduled, 0/0 Short Notice)	Audit Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	HRC: 5/5 (5/5 Regularly Scheduled, 0/0 Short Notice)

18 Hydro One Limited | 2025 Management Information Circular

Mitch Panciuk, 57 Ontario, Canada
Mitch Panciuk is the managing partner of Boston Pizza in Belleville, Ontario, and previously served as the Mayor of the City of Belleville from 2018 to 2022. Prior to his election as Mayor, he served as Belleville Ward City Councillor. Under his leadership, the City of Belleville transformed into a destination city leading Eastern Ontario in population growth and in 2021 was the fourth best community in Canada to live as ranked by Maclean’s magazine.
Since 2001 Mr. Panciuk has owned and operated Boston Pizza Belleville and was also a multi-unit operating partner and had multiple elected terms as an Ontario member of the Boston Pizza International Franchisee Advisory Council.
Mr. Panciuk is Chair of the Ontario One Call Board of Directors and previously served on the board of Elexicon Corporation from 2018 to 2022 where he chaired the Audit, Finance and Risk Management Committee.
Mr. Panciuk holds his Chartered Director (C.Dir.) Designation from The Director’s College, DeGroote School of Business, McMaster University and a Bachelor of Arts from the University of Alberta.

INDEPENDENT
Director since June 2, 2023 Managing Partner, Boston Pizza Belleville Nominee of the Province Not eligible for re-election in 2035

2024 Attendance
Board: 9/9 (9/9 Regularly Scheduled, 0/0 Short Notice)	Audit Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	IPSO Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)

Mark Podlasly, 59 British Columbia, Canada
Mark Podlasly, a member of the Cook’s Ferry Indian Band, Nlaka’pamux Nation in British Columbia, is the Chief Executive Officer at the First Nations Major Project Coalition (the FNMPC), a national 170 Indigenous nation collective that seeks ownership of major projects such as pipeline, electric utilities, and mining support infrastructure, as well as improvements in project environmental practices. Prior to his appointment as CEO of the FNMPC, Mr. Podlasly held the role of Chief Sustainability Officer. Mr. Podlasly is a board member of the Canadian Imperial Bank of Commerce (TSX, NYSE) where he serves on the audit committee, and is chair of the First Nations (Pacific Trails Pipeline) Group Limited Partnership. He is also a Trustee of the Nlaka'pamux Nation Legacy Trust and a member of the Climate Strategy Advisory Board at the Institute of Corporate Directors.
In 2017, Mr. Podlasly was awarded the Governor-General’s Meritorious Service Medal for Indigenous leadership in co-establishing Teach for Canada-Gakinaamaage, a non-profit organization that works with northern First Nations to recruit and support committed teachers.
Mr. Podlasly holds a Master in Public Administration degree from Harvard University as well as a Bachelor of Arts, Business Administration from Trinity Western University. Mr. Podlasly also holds an ICD.D designation.

INDEPENDENT
Director since June 8, 2022 CEO at the First Nations Major Projects Coalition Not eligible for re-election in 2034

2024 Attendance
Board: 9/9 (9/9 Regularly Scheduled, 0/0 Short Notice)	Audit Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	HRC: 5/5 (5/5 Regularly Scheduled, 0/0 Short Notice)

Hydro One Limited | 2025 Management Information Circular 19

BUSINESS OF THE MEETING

Helga Reidel, 64 Ontario, Canada
Helga Reidel is a corporate director. Ms. Reidel most recently served as President and Chief Executive Officer of ENWIN Utilities Ltd. from 2016 to 2022. Prior to that, she served as Chief Administrative Officer for the Corporation of the City of Windsor from 2009 to 2016 and brings more than 34 years of senior executive and board director experience in the public and private sectors.
Ms. Reidel currently sits on the board of Corby Spirit and Wine Ltd (TSX), the Windsor Detroit Bridge Authority, Transform SSO and is a member and past Chair of the Board of Governors of the University of Windsor. She is also a Founding Member of the Detroit/Windsor/Toledo Arm of the Private Directors Association, where she previously also held the position of Treasurer.
Ms. Reidel previously served as a trustee of WISE Trust and she held a number of volunteer appointments, including the United Way Centraide-Windsor Essex, the Windsor Public Library Board, and the Windsor Essex Children’s Aid Society.
Ms. Reidel is a graduate of the University of Windsor with degrees in Commerce and Education. She is a Fellow of the Institute of Chartered Professional Accountants (FCPA, FCA), and holds her ICD.D.

INDEPENDENT
Director since June 2, 2023 Corporate Director Nominee of the Province Not eligible for re-election in 2035

2024 Attendance
Board: 9/9 (9/9 Regularly Scheduled, 0/0 Short Notice)	Audit Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	HRC: 5/5 (5/5 Regularly Scheduled, 0/0 Short Notice)

Melissa Sonberg, 64 Québec, Canada
Melissa Sonberg is a corporate director. Ms. Sonberg was most recently a Professor of Practice at McGill University’s Desautels Faculty of Management, where she was a faculty member from 2014 to 2024. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.
Ms. Sonberg sits on the boards of Exchange Income Corporation (TSX), Athennian, Enghouse Systems Inc. (TSX), and Canada Post Corporation. Previous directorships include Via Rail Canada, MD Financial Holdings, Inc., Rideau, Inc., Group Touchette, Women in Capital Markets, the McGill University Health Centre and the Montreal Children’s Hospital Foundation.
Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Master of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive (CHRE).

INDEPENDENT
Director since August 14, 2018 Corporate Director Not eligible for re-election in 2030

2024 Attendance
Board: 9/9 (9/9 Regularly Scheduled, 0/0 Short Notice)	HRC: 5/5 (5/5 Regularly Scheduled, 0/0 Short Notice)	GRC: 3/4 (3/4 Regularly Scheduled, 0/0 Short Notice)

20 Hydro One Limited | 2025 Management Information Circular

Brian Vaasjo, 69 Alberta, Canada
Brian Vaasjo is a corporate director. He was previously President and CEO of Capital Power, a power generation company, a position he had held from Capital Power’s Initial Public Offering in 2009 until May of 2023. Under his leadership, Capital Power became Alberta’s leading developer of new power generation and successfully acquired and developed power generation projects in B.C., Ontario, and the United States. Prior to that, Mr. Vaasjo held various positions at EPCOR Utilities including President of EPCOR’s Energy Division and Executive Vice President and Chief Financial Officer commencing in 1998.
For 19 years before that, he held various positions with the predecessor companies to Enbridge. Mr. Vaasjo served on the Capital Power Board from 2009 to 2023 and the Capital Power Income LP Board from 2005 to 2011, which he chaired from 2009 to 2011. Other directorships have included the Alberta Health Services Board, Shock Trauma Air Rescue Board (STARS) where he served as chairman, and the United Way of the Alberta Region, which he also served as chairman. He currently serves as a Member of the Advisory Council to the Dean of Medicine and Dentistry at the University of Alberta.
Mr. Vaasjo holds a Bachelor of Education degree and an MBA from the University of Alberta. He is also a Fellow of the Institute of Chartered Professional Accountants (FCPA).

INDEPENDENT
Director since June 2, 2023 Corporate Director Not eligible for re-election in 2031

2024 Attendance
Board: 9/9 (9/9 Regularly Scheduled, 0/0 Short Notice)	Audit Committee: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)	GRC Committee: 2/2 (2/2 Regularly Scheduled, 0/0 Short Notice)	IPSO Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)

Susan Wolburgh Jenah, 69 Ontario, Canada
Susan Wolburgh Jenah is a corporate director with four decades of experience as a senior regulator, chief executive officer, lawyer and director. Since March 2025, Ms. Wolburgh Jenah has served as Interim Chair of the Board of Hydro One. Throughout her career, she has served on numerous corporate, Crown corporation and not-for-profit boards and expert advisory committees.
Ms. Wolburgh Jenah currently serves on the board of Aecon Group Inc. (TSX) and is Chair of the Corporate Governance, Nominating and Compensation Committee. She recently served as Vice-Chair of Humber River Hospital and as Chair of the Independent Review Committee of Vanguard Investments Canada. Prior directorships include serving as a Public Governor of the U.S. Financial Industry Regulatory Authority, as Chair of the NEO Exchange, and as a director of Laurentian Bank of Canada, Aequitas Innovations, The Global Risk Institute, the Investment Industry Regulatory Organization of Canada (IIROC), and the Institute of Corporate Directors.
Ms. Wolburgh Jenah was the founding President and CEO of IIROC and held numerous executive roles at the Ontario Securities Commission, including Vice-Chair, Acting Chair, General Counsel and Head of International Affairs.
Ms. Wolburgh Jenah holds a Bachelor of Arts from the University of Toronto and a Juris Doctor from Osgoode Hall Law School. She is also a member of the C.D. Howe National Advisory Council and served as Mentor to the Catalyst Women on Board Program. She is a prior Fellow and Adjunct Professor at Osgoode Hall Law School and recipient of the Osgoode Hall Gold Key for Achievement in 2011. Ms. Wolburgh Jenah holds her ICD.D.

INDEPENDENT
Director since January 1, 2020 Corporate Director Nominee of the Province Not eligible for re-election in 2031

2024 Attendance
Board: 9/9 (9/9 Regularly Scheduled, 0/0 Short Notice)	GRC: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)	IPSO Committee: 4/4 (4/4 Regularly Scheduled, 0/0 Short Notice)

Hydro One Limited | 2025 Management Information Circular 21

BUSINESS OF THE MEETING

David Lebeter, 65 Ontario, Canada
David Lebeter serves as the President and CEO of Hydro One, Ontario's largest electricity transmission and distribution provider. Prior to his appointment as President and CEO in 2023, Mr. Lebeter served as the company’s Chief Operating Officer where he successfully managed Hydro One’s capital investments, grid reliability and system operations, laying the groundwork for the construction of hundreds of kilometers of required new transmission lines over the next two decades.
Before joining Hydro One, Mr. Lebeter held progressively senior positions in operations and safety at BC Hydro from 2005 to 2019, contributing to advancements in safety, grid reliability, employee engagement, and customer service.
Mr. Lebeter's professional affiliations include serving as an Executive Board Member for Smart Grid Northwest, an Operations Board Member for Western Energy Institute, and Chairman of the Distribution Council with the Canadian Electricity Association. He holds a Bachelor’s degree in Forestry from the University of British Columbia and is a registered professional forester. Additionally, Mr. Lebeter earned an Executive Master of Business Administration from Simon Fraser University. Mr. Lebeter holds his ICD.D.

NOT INDEPENDENT
Director since February 1, 2023 President and CEO of Hydro One

2024 Attendance[1]
Board: 9/9 (9/9 Regularly Scheduled, 0/0 Short Notice)

1
As President and CEO, Mr. Lebeter is not a member of any board committee, but attends board committee meetings by standing invitation. Mr. Lebeter attended all regularly scheduled and short notice board committee meetings between January 1, 2024, and December 31, 2024.
22 Hydro One Limited | 2025 Management Information Circular

Skills and Competencies of the Nominees
The skills matrix below shows each director nominee’s mix of key skills and experience in areas that are important to Hydro One’s business. In 2024, the GRC undertook a review of the skills matrix to ensure that it continues to align with and support Hydro One’s strategy and the development of a diverse board. The skills matrix is used to identify those skills for which the company will recruit when making changes to its board. The following chart outlines the key areas of skills and experience for each director nominee other than Mr. Lebeter:

Director Nominee
Major Competencies	David Hay	Stacey Mowbray	Mitch Panciuk	Mark Podlasly	Helga Reidel	Melissa Sonberg	Brian Vaasjo	Susan Wolburgh Jenah
Accounting/Finance
Human Resources/ Executive Compensation/ Union Relations
Customer
Utility/Energy Sector
Capital Markets
Stakeholder Engagement (including Indigenous Peoples)
Government/Regulatory/ Public Policy
Information Technology/ Digital & Cyber Security
Risk Management
Business Transformation
Sustainability/ESG
Large Company Senior Executive
Governance

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BUSINESS OF THE MEETING

Description of Competencies:

Accounting/Finance
Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian and/or US GAAP, and/or International Financial Reporting Standards).

Human Resources/ Executive Compensation/ Union Relations
Strong understanding of human resource development, organizational/ personal development and training, working with a unionized workforce and compensation, benefit and pension programs, with specific expertise in executive compensation programs.

Customer	Experience with mass consumer-facing business, major retail channels and customer-focused strategy.
Utility/Energy Sector	Experience in the utility/electricity industry, combined with a strong knowledge of market participants.
Capital Markets	Experience in investment banking, finance or in major mergers and acquisitions.
Stakeholder Engagement (including Indigenous Peoples)	Experience in, or a strong understanding of, communications and relations with investors, customers, regulators and community relations, especially experience in relations with Indigenous communities.
Government/ Regulatory/Public Policy	Experience in, or a strong understanding of, complex legal and regulatory regimes, the workings of government and public policy in Canada and internationally.
Information Technology, Digital & Cyber Security
Experience in information technology, digital, operating technology, artificial intelligence and cyber security with knowledge of leading practices in Governance & Oversight; Procedures and Controls; Operations; and Project Delivery.

Risk Management	Experience or understanding of enterprise risk management systems, procedures and practices.
Sustainability/ESG
Experience in or a strong understanding of, environmental, social and governance programs, sustainable practices and policies, health and safety policies, climate change-related risks and opportunities, corporate social responsibility programs and/or diversity, equity and inclusion initiatives so that we can operate safely in an environmentally and socially responsible manner.

Business Transformation	Experience driving strategic direction changes and leading growth of an organization.
Large Company Senior Executive	Experience as a chief executive officer, chief operating officer, chief financial officer or other senior executive of a publicly listed company or large organization.
Governance	Experience in, or a strong understanding of, leading corporate governance practices and principles at a public company.

24 Hydro One Limited | 2025 Management Information Circular

Director Compensation
On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018 (HOAA). The HOAA required our board to establish an executive compensation framework for the board of directors, President and CEO, and other executives. On February 21, 2019, pursuant to the HOAA, the Management Board of Cabinet issued a directive to Hydro One (the directive) setting out certain compensation-related requirements. As specified in the directive, the maximum total compensation for the board could be adjusted annually by the lesser of the rate of the Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees. The provisions of the HOAA that required our board to establish a compensation framework for the board of directors ceased to have effect on January 1, 2023.
The by-laws of the company provide that directors may receive remuneration for their services as determined by the board and be reimbursed for travel and other expenses properly incurred by them in attending meetings of shareholders or of the board or any committee thereof or otherwise in the performance of their duties. The directors do not receive meeting fees for board or committee meeting attendance.
The chart below sets out our annual directors’ compensation as at December 31, 2024.

2024 Compensation by Role(1)(2)	Cash Component ($)	Equity Component ($)	Total ($)
Chair of the Board	60,000	90,000	150,000
Committee Chair(3)	46,000	69,000	115,000
Other directors	40,000	60,000	100,000

1.
Effective February 13, 2024, upon recommendation of the GRC, the board, approved an increase of the minimum equity component of the annual retainer for each director, board committee chair and the chair of the board from 50% to 60%. The figures in the table above illustrate the amounts paid if a director has opted to receive 60% in equity and 40% in cash.

2.
Prior to February 13, 2024, the chair of the board was entitled to an annual compensation of $128,313, committee chairs were entitled to an annual compensation of $90,888 and the other directors were entitled to an annual compensation of $85,542.

3.	Effective February 13, 2024, board committee chairs received a $15,000 annual retainer for their duties as committee chair.
For full details of the directors compensation in 2024, please see page 27.
As part of its mandate, the GRC, comprised solely of independent directors, conducts reviews, and makes appropriate recommendations to the board with respect to non-executive director compensation. Any changes to non-employee director compensation are approved by the board, following the GRC’s recommendation.
The GRC and the Board approach the determination of appropriate compensation for non-executive directors with careful consideration of several key factors, including:
•	Ensuring alignment between the interests of directors and shareholders to drive mutual success and enhance corporate value;
•	Offering market-competitive compensation that is reflective of the company’s size, impact, unique ownership structure and business complexity;
•	Being reflective of the work and time commitment for the role as a director, and
•	Attracting and retaining seasoned directors who bring valuable expertise to the board and its committees, ensuring sustained excellence and strategic guidance.
From time-to-time, the GRC also retains independent compensation consultants to provide market comparisons and advice on developing appropriate non-employee director compensation programs. The GRC last engaged an external consultant, Mercer Canada Limited (Mercer), to conduct a review in 2023. Mercer’s review found that Hydro One’s director compensation fees were significantly below the midpoint of the company’s peer group. Mercer recommended, and the GRC and the board agreed, to adopt the same comparative peer group for directors, as is applied to executive compensation analysis post HOAA.
Hydro One has a non-employee director deferred share unit (DSU) plan* providing for awards of directors DSUs to Hydro One directors other than the President and CEO. Directors are required to receive minimum 60% of their annual retainer as an equity component in the form of DSUs. They may elect to be paid up to 100% of the
* The DSU plan was updated in August 2024 to better align the mechanics of the redemption provisions with existing practice and with Hydro One’s existing policies. At the same time, the DSU plan was aligned with certain administrative changes that were made to the Management Deferred Share Unit Plan in April 2024 and housekeeping changes were made to remove items from the DSU plan that were no longer applicable (e.g., outdated tax provisions).
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BUSINESS OF THE MEETING

cash component of their compensation in the form of director DSUs . Director DSUs are notional shares that have the same value as Hydro One common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. Director DSUs vest immediately, but directors can only redeem their DSUs for cash after they leave the board (following a one-year holding period to the extent required to comply with their share ownership requirements (SOR) post departure). This heightened focus on deferred, equity-based compensation is aligned with the compensation framework established for Hydro One executives and is intended to promote long-term decision making and shareholder value creation.
Considering the aforementioned factors, in 2025 the board approved an increase in the annual compensation for directors, the chair of the board, and committee chairs.
The chart below sets out our directors’ compensation effective January 1, 2025

2025 Compensation by Role(1)	Cash Component ($)	Equity Component ($)	Total ($)
Chair of the Board	72,000	108,000	180,000
Committee Chair(2)	55,200	82,800	138,000
Other directors	48,000	72,000	120,000

1.
The board retained the option for each director, to elect to receive up to 100% of their annual retainers in the form of DSUs. The figures in the table above illustrate the amounts paid if a director has opted not to defer the cash component into deferred share units.

2.	Effective January 1, 2025, board committee chairs receive a $18,000 annual retainer for their duties as committee chair.

Directors are expected to continue to satisfy their SOR (or maintain their existing level of share ownership if lower than the requirement) for a period of 12 months following their departure from the board. For a period of 24 months following retirement from the company, the President and CEO must continue to own sufficient shares to meet the lesser of the SOR applicable to the President and CEO or the level of share ownership that the individual had attained at the time of retirement.

26 Hydro One Limited | 2025 Management Information Circular

Total Compensation Paid to Directors in 2024
The following table provides a summary of the compensation earned by the non-employee directors of Hydro One for the year ended December 31, 2024.
Mr. Lebeter is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed starting on page 75. He did not receive any additional compensation for his services as a member of the board.

Name	Total Compensation			Form of Payment
	Board Retainer ($)	Chair of the Board/ Committee Chair Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs ($)(2)	Director DSU Component of Total Compensation (%)(3)
Cherie Brant	98,292	–	98,292	–	98,292	100
David Hay*	98,292	13,860	112,152	45,935	66,217	59
Timothy Hodgson**	–	147,438	147,438	60,491	86,947	59
Stacey Mowbray*	98,292	13,860	112,152	45,935	66,217	59
Mitch Panciuk	98,292	–	98,292	40,327	57,965	59
Mark Podlasly	98,292	–	98,292	–	98,292	100
Helga Reidel	98,292	–	98,292	40,327	57,965	59
Melissa Sonberg*	98,292	13,860	112,152	5,923	106,229	95
Brian Vaasjo	98,292	–	98,292	–	98,292	100
Susan Wolburgh Jenah*	98,292	13,860	112,152	24,573	87,579	78

* Denotes committee chair during 2024
** Denotes Chair of the board during 2024
1.	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, and committee chair retainer.
2.	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
3.
Effective February 13, 2024, the board, upon recommendation of the GRC, approved an increase of the minimum equity component of the annual retainer for each director, board committee chair and the chair of the board from 50% to 60%. Mr. Hay, Mr. Hodgson, Ms. Mowbray, Mr. Panciuk, and Ms. Reidel’s DSU component changed to 60% after February 13, 2024.

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BUSINESS OF THE MEETING

Non-Employee Director Share Ownership Requirements and Equity Ownership
Hydro One believes that the interests of shareholders and directors are better aligned when directors hold a significant investment in Hydro One. Prior to May 14, 2024, directors who were non-employees of Hydro One were required to retain a minimum holding of common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition
The Corporate Governance Guidelines can be found on our website at: www.HydroOne.com/about/ corporate-information/governance.
cost, within six years following the date of their appointment to the board. To further align director and shareholder interests, effective May 14, 2024, the board, upon recommendation of the GRC, approved changes to the method for calculating the SOR for directors who are non-employees of Hydro One. Effective May 14, 2024, directors who are non-employees of Hydro One are required to retain a minimum holding of common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), based on the current market value, within five years following the date of their appointment to the board. Following such time, if there is an increase in the annual board membership retainer, a director will have to comply with the increased share ownership threshold within one year following the increase in the retainer. If there is an increase in the annual board membership retainer or a change to the methodology for calculating share ownership within the first five years of their membership on the board, a director will be provided one additional year to comply with the SOR.

As of December 31, 2024, the SOR for directors was as follows:

Chair of the Board	$ 450,000
Committee Chair	$345,000
Other Directors	$300,000

For 2024, the directors received all of the equity component of their annual director retainer in DSUs. The following table summarizes equity ownership of our directors, including dividend equivalents rounded to the nearest whole number, as at April 28, 2025, and their holdings as of December 31, 2024. The value of director holdings is calculated using the closing price of our common shares on the Toronto Stock Exchange (TSX) on December 31, 2024, which was $44.27. The table does not include Mr. Lebeter as he is subject to our executive share ownership requirement which can be found on page 68.
Under the corporate governance guidelines and DSU plan, directors are expected to continue to satisfy their SOR (or their existing level of share ownership if lower) for a period of 12 months following their departure from the board.
The board approved a waiver of the post-retirement requirements of the SOR, allowing Mr. Hodgson to receive his DSUs following his resignation. This decision allows Mr. Hodgson to serve as a Member of Parliament without any ongoing economic ties to Hydro One.
28 Hydro One Limited | 2025 Management Information Circular

Name	Equity Ownership April 28, 2025		Equity Ownership December 31, 2024		Market Value ($) December 31, 2024	Total as a multiple of the SOR (2)	Year to Meet SOR
	Common Shares	DSUs(1)	Common Shares	DSUs (1)
Cherie Brant	–	15,583	—	14,865	658,081	2.19	Met in 2022
David Hay	–	12,456	—	11,950	529,019	1.53	Met in 2023
Timothy Hodgson	–	15,977	—	15,374	680,600	1.51	Met in 2024
Stacey Mowbray	700	6,841	700	6,371	313,030	0.91	2027 (3)
Mitch Panciuk	–	2,452	—	2,067	91,493	0.30	2030 (3)
Mark Podlasly	–	5,160	—	4,511	199,683	0.67	2029 (3)
Helga Reidel	–	2,452	—	2,067	91,493	0.30	2030 (3)
Melissa Sonberg	–	23,474	—	22,649	1,002,667	2.91	Met in 2022
Brian Vaasjo	19,014	4,362	19,014	3,718	1,006,329	3.35	Met in 2023
Susan Wolburgh Jenah	1,643	14,411	1,643	13,762	681,999	1.98	Met in 2022

Notes:
1.	All DSUs are rounded to the nearest whole number.
2.	Each director’s share ownership is calculated annually as at December 31 (based on the current market value) and is divided by the SOR.
3.
The timeframe to meet the SOR was extended in accordance with the provisions outlined in the Corporate Governance Guidelines. For further details, please refer to the ‘Non-Employee Director Share Ownership Requirements and Equity Ownership’ section on page 28.

In Camera Meetings
At each meeting of the board, the independent directors hold an in camera meeting at which non-independent directors and members of management are not present. Each committee of the board also holds similar sessions at each of their respective regularly scheduled meetings.
These sessions encourage open and candid discussion among the directors. In 2024, an in-camera meeting was held at each board and committee meeting, for a total of 26 such meetings.
Cease Trade Orders and Bankruptcies
No director nominee:
•
is, or within the last 10 years has, served as a director or (i) a chair, vice-chair or president, (ii) a CEO or chief financial officer, (iii) a vice president in charge of a principal business unit, division or function including sales, finance or production, or (iv) an individual performing a policy-making function (each of (i), (ii), (iii) and (iv), an executive officer) of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•
is, or within the last 10 years has served as, a director, CEO or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•
within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions
None of the director nominees of Hydro One has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority. None of the director nominees has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision or in deciding whether to vote for a proposed director.
Hydro One Limited | 2025 Management Information Circular 29

2 Corporate Governance

Hydro One and the board recognize the importance of corporate governance to the effective long-term management and value of the company. Independence, integrity and accountability are the foundation of our approach to corporate governance. This section discusses in more detail our approach to corporate governance, the priorities of the board and what we expect from our directors.
Hydro One’s Corporate Governance Practices
Hydro One maintains corporate governance policies, procedures and practices that reflect our commitment to corporate governance best practices. Our practices generally exceed the rules and regulations issued by Canadian Securities Administrators and the TSX. The GRC and the board regularly review the company’s governance practices in response to changing governance expectations, regulations and best practices and make recommendations to the board for change on an ongoing basis.

The Governance Agreement requires approval of the board to make changes by way of a special resolution of at least two-thirds of the votes cast at a board meeting or unanimous written consent of all directors, to the director Skills Matrix, Board Diversity Policy, Majority Voting Policy, Corporate-Shareholder and Stakeholder Engagement Policy, Corporate Disclosure Policy, Corporate Governance Guidelines, Mandate for the Hydro One Ombudsman, mandates of the board and its committees, as well as its structure. Additionally, the changes cover position descriptions for the President and CEO, the chair of the board, the directors and committee chairs, Code of Business Conduct, Whistleblower Policy, Executive Share Ownership Guidelines, Anti-Hedging Policy and Compensation Recoupment Policy.

You can find more information on our governance practices and policies on our website at: www.HydroOne.com/about/corporate-information/governance.

What We Do
Independence
All of our directors are independent (except for the CEO) and all members of our board committees are independent
We have separate roles of the chair of the board and the CEO
We have in camera sessions – independent directors meet without management at each board and committee meeting
Our board committees have full authority to retain independent advisors
Leadership and Development
We have a comprehensive orientation process for new directors and an ongoing education program for the board
We conduct annual board assessments to help ensure board effectiveness and we annually review our directors’ skills matrix
Environmental, Social and Governance (ESG)
We have board oversight of sustainability matters including climate, Indigenous relations, government relations and other ESG matters

30 Hydro One Limited | 2025 Management Information Circular

What We Do
Diversity and Succession

Our board represents a diverse mix of skills, background and experience. 50% of our independent director nominees are women, 12.5% of our independent director nominees self-identify as an Indigenous Person. Three of the four board committee chairs are women. No director self-identifies as a person, who is Black or a person of colour, a person with a disability or 2SLGBTQIA+

We have a robust Majority Voting Policy
Formal succession planning process in place for the Executive Leadership Team and the board
As required, we use an independent recruiting firm to help identify and track a diverse group of board succession candidates
We limit other public company directorships and board interlocks
We evaluate all requests from our directors before they take on an additional position as a corporate director with a for-profit, not-for-profit, or private entity
We have director term and age limits
Ethics and Integrity
We promote a strong culture of integrity and ethical behaviour guided by a Code of Business Conduct
Shareholder Engagement and Alignment
We provide shareholders with an annual say on pay vote
We have a minimum non-executive director share ownership requirement equivalent to 3x total annual retainer within five years, based on current market price
We have a formal Corporate-Shareholder and Stakeholder Engagement Policy that describes how shareholders can provide direct feedback to the board and we engage with shareholders throughout the year
We disclose directors’ equity holdings and require at least 60% of annual board retainer in equity, to align interests with those of our shareholders
What We Don’t Do
No overcommitted directors – no director simultaneously sits on more than four other public company boards
No stock option awards for directors
No staggered board – all our directors are elected annually
No dual class, non-voting or subordinated voting shares
No monetization or hedging of common shares or equity compensation

The Governance Agreement and the July 11, 2018, Letter Agreement with the Province
The Governance Agreement describes certain principles and standards that govern how Hydro One will be managed and operated, including that the Province, in its capacity as a holder of common shares, will engage in the business and affairs of Hydro One as an investor and not as a manager. Among other things, the Governance Agreement:
■	requires that, except for the CEO, all board members be independent of Hydro One and independent of the Province (please refer to page 36 for the definition of independence);
■	addresses the director nomination process, including the entitlement of the Province to nominate 40% of directors to be elected;
■
requires Hydro One to maintain a Majority Voting Policy for director elections and restricts the Province’s ability to withhold from voting for directors except where the Province replaces the entire board other than the CEO and, at the Province’s discretion, the chair of the board;

■	requires approval by special resolution of the directors of the appointment and annual confirmation of the CEO, the chair of the board and changes to key governance practices of the company;
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CORPORATE GOVERNANCE

■
restricts the right of the Province to exercise certain shareholder rights, such as to requisition a shareholder meeting to consider a fundamental change, or to solicit others to exercise rights which the Province is restricted from exercising; and

■	restricts the acquisition of voting securities by the Province but grants the Province pre-emptive rights with respect to future issuances of voting securities.
Following the June 7, 2018 election in Ontario, Hydro One and the Province entered into a letter agreement dated July 11, 2018 (the July 11 Letter Agreement) for the purpose of the orderly replacement of Hydro One’s then independent directors (the former directors) and the retirement of the then President and CEO.
A copy of the Governance Agreement and the July 11 Letter Agreement have been filed on SEDAR+ and are available under Hydro One’s profile at www.sedarplus.com.
Board Structure
The structure and role of the board are consistent with leading governance practices and reflect the requirements of the Governance Agreement. Except for and the President and CEO, all director nominees serve on two board committees.

In the normal course, the chair of the board also serves on no board committees. The chair of the board and the President and CEO regularly attend each committee meeting by standing invitation but have no vote at the committee meetings.

The board of directors has launched a process to select a new chair. In the interim, Susan Wolburgh Jenah will continue to serve as interim chair of the board and as chair of the GRC.
All members of these committees are persons determined by the board to be independent. The board committees are responsible for assisting the board in carrying out its duties and fulfilling its oversight responsibilities relating to the matters set out in each committee mandate, which were approved by the board.
Each committee chair reports to the board following their meetings and makes any recommendations and provides guidance to the board in accordance with their committee mandate.
There was a change of membership of the committees to the board of directors following the annual meeting of shareholders on June 5, 2024. The changes are reflected in the charts below:

Board of Directors
Jan 1, 2024 to June 4, 2024

Audit Committee	Governance & Regulatory Committee	Indigenous Peoples, Safety & Operations Committee	Human Resources Committee
Stacey Mowbray (Chair)	Susan Wolburgh Jenah (Chair)	David Hay (Chair)	Melissa Sonberg (Chair)
Mitch Panciuk	Cherie Brant	Cherie Brant	Stacey Mowbray
Mark Podlasly	David Hay	Mitch Panciuk	Mark Podlasly
Helga Reidel	Melissa Sonberg	Brian Vaasjo	Helga Reidel
Brian Vaasjo		Susan Wolburgh Jenah	

Board of Directors
June 5, 2024 to December 31, 2024

Audit Committee	Governance & Regulatory Committee	Indigenous Peoples, Safety & Operations Committee	Human Resources Committee
Stacey Mowbray (Chair)	Susan Wolburgh Jenah (Chair)	David Hay (Chair)	Melissa Sonberg (Chair)
Mitch Panciuk	Cherie Brant	Cherie Brant	Stacey Mowbray
Mark Podlasly	Brian Vaasjo	Mitch Panciuk	Mark Podlasly
Helga Reidel	Melissa Sonberg	Brian Vaasjo	Helga Reidel
David Hay		Susan Wolburgh Jenah

32 Hydro One Limited | 2025 Management Information Circular

Quorum
A majority of directors is required to meet quorum at every board and committee meeting. A quorum of shareholders at a meeting is achieved if holders of not less than 25% of the shares entitled to be voted at the meeting are present in person or represented by proxy at the start of the meeting, provided that a quorum shall not be less than two persons.

Position Descriptions
As detailed in the table below, the board has written descriptions for certain positions that describe the division of duties, expectations, and responsibilities. The board has descriptions in place for the chair of the board, committee chairs and the President and CEO. These descriptions are reviewed and approved annually by the GRC and the board.

Role	Position Description	Key Responsibilities
Chair of the Board
•
Required under the Governance Agreement to be separate from the President and CEO and must be independent of both Hydro One and the Province
•
Nominated and confirmed annually by special resolution of the board
•
Acts as a liaison between the board and management

•
Responsible for overseeing the administration of the affairs of the board in carrying out its duties and responsibilities
•
Provides leadership to the board to enhance the board’s effectiveness for its accountabilities, including supervision of management of the company and oversight of the relationships between the board, management, shareholders, customers and other stakeholders
•
Presides at all board meetings
•
Chairs all sessions with the independent directors
•
Ensures that independent directors meet in camera at each meeting of the board without members of management or non-independent directors present
•
Works with the board committees to ensure they have a proper structure, mandates, appropriate assignments and work plans
•
Supports and assists in director orientation and continuing education
•
Ensures that an appropriate system is in place to annually evaluate the performance of the board as a whole

Committee Chairs	• A director appointed by the board to oversee the operation of a board committee • Must be independent
•
Provides leadership to their committee
•
Facilitates the functioning of their committee, and reporting to the board on committee activities and compliance with the committee’s mandate
•
Provides input on succession planning for their position and committee
•
Ensures that the independent directors of their committee meet in camera at each meeting of the committee without members of management or non-independent directors present
•
Attend committee chair forums in advance of quarterly board meetings

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Role	Position Description	Key Responsibilities
President and CEO	• Lead Hydro One • Develop, implement plans, policies, strategies and budgets for the growth and profitable operation of the company • Confirmed annually by special resolution of the board
•
Ensures that the day-to-day business affairs of the company are appropriately managed
•
Formulates and presents to the board for discussion and approval the company’s long-term business plans, strategy and policies that address the opportunities and risks facing the company and lead to the creation of shareholder value
•
Identifies, assesses, monitors and manages the principal risks of the company
•
Develops and recommends to the board annual business plans and budgets that support the company’s long-term strategy and business plans
•
Promotes and maintains effective relationships with stakeholders
•
Ensures strong governance for safe and efficient operations and strategic leadership for health, safety and environment
•
Fosters and advances a corporate culture that promotes respect, equity, diversity and inclusion and proactively ensures the company complies with all of its legal, ethical and moral obligations
•
Fosters and advances a positive work environment that is conducive to attracting, retaining and motivating a diverse group of high performing, engaged employees at all levels
•
Oversees effectiveness of the company’s leadership development programs and succession plans

Directors	For information regarding the position description, for and key responsibilities of, directors see “What We Expect from Our Directors” on page 16.

You can find the board and committee mandates, and position descriptions for the chair, committee chairs, directors and CEO posted in the corporate governance section of our website at: www.HydroOne.com/about/corporate-information/governance.

Nomination of Directors
The GRC serves as the nominating committee of the board and is responsible for identifying qualified candidates for election to the board, having regard for their independence, background, diversity, experience and skills and the alignment of their experience and skills with Hydro One’s needs. The GRC may hire a third-party recruitment firm to assist with director recruitment. In addition, the GRC maintains an evergreen list of potential director nominees, taking into account the existing skills matrix, the board diversity policy, the recruitment of women and Indigenous Peoples, term limits, the board evaluation results from the previous year, and other relevant factors.

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Annually, under the Governance Agreement, the Province is entitled to nominate the number of directors that is equal to 40% of the number of directors to be elected (rounded to the nearest whole number). The Province has no obligation to nominate any of the individuals recommended by the GRC or the board as one of its director nominees. Below is a description of the nomination process generally followed each year with the Province leading up to the company’s annual meeting of shareholders:

Exchange of Nomination Notice with the Province
•
Not later than 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One’s annual meeting, each of the Province and the GRC will notify the other of its proposed director nominees

Confirmation/Rejection of Director Nominees
•
The GRC and the Province have 10 business days following receipt of the above-referenced notice to confirm or reject the director nominees
•
If a proposed nominee is not already a director of Hydro One or is a director but whose circumstances have materially changed in a way that would affect how they would continue to meet director qualification standards under the Governance Agreement, then the GRC and the Province have 10 business days following exchange of nomination notices to confirm or reject the director nominees on the basis that the nominee does not meet the qualification standards
•
If a director nominee of the Province or the GRC is rejected, the Province or the GRC will be entitled to nominate additional candidates until a nominee is confirmed by the other
•
If no replacement nominee is confirmed for a director who was expected to depart from the board and that director does not resign, that director shall be re-nominated
•
The Province and the committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the annual meeting of shareholders

Obligations of the Province
•
The Province is required under the Governance Agreement to vote in favour of all director nominees of Hydro One in accordance with the process set out in the Governance Agreement
•
This obligation is subject, however, to the Province’s overriding right to withhold from voting or otherwise seek a shareholder meeting to remove and replace the entire board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the chair of the board

Director nominees must meet the director qualification standards set out in the Governance Agreement, including the prescribed director independence requirements and requirements under applicable securities laws, the Governance Agreement, and applicable stock exchange rules. If a proposed nominee is replacing an existing director, under the Governance Agreement, the nominee must also, when taking into account existing directors and other confirmed nominees, enable the board to satisfy the board composition requirements of Hydro One’s director skills matrix, board diversity policy and other governance standards.
For additional information, please see “Business of the Meeting – 3. Election of Directors” starting on page 3 of the circular. All of our directors owe a fiduciary duty to the company to act honestly and in good faith with a view to the best interests of Hydro One, regardless of whether they are nominated by the Province or by the GRC. Pursuant to the Governance Agreement, a majority of the board must at all times be resident Canadians.
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Independence
Eight of the nine director nominees are independent. The Governance Agreement requires that each of our directors, other than the President and CEO, be independent of both Hydro One and the Province. Mr. Lebeter is not considered independent of Hydro One because of his role as the President and CEO of the company.
None of our independent director nominees has ever served as an executive of Hydro One. Having an independent board is one of the ways we help ensure that the board operates independently of management and makes decisions in the best interests of Hydro One, our shareholders and other stakeholders.
The table below summarizes what it means for director nominees to be independent of Hydro One and independent of the Province.

Independent of Hydro One

Directors must be independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors; and

A director who is “independent” within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director’s independent judgment, with certain specified relationships deemed to be non-independent.

Independent of the Province

Directors are independent of Hydro One under Ontario securities laws governing the disclosure of corporate governance practices, where the Province and certain specified provincial entities are treated as Hydro One’s parent under that definition;

Directors are not a current official or employee of the Province; and
Directors have not been an official or employee of the Province for at least three years prior to their nomination to the board.

Ethical Business Conduct
Hydro One promotes ethical principles to foster integrity, respect, excellence and social responsibility. The company has a written Code of Business Conduct that applies to all employees, directors and officers of Hydro One and its subsidiaries.
The full text of the Code of Business Conduct and Whistleblower Policy is available on Hydro One’s website at www.HydroOne.com.
The Code of Business Conduct refers to Hydro One’s core values and establishes standards to define how employees, officers and directors of Hydro One should act. In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents to comply with the Code of Business Conduct in their dealings with or on behalf of Hydro One. The Code of Business Conduct addresses, among other things, health and safety matters, conflicts of interest, discrimination and harassment, confidentiality, insider trading, environmental protection, safeguarding Hydro One’s assets (including physical and intellectual property, cyber assets, accounting and financial reporting), fraudulent activity and compliance with all applicable laws, rules and regulations.

We also have a Supplier Code of Conduct, which supplements the Code of Business Conduct. The Supplier Code of Conduct sets out the standards of business behaviour expected of Hydro One’s suppliers. It includes the requirement to act with honesty and integrity, be guided by Hydro One’s ethical values, and comply with both the spirit and intent of the Supplier Code of Conduct.
The board monitors compliance with the Code of Business Conduct through the HRC. The HRC oversees the procedures of the Code of Business Conduct and Whistleblower Policy, including the receipt, management,
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investigation and closure of complaints received, except for accounting, internal accounting controls and auditing matters, which are reserved for oversight by the audit committee. The HRC received a code of business conduct and whistleblower report at each quarterly committee meeting in 2024. In 2024, the audit committee was advised that no complaints related to matters under its oversight were received.
Any actual, potential or suspected violation of the Code of Business Conduct can be reported anonymously directly to the company’s Chief Ethics Officer, as confidential designee of the audit committee, or via ClearView Connects, a confidential independent third-party ethics reporting service in accordance with the Whistleblower Policy, which is monitored by the company’s Chief Ethics Officer. Anonymous reports can also be made directly to the company’s corporate ethics office. Employees are encouraged to report through various channels, including but not limited to, their managers, human resources and security operations. These reports are brought to the attention of the corporate ethics office for review and addressing.
The Whistleblower Policy is designed as a safeguard against threats to the integrity of our financial reporting, threats to health and safety, wrongdoing by employees, representatives and business partners and actual, potential or suspected violations of our Code of Business Conduct and applicable laws, rules and regulations.
The Whistleblower Policy also includes anti-reprisal provisions to protect employees who make a report in good faith. All reports are investigated internally or by an independent external party.
Each year, employees receive refresher training on the Code of Business Conduct and our fraud risk assessment management program.
The 2024 Code of Business Conduct annual refresher training provided an overview of the elements of the Code of Business Conduct and, among other things, addressed harassment in the workplace.
Directors were provided with the 2024 Code of Business Conduct annual refresher training and confirmed compliance with the Code of Business Conduct.
Conflict of Interest and Related Party Transactions
The board expects directors, as well as officers and employees, to act ethically at all times. Under our Corporate Governance Guidelines and Director Conflict of Interest Policy, directors have an ongoing obligation to report potential or actual conflicts of interest and provide us with complete information on all entities in which they have a material interest, so that any potential conflicts, including related party transactions, can be identified.
A conflict of interest is broadly defined to include any situation where a director has a personal or financial interest in a matter which is the subject of an action or decision by Hydro One that does, has the potential to, or may reasonably be perceived to affect the objectivity of the director in carrying out their responsibilities and duties. It also represents an advantage or gain to the director or certain other persons. Additionally, it may otherwise affect their personal, business or professional interests. This definition is generally expected to capture any related party transactions to which such person is a party, and requires that such actual or potential conflict be disclosed to the chair of the board, the GRC chair and our General Counsel within a reasonable period prior to the meeting at which the matter will be discussed. If a director becomes aware of a conflict after a matter has already been considered, they must disclose the conflict at the next meeting. Upon disclosure, if the chair of the board (or if the conflict involves the chair of the board, the GRC Chair) concurs that there is a conflict (including a potential or perceived conflict), the applicable director will disclose that interest to the board or committee (as the case may be) and will recuse themselves from any meeting and any discussions or vote on the matter. To prevent conflicts from arising, directors are also required to obtain approval from the GRC before accepting new directorships or significant roles in other organizations. Changes in a director’s principal occupation must be reported in accordance with our Corporate Governance Guidelines and our Code of Business Conduct. Our Code of Business Conduct applies these principles more generally, and any waiver of an actual, perceived or potential conflict, including a material interest in a related party transaction, in favour of any director or executive officer will only be granted by the board.
The audit committee mandate provides that the audit committee will review any related party transactions that may have a material current or future effect on the company’s financial condition, results of operations or other matters.
We also ask our directors and officers questions regarding related party matters in our annual director and officer questionnaires, and we circulate a dedicated related party questionnaire to our board, senior executives and to the individuals who serve on the boards of Hydro One’s subsidiaries on an ongoing (at least biannual) basis in order to identify any interest in related party transactions. Any affirmative responses from these
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questionnaires are forwarded to the audit committee and GRC for consideration. In 2024, there were no material conflicts of interest, related party transactions or waivers of our Code of Business Conduct reported by or granted in favour of any of our directors, CEO or other senior executives.
Term Limits
The company’s board is committed to a process of renewal and succession planning for directors. The board has adopted term limits on board service, a mandatory retirement age and a committee chair service review, which are set out in the corporate governance guidelines.

Term Limit	Age Limit

Non-executive directors cannot stand for re-election 12 years after the date on which the director first began serving on the board of directors of Hydro One or any of its subsidiaries, except in special circumstances (including if necessary to facilitate orderly board renewal) on the recommendation of the GRC.
No director shall be appointed or elected as a director after that person has reached 75 years of age, unless otherwise determined by the board.

Committee Chair Service Review

As part of the GRC’s annual review of committee memberships and structure, the GRC considers whether it is appropriate to change committee chairs for directors who have served as a committee chair for four or more years.

The average tenure of the director nominees is four years.
Limit on Directorships
The company recognizes that the board can benefit when a director also serves on the board of another company so long as such service does not conflict with the company’s interests. Prior to a director’s acceptance of additional positions as a corporate director with a for-profit, not-for-profit or private entity, the director must obtain the approval of the GRC, which shall consider the additional position, including consideration of any actual, potential or perceived “Conflicts of Interest” (as defined in the company’s Director Conflict of Interest Policy) which may arise as a result of such position.
We limit the number of public company boards that our non-management directors can serve on to four, excluding Hydro One and its subsidiaries. The President and CEO should not hold more than one such directorship. The audit committee mandate also provides that no committee member may serve on the audit committee of more than two other publicly traded companies unless the board has first determined that such simultaneous service would not impair the ability of the member to serve effectively on Hydro One’s audit committee.

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Board Interlocks
The board seeks to avoid having more than one board interlock at any given time. A “board interlock” is a circumstance where two or more directors serve on the board of directors of another publicly traded company (excluding the boards of any of Hydro One’s subsidiaries). Directors may not accept an invitation to join the board of another publicly traded company, and new candidates for service on the board will not be invited to join the board, if it would result in there being more than one board interlock (or would increase the number of directors involved in the same board interlock), in each case unless approved by the board. The board reviews outside directorships regularly. Directors are required to obtain the approval of the GRC prior to accepting any invitation to join another board of directors.

Majority Voting Policy
The board has a Majority Voting Policy for the election of directors. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender their resignation following the election meeting for consideration by the board. The board will review the matter and take whatever actions it determines are appropriate in the circumstances. The director who has tendered their resignation pursuant to the Majority Voting Policy will not participate in any deliberations of the board regarding their resignation. In such instance, the other directors shall consider, and within 90 days of the election meeting determine, whether or not to accept the resignation. A resignation in accordance with the Majority Voting Policy will be accepted absent exceptional circumstances and is effective when accepted by the board. A press release will be issued by the company promptly following the board’s decision regarding the resignation (including, if applicable, the reasons for rejecting the resignation). If a director does not tender their resignation pursuant to this policy, the board will not re-nominate that director at the next election. Other directors who received a majority withheld vote at the same election meeting may not participate in the board’s determination whether or not to accept the resignation. If there are fewer than three directors who did not receive a majority withheld vote, the entire board shall consider and, within 90 days following the election meeting determine, whether or not to accept the resignation and shall accept the resignation absent exceptional circumstances.
Under the Governance Agreement, the Province may not withhold its votes for the nominees proposed for election in an uncontested election unless the Province withholds from voting for all nominees other than the CEO and, at the Province’s discretion, the chair of the board. Where directors have received a majority withheld vote as a result of the Province withholding its vote from their election in an uncontested election and have tendered their resignations, the board will take whatever actions it determines are appropriate, and the directors who received a majority withheld vote may participate in that determination.
The Majority Voting Policy does not apply to a contested election of directors where the number of candidates validly nominated exceeds the number of directors to be elected at that meeting.
Environmental, Social and Governance
The board, through its four standing committees – the audit committee, IPSO Committee, GRC and HRC – oversees the company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the company. This oversight includes reviewing and approving the company’s key sustainability priorities, its program, and its annual sustainability report.
The board’s IPSO Committee oversees the company’s programs and approaches related to our sustainability objectives, including in the areas of Indigenous relations, customers, safety and the environment. The GRC oversees the company’s regulatory matters, public policy initiatives and community relations. The HRC oversees the company’s diversity, equity and inclusion programs and initiatives, and our wellness programs, including our support for employees’ mental health.
The IPSO Committee regularly reviews the company’s climate change mitigation and adaptation plan, which along with company’s enterprise risks, including climate change, is considered by the board as part of its annual review of the integrated business plan. To help further directors’ understanding of climate change issues, directors have engaged in educational sessions on climate change mitigation and adaption. See “Continuing Education”, which can be found on page 42 of this circular.
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In 2021, under the board’s oversight, Hydro One announced commitments tied to diversifying our workforce; helping manage the impact of climate change on our business and reducing our environmental footprint; and strengthening our Indigenous partnerships to help build socio-economic capacity across Ontario. For further information regarding the company’s key sustainability priorities, please see pages 63 and 70 of the circular.
In 2022, the company’s syndicated lines of credit were amended to include a pricing adjustment which can increase or decrease the cost of funding based on our performance with respect to certain of our sustainability commitments.
In 2023, Hydro One became the first utility in Canada to publish a Sustainable Financing Framework (Framework). Since then, Hydro One Inc. has issued $5,125 million in sustainable financing instruments (SFIs) such as sustainability and green bonds (as of December 31, 2024). In 2024, the issuance of SFIs was $2,750 million.
In 2024, following a review of its Scope 1 and Scope 2 emissions over the past three years, Hydro One has revised its target for achieving a reduction in GHG emissions to focus on an “operations-driven” target. Hydro One’s target for Scope 2 emissions previously included both indirect emissions from its delivery system (such as line losses) and operations owned or controlled by Hydro One (such as energy consumption in its facilities). Hydro One’s Scope 2 emissions from line losses, have increased over the past three years due to increased electricity demand and a changing generation mix in Ontario, which are factors beyond Hydro One’s control. As revised, Hydro One will focus on reducing its “operations-driven” Scope 1 and Scope 2 GHG emissions by 30% by 2030 against a 2018 baseline and achieving net zero emissions by 2050. Hydro One will measure and report on “operations-driven” Scope 1 and Scope 2 emissions, which include emissions directly related to Hydro One’s operations, including energy consumption in its facilities, emissions from its fleet, and other direct operational activities. Hydro One has adjusted to an "operations-driven" target because these emissions are directly in its control.
Hydro One plans to report annually on the company’s progress in achieving the publicly stated goals in its annual sustainability report. The report is prepared using the global reporting standards and frameworks most relevant to our business: the Global Reporting Initiative standards, the Sustainability Accounting Standards Board, and the United Nations Sustainable Development Goals, and prepared broadly following the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).
For a copy of the company’s most recent sustainability report and its TCFD-aligned disclosures, please see the following link: www.HydroOne.com/Sustainability. Our sustainability report is not incorporated by reference into this circular.
Fostering a Culture of Inclusion
Hydro One embraces inclusion as it aligns with our core values and our new brand promise of caring in every connection. Our commitment is to prioritize people and foster an inclusive work environment where employees, customers, partners and the communities we serve not only feel heard and valued, but also experience a genuine sense of belonging. We believe this approach, positively impacts safety innovation, engagement, trust, customer experience and overall business performance.
Our commitment guides our efforts to eliminate barriers and helps ensure our workplace is inclusive and welcoming for all.
Board Diversity Policy
The board has a board diversity policy (the Diversity Policy) to formalize Hydro One’s commitment to diversity and its desire to maintain a board comprised of talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which we operate, including an appropriate number of directors who are women. Diversity includes, but is not limited to, age, gender (including gender identity and expression), sexual orientation, ethnicity, race, culture, Indigenous heritage, disability, geography and business experience.
The level of representation of women and persons who identify as Indigenous, Black or as a person of colour on the board is specifically considered in identifying and nominating candidates for appointment or election to the board. When search firms are engaged to assist the board or the GRC in identifying candidates for appointment to the board they are also directed to include diverse candidates.
Annually, the GRC reviews the Diversity Policy and assesses compliance with the policy and its effectiveness in promoting a diverse board.
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Board and Executive Diversity
Since our initial public offering in November 2015 the board has maintained more than 30% women director representation. When identifying and nominating candidates for appointment, election or re-election to the board, candidates will be considered on merit against objective criteria having due regard for the benefits of diversity and the needs of the board.

The board aspires toward a board composition in which women comprise at least 40% of the directors of the board. 50% of our independent director nominees self-identify as women.
The board aspires toward a board composition in which at least one director identifies as an Indigenous Person, Black, or as a person of colour. 12.5% of our independent director nominees self-identify as an Indigenous Person.

The board diversity policy can be found here on the company’s website: https://www.hydroone.com/about/corporate-information/governance

Hydro One considers a broad range of criteria in selecting Executive Leadership Team (ELT) members, including the diversity of candidates. The HRC and board monitor ELT composition through their oversight of the executive appointment and succession planning process, including the representation of women. On average in 2024, three of six (or 50%) of executive officers, five of eight (or 63%) ELT members and 42% of our executives, identified as women. The average total number of women holding executive roles increased by 5% from 2023 to 2024, continuing to exceed our goal of a minimum of 30% representation. 2% of Vice Presidents identify as Indigenous and 16% identify as Black or a person of colour.
Succession Planning and Talent Management
At Hydro One, we have a robust Succession Planning framework and Talent Management program to ensure a pipeline of highly skilled and talented leaders who can drive and support Hydro One’s long-term corporate strategy aspirations, and meet the needs of our customers, communities, and shareholders, now and in the future. This framework comprises an annual assessment of our talent to measure their potential for progression to senior roles within the organization, the identification of replacements for leadership roles, as well as intentional development opportunities for those who are identified as top talent.
The HRC reviews and approves the Succession Planning and Talent Management program for Hydro One on an annual basis. The HRC reviews and recommends to the board for approval succession plans for the President and CEO and associated contingency preparedness, including in the event of a crisis or the unexpected departure of the President and CEO. The HRC also reviews, in coordination with the President and CEO, the succession plans and talent management processes for the Designated Employees (as defined in Schedule “A” attached) and associated contingency preparedness, including in the event of a crisis or the unexpected departure of a Designated Employee. The HRC last reviewed the succession plans for the President and CEO and for Designated Employees in August, 2024.
Overall, we have maintained a close watch on our succession health throughout the organization. In 2024, we identified ready-now and short-term successors for 79% of critical roles. Additionally, we ensured emergency replacements are in place for 100% of leadership roles across the organization. We are also pleased to report an increase in women’s representation at the ELT to 63%, driven by our intentional focus on building diversity at the executive leadership level.
In the past year we advanced our Talent Management program by further cascading the ‘Leader of Tomorrow’ Competency framework, the defining essential leadership behaviours for all employee levels to achieve our long-term strategy and business aspirations. Additionally, we organized board events in May, August and November 2024, offering top and emerging leaders development and exposure opportunities with the board of directors.
As we continue to strengthen our succession health, our main focus in 2025 is on providing meaningful and structured development opportunities to our leaders, especially at the senior vice-president (SVP) and vice-president (VP) levels, through executive coaching, mentoring support and targeted leadership development programs.
•	Through a series of leadership assessments, we will review and validate top talent at the SVP/VP level and be purposeful in identifying clear individual development plans and actions.
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•
Recognizing that delivering our corporate strategy requires specific competencies and capabilities, we will prioritize the development of our existing leaders and pursue targeted recruitment for key roles to complement our internal talent and strengthen the succession pipeline. We recognize that these roles require rigorous and focused succession planning to prevent disruptions which could be caused by unexpected vacancy.

•
We will continue to improve the tracking and development of future leaders and subject matter experts. Through the annual Succession Planning and Talent Management cycles, emphasis will continue to be placed on individualized development opportunities, cross functional rotations, stretch assignments and experiential learning to strengthen competencies and readiness for successors to executive leadership roles and talent identified as successors to critical roles.

•
Through our Top Talent program, we will continue to provide key talent with development exposure opportunities with the board of directors and share progress updates with the full board and HRC regarding development plans for successor nominees.

The HRC not only reviews and approves the Succession Planning and Talent Management program but also assesses the performance goals set at the beginning of the year for the President and CEO, and all Designated Employees. The committee evaluates the President and CEO’s achievements against yearly performance goals, along with how the President and CEO has assessed the performance of the Designated Employees’. Additionally, the HRC reviews and approves qualifications, experience and compensation packages for our most senior roles, including the President and CEO. These thorough practices aim to maintain alignment between the board of directors and the ELT, influencing the entire organization through the annual cascade of performance goals to employees.
Board Assessments
To enhance board efficacy, the GRC oversees an annual assessment process to examine the effectiveness of the board, its leadership, its committees, and individual director performance. In conducting the annual assessment process, the GRC has regard to the mandate of the board and the mandate of each of the committees.
2024 Board Assessment
In 2024, the GRC coordinated the 2024 board assessment internally. Directors completed written questionnaires and the chair of the board and the chair of the GRC interviewed each director and each other, with the support of the Corporate Secretary.
Board members were invited to respond to a series of questions related to their respective committees and the board’s performance. Directors were also asked to evaluate the chair of the board, committee chairs (for the committees they serve on), and their fellow board members. The assessment results were presented to the GRC and revealed a strong level of satisfaction regarding the effectiveness of the board and its committees.
Additionally, the evaluation reviewed progress on action items identified in the previous year's board assessment and it was determined that significant progress had been achieved in addressing the action items from the previous year.
Orientation and Continuing Education
The company has a Director Orientation and Continuing Education Program (the Program) for directors in accordance with Hydro One’s corporate governance guidelines. The Program has two purposes:
1)	to familiarize new directors with their responsibilities and with the various business activities of Hydro One; and
2)
to assist directors in enhancing their knowledge and skills and their understanding of the company’s business, as well as to help ensure that their knowledge and understanding of the company’s business remains current.

Director Orientation
Upon appointment or election, new directors are provided access to Diligent Boardbooks, which contains the Hydro One director’s information manual and provides access to all meeting materials for board and committee meetings. Among other things, the director’s information manual contains information about board and committee mandates, position descriptions, and copies of Hydro One’s by-laws and corporate governance guidelines. In addition, new directors are provided with briefings by management on key aspects of Hydro One’s business affairs, activities, corporate governance structure and our policies and procedures.
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Upon appointment to a committee, each director has access to copies of minutes and materials for the most recent committee meetings and a copy of the committee’s mandate. Newly appointed committee members are also provided with any relevant subject matter briefing material that may be of assistance to them and are offered meetings with the committee’s chair.
While director orientation is designed to be a complete introduction to Hydro One, it is also tailored to individual director needs. Directors are encouraged to proactively ensure they become and remain knowledgeable about Hydro One to fulfil their duties, and to seek additional information if necessary.
New directors are expected to attend quarterly meetings for all of the board’s committees, for their first year as a member of the board, to understand the functions of each committee and its responsibilities.
Continuing Education
The Program focuses on ensuring that directors maintain a comprehensive understanding of the company’s operations, industry dynamics, and emerging trends. By integrating educational opportunities into regular board and committee meetings, we foster an environment of continuous learning. The Program includes the following components:
•	information briefings and internal educational sessions to be held between regular board and committee meetings;
•	presentations, video recordings and updates from senior management on specialized topics;
•	quarterly reports on corporate governance matters;
•	discussions and industry briefings with external speakers on relevant topics related to Hydro One’s business;
•	site visits to Hydro One’s facilities; and
•	board dinners with management.
We also support continuing education opportunities outside Hydro One. Each director is encouraged to attend external forums, conferences, seminars and education programs dealing with subject matters that are applicable to the member’s role on the board or its committees or to increase the director’s knowledge of the electricity sector and other areas of interest relevant to our businesses and affairs. The Program provides financial support for directors to participate in continuing education.
To help ensure the Program remains relevant and effective, and to keep our directors informed and engaged, we encourage our directors to suggest topics for educational sessions as part of their annual feedback. In addition, the GRC works with management to identify and deliver specialized sessions, as required.
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CORPORATE GOVERNANCE

Our directors have had the opportunity to participate in a variety of educational sessions, which are listed in the table below. The table highlights both the educational sessions provided by Hydro One in 2024, and third party education events, seminars and courses attended by our then directors:

Topic Presented/Hosted by	Attended by
Climate Change Mitigation and Adaptation Senior Management	Board of Directors
A deep dive on the Business Plan Supplementals Senior Management	Board of Directors
Board Governance and the Digital Tsunami Rotman School of Management	Susan Wolburgh Jenah
Networking Luncheon with Michelle Di Emanuele, Secretary of the Cabinet of Ontario and Clerk of the Executive Council, Government of Ontario C.D. Howe Institute	Timothy Hodgson, Mitch Panciuk, Melissa Sonberg
7th Annual First Nations Major Projects Coalition Conference First Nations Major Projects Coalition	Timothy Hodgson, Brian Vaasjo, Mitch Panciuk, Helga Reidel, Susan Wolburgh Jenah, Mark Podlasly
Talent Attraction and Retention Egon Zehnder	Susan Wolburgh Jenah
Independent Electricity System Operator (IESO) Control Room Tour Independent Electricity System Operator	Board of Directors
Hydro One Board and ELT Dinner with Lesley Gallinger (President & CEO, IESO) and Bill Sheffield (Board Chair, IESO) Senior Management/ Independent Electricity System Operator	Board of Directors
The current state of the Defined Benefits Pension Plan, a primer on the Asset-Liability Modelling, and key considerations of annuities Senior Management	Board of Directors
Artificial Intelligence Governance and Use Gartner	Susan Wolburgh Jenah
Cybersecurity Training Session EY and Senior Management	Board of Directors
Ontario Energy Conference Ontario Energy Association and the Association of Power Producers of Ontario	Timothy Hodgson, Brian Vaasjo
Hydro One Board and ELT Dinner with Harneet Panesar (COO, Ontario Energy Board) Senior Management / Ontario Energy Board	Board of Directors
The Council for Clean & Reliable Energy Annual Energy Leaders Roundtable Conference The Council for Clean & Reliable Energy	David Hay
We’ve Got the Power: Ontario’s Generational Opportunity Empire Club of Canada	Melissa Sonberg
Networking Luncheon with Jeff Parnell, President, Power Workers Union Ontario Energy Network	Stacey Mowbray
Edison Electric Institute (EEI) 59th Annual Financial Conference Various executives from EEI	Mitch Panciuk
Indigenous Partnerships, a New Way Forward to Unlock Canadian Infrastructure Empire Club of Canada	Melissa Sonberg, Helga Reidel, Brian Vaasjo, Timothy Hodgson
The Hon. Danielle Smith, Premier of Alberta, and The Hon. Andrew Fury, Premier of Newfoundland and Labrador. Canada's Energy, Resource and Climate, A National Discussion Empire Club of Canada	Timothy Hodgson

44 Hydro One Limited | 2025 Management Information Circular

Topic Presented/Hosted by	Attended by
Board Oversight of Climate Change Institute of Corporate Directors	Mitch Panciuk
Scope 3 Emissions - In Scope for Directors - Chapter Zero Canada Institute of Corporate Directors	Mitch Panciuk
Artificial Intelligence’s Ethical Frontier: Corporate Governance Institute of Corporate Directors	Melissa Sonberg
Cyber Risk Oversight Program National Association of Corporate Directors	Timothy Hodgson
Large Capital Projects Portfolio Health Senior Management	IPSO members
Talent Program & Talent Matters Senior Management	HRC members
2024 Code of Business Conduct Refresher Training Senior Management	Board of Directors
Hydro One leadership participated in a three-day off-site to visit various Hydro One facilities	Board of Directors

Board Priorities
The board is responsible for the stewardship of the company and has adopted a board mandate setting out its responsibilities, which includes supporting a culture of integrity, approving the capital and financial structure of the company, strategic planning, risk management, appointment and oversight of management, board governance, communications and reporting to stakeholders. This year the board spent a significant amount of time on overseeing the implementation of our refreshed corporate strategy.
The board mandate is attached as Schedule “A” to this circular, which can be found on page 108.
The Board’s Role in Strategy
The board believes that management is responsible for the development of Hydro One’s corporate strategy and that its role is to review, question and ultimately approve the strategy. A top priority for the board is to oversee the implementation of each strategic priority, which has resulted in ensuring, among other things, a strong alignment between delivery of strategic outcomes and management compensation.
In December 2024, the board of directors approved the 2025 budget and 2025 to 2029 integrated business plan, both of which are correlated with the company’s corporate strategy.
In order to do this, the board:
•
participates in Hydro One’s strategy process throughout the year by reviewing and approving the strategic plan (taking into account the opportunities and risks of our business) and engaging in regular discussions to review strategy implementation progress and helps ensure the opportunities and risks of our business are adequately incorporated into strategic actions proposed by management;

•	regularly scrutinizes management’s execution of strategic initiatives and business plans (both regulated and unregulated efforts) and their results;
•	receives regular reports on implementation of the corporate strategy and detailed updates on each strategic initiative throughout the year at its scheduled meetings; and
•	assesses the company’s performance against financial and other objectives established in the company’s business plans, past performance and industry peers.
In 2024, the board participated in the company’s strategic planning process throughout the year by:
•	providing input and discussing perspectives related to strategy at each board meeting;
•	providing input and discussing detailed reports on each strategic initiative at each board meeting;
•	reviewing and providing input on other strategic considerations, both regulated and unregulated; and
•	holding an annual strategy session in June 2024.
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CORPORATE GOVERNANCE

The June strategy session promoted the development of strategic foresight and agility by reviewing: environmental scans, underpinning strategic conditions and assumptions, critical enterprise risks, energy industry innovation, and implications of the energy transition on our large commercial and industrial customers. This served as the basis for an in-depth discussion about large-scale emerging energy demands on the transmission grid, which were used to consider data centre development solutions and explore partnerships needed to serve this new industry driver.
Enterprise Risk Management (ERM)
Effective risk management is essential to supporting the successful execution of our strategy, enabling Hydro One to energize life for people and communities, to help create a better and brighter future for all, and to deliver upon the expectations of our stakeholders.
Hydro One understands the importance of effective ERM and has a mature ERM program that:
•	aligns with the strategic priorities and objectives outlined in Hydro One’s corporate strategy; and
•	provides stakeholder visibility into Hydro One’s risk environment and key risk management activities.
Hydro One’s ERM program continues to monitor, consider and where appropriate, implement guidance from established frameworks (including the ISO 31000 Risk Management and COSO ERM Frameworks) and industry best practices to support the company’s ability to assess, communicate and effectively respond to a rapidly changing risk environment.
The board retains responsibility for:
•
overseeing and approving the company’s ERM framework and programs for identifying, assessing and managing the company’s principal risks with a view to achieving an appropriate balance between the risks incurred and potential returns, and the long-term sustainability of the company; and

•
overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the ERM framework is assigned to the board or one of its committees.

The Hydro One risk framework and risk universe reflect stakeholder consultations and describe the enterprise risks facing Hydro One.
46 Hydro One Limited | 2025 Management Information Circular

The board has approved the updated risk framework and risk universe and has delegated the oversight of some risks within the risk universe to its committees in alignment with their current mandates.
The following allocation of enterprise risks to the board and committees was approved in November 2024:

To assist the board in identifying the principal risks faced by the company, the ERM team facilitates an annual enterprise risk assessment during which management identifies the enterprise risks within the risk universe most critical to the achievement of the objectives of the corporate strategy. Risk profiles are created in conjunction with the risk owners and the ELT to:
•	describe each of these critical risks and articulate their underlying key risk drivers;
•	communicate management’s assessment of the risk ratings (e.g., likelihood, impact, and speed of onset of the risk); and
•	illustrate how the risks are managed and identify additional risk management actions and timelines to further mitigate these risks.
Results of the annual enterprise risk assessment are used to assist in management’s decision-making, prioritization and allocation of resources. In addition, the annual enterprise risk assessment is used as an input into the internal audit planning process, allowing the internal audit function to provide independent and objective feedback on the key management programs used to manage risk.
Quarterly enterprise risk updates are provided to the board on the critical enterprise risks and emerging risks facing Hydro One. These quarterly enterprise risk updates describe key developments related to the enterprise risk profile and activities undertaken by management to mitigate these risks. In addition to the quarterly risk updates, the ERM team facilitates a series of “critical risk discussions” with the board and committees, the responsible risk owners and executives, to provide additional insights into the critical risks facing Hydro One.
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CORPORATE GOVERNANCE

A description of risk factors is provided in the management’s discussion and analysis for the fiscal year ended December 31, 2024. Please refer to Hydro One’s profile on SEDAR+ at www.sedarplus.com. The board’s assessment of the relative significance of these risks may change over time as they continue to be reviewed and reevaluated.
Cybersecurity Risk
The severity, frequency and sophistication of cyber threats continue to rise. Hydro One is exposed to potential risks related to cyberattacks, supply chain compromises and unauthorized access to our systems. As the company continues to make investments in and rely on additional, more complex and interconnected digital technology to enable efficient operations, the likelihood of a cyber-breach impacting our business increases. The board is responsible for overseeing Hydro One’s material cybersecurity, physical security, data privacy and information technology infrastructure, policies and programs. The audit committee receives updates from our Chief Security Officer on a quarterly basis. Further, the audit committee is responsible for the adequacy and quality of the company’s cyber security and information technology systems, policies and programs and regularly receives IT and cybersecurity update reports as well as reports on cybersecurity and supply chain risks. Recognizing the importance of cybersecurity risk, in September 2024, a Cyber Threat Table-Top Exercise was conducted by EY with the board, simulating a cyber threat scenario to practice existing crisis management processes, clarify roles and responsibilities, and identify enhancements in the crisis management response process.
Cyber risk features prominently on the company’s risk register. The company manages cyber-related risks by establishing a common set of cybersecurity standards, periodic security testing, program maturity objectives, security partnerships and a unified security strategy built on a set of cybersecurity standards mandated by the Ontario Energy Board (OEB). This Ontario-specific set of standards is in alignment with the National Institute of Standards and Technology’s Cyber Security Framework. In addition to provincial regulatory requirements of the OEB, critical systems that support the North American Bulk Electric System are regulated by the North American Electric Reliability Critical Infrastructure Protection Standards. These two foundational frameworks establish strong security measures across all aspects of our operations. Hydro One continually adapts our strategy and roadmap to ensure the emerging risk and threat landscape is identified, considered and managed.
Artificial Intelligence
While the company does not develop artificial intelligence (AI) technologies, in recent years, Hydro One has adopted uses for AI technologies throughout various aspects of its operations. AI technologies have helped Hydro One by reducing repetitive manual operations, knowledge transfer and general productivity gains. Our current use of AI technologies is limited to text summarization, image recognition and workflow automation, and act only to provide insight to employees to then carry out normal review and execution of activities. While the use of AI technology at the company has grown, and the company is exposed to potential risks associated with its use governance, data residency and the ethical use of AI, Hydro One continues to make investments in monitoring its AI use. The company reported no material incidents related to its use of AI in 2024. The board is responsible for overseeing the company’s material cyber security, physical security, data privacy and information technology infrastructure, policies and programs, which includes AI. The board receives updates from our EVP of Digital and Technology Solutions on a periodic basis. Hydro One’s existing internal frameworks around data privacy sufficiently cover the current scope and scale of potential employee use of public AI. Recognizing the increasing importance of AI risk, management scheduled an AI board education session in early 2025 as part of the board’s continuing education program. In addition, several board members, including the chair of the board (prior to his resignation), began attending in 2025 the Creative Destruction Lab’s Putting AI to Work program, a 12-month AI-readiness program specifically designed for corporate directors.
Stakeholder Engagement
Hydro One is committed to understanding the interests of and maintaining and enhancing long-term relationships with our analysts, investors, regulators, governments, creditors, employees, customers, suppliers, non-governmental organizations, partners and other stakeholders and communities in which we operate. The board has a Corporate-Shareholder and Stakeholder Engagement Policy to promote open, effective and sustained dialogue with our shareholders and partners. This policy is consistent with the company’s Insider Trading Policy and the Corporate Disclosure Policy and with our obligations to provide fair disclosure and maintain effective disclosure controls and procedures.
The chair of the board and other independent directors meet with shareholders and investor groups throughout the year on a variety of issues both with, and independently from, management.
48 Hydro One Limited | 2025 Management Information Circular

Independently, Hydro One’s management team conducts their global investor engagement through participation in conferences and execution of stakeholder meetings throughout the year. The ongoing stakeholder engagement, whether in a virtual, hybrid or in-person setting, remains a vital part of Hydro One’s engagement strategy and provides an open and effective dialogue between our analysts, shareholders, management, and the board. Successfully executing the company’s engagement strategy to keep analysts and investors informed this year was critical following the appointment of a new Chief Financial and Regulatory Officer (CFRO). We continued to attend industry conferences, hosted non-deal roadshows and increased our engagement with investors globally, including engagements with investors across Europe, Asia, and Australia to introduce and help ensure familiarity with our new CFRO. Below is an overview of some of the key engagement events that the board and management participated in with shareholders in 2024.
In support of our capital program in 2024, we leveraged community investment to build partnerships with municipalities and created opportunities that support local initiatives.
Sponsorships and partnerships are other avenues that allow Hydro One to understand the interests of and maintain and enhance long-term relationships with our stakeholders. In 2024, we engaged with stakeholders at sector conferences and events where we had opportunities to address the sector and participate in meaningful discussions. In 2024, we participated in approximately 60 events.
Engaging with our customers, partners, stakeholders and Indigenous communities continues to be critical to addressing their evolving needs. Throughout 2024, the company leveraged technology to engage with an even greater number of stakeholders and community members successfully and meaningfully. Below is a snapshot of how Hydro One engaged with some of our largest stakeholders in 2024:

Partnerships and sponsorship events occur year-round. The largest concentration occurs in Q4.
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CORPORATE GOVERNANCE

Customers
•
Residential and Small Business Customer Satisfaction - Overall customer satisfaction (CSAT) among residential and small business customers remained high at 88% in 2024, consistent with 2023. This demonstrates that customers continue to be very satisfied with the service they receive from Hydro One.
•
Customer Service Innovation - Hydro One earned the Chartwell Gold Customer Service Award for its implementation of Conversation Analytics and AI to enhance its Voice of the Customer (VOC) program. Through its efforts, Hydro One has garnered valuable insights from customer feedback to improve operations, enhance knowledge of customer journeys, and automate customer-focused quality assurance processes.
•
Customer Affordability Program - In 2024, Hydro One distributed over $2 million in Low-income Electricity Assistance Program (LEAP) funding to assist low-income customers. The team also provided one on one affordability education and boosting enrollment in programs like the Ontario Electricity Support Program (OESP), LEAP and enhanced Get Local visits for First Nations Communities. Hydro One continues to grow its Customer Assistance Program through education and outreach activities with social & community-based organizations as well as new customer payment programs.
•
myEnergy Rewards – In the spring of 2023, Hydro One launched myEnergy Rewards, a program that allows customers to enroll eligible smart home devices, such as smart thermostats, Electric Vehicles (EVs) and EV chargers, in exchange for receiving up to $200 in financial incentives for their participation in demand response events. This program empowers customers to help optimize Ontario’s electricity grid, reducing stress on the system during times of peak demand by lessening or shifting their electricity usage. By December 31, 2024, program enrolment was nearly 29,000 households, which together build a virtual power plant that can be used as a flexible resource to address local distribution system needs, while providing a great customer experience.

Large Customers
•
In 2024 overall CSAT among Commercial and Industrial, Large Distribution and Transmission Connected Customers remained high and increased from an overall 84% in 2023 to 85% in 2024. Work continues to build a closer relationship with our customers and better respond to their needs:
1.
Educational Webinars on Billing
2.
The Momentary Outage Tracking Tool
3.
Customer Advocacy Internally (Process Improvements)
4.
Establishment of Tier One Commercial and Industrial Account Management
•
In 2024 we continued to work with the Province in the evolution of the EV industry by successfully ensuring that ample capacity and infrastructure can be provided for the announced Volkswagen plant in St. Thomas from both a temporary and permanent connection perspective. Additionally, the work commenced to connect the new Honda plant in Alliston and provisioning for additional local capacity.
•
Along with the support of the EV industry we are also seeing increased demand for both data centres and large warehouse depots. These customer types are coming with proposed service sizes significantly larger than traditional connections on both the transmission and distribution systems. This poses some localized capacity challenges and will require creative solutions for capacity in both traditional and non-traditional methods.
•
In addition to traditional work to enable increased demand for load connections, in 2024 there was significant effort to enable generation connections as required by the Independent Electricity System Operator. The announced connections for generation in both transmission and distribution system are expected to exceed 4,000 megawatts by 2027 and Hydro One has spent significant time and effort to enable the successful applications for connection.

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Communities
•
Hydro One’s community investment initiatives continue to have a meaningful impact in communities across Ontario.
•
We promote and give back to communities where we live, work and play through several programs and partnerships, which are outlined below.
–
Through the Energizing Life Community Fund, we address pressing local needs. In 2024, Hydro One made contributions of $25,000 to 35 different municipalities, Indigenous communities, and charities across Ontario.
–
In September, 2024, we held the fifth annual Power to Give Month at Hydro One. With the help of more than 150 volunteer employee Ambassadors who hosted 100+ events across Ontario and promoted other giving opportunities, we raised more than $3 million, which includes a corporate match, for causes selected by our employees. Employees also tracked volunteer hours throughout the year providing invaluable help to a wide variety of registered Canadian charities and not-for-profit organizations.
–
We continue to support the ACT Foundation, which celebrated three million students being trained in CPR/AED in Ontario.
–
We supported Indigenous communities in Ontario with scholarships for Indigenous students, supporting community safety, and cultural preservation programs in partnership with Downie Wenjack Fund.
–
Building upon our existing partnership with Coaches Association of Ontario (CAO) and the Little Native Hockey League, Hydro One’s Indigenous Hockey Coaching Grant continued for a second year. The grant was created to increase Indigenous representation in sports leadership by making hockey more affordable and accessible to coaches from Indigenous communities. Teams from 51 Indigenous communities received funding for expenses such as equipment, travel, and training.
–
We endeavour to build trust with the communities in which we operate. This means maintaining open lines of communication with communities, while being ready and willing to address issues and concerns when they arise. For capital projects, it begins with involving communities and stakeholders early in the project lifecycle – actively listening, incorporating feedback where possible and working collaboratively with interested community members to mitigate local concerns and project risk alike.
–
For all new major projects, Hydro One strives to ensure communities share in the benefits of the development of critical infrastructure. This will be accomplished by building partnerships – similar to what was achieved with the Municipality of Chatham-Kent and the Municipality of Lakeshore, which explicitly supports five critical transmission lines in Southwest Ontario. Building partnerships will necessarily involve the consideration of shareholder and community interests and be a central feature of our efforts to proactively demonstrate long-term commitment to the communities where we operate.
–
In addition to building partnerships, we use a variety of community engagement tools and forums to involve communities and stakeholders in our capital program. In 2024, by leveraging online forums, virtual and in-person open houses, door-knocking campaigns, targeted ads and notifications, council presentations and one-on-one meetings, we have had more than 200,000 interactions with community members across Ontario, in support of major capital work. These efforts enabled us to have direct meaningful dialogue with more than 6,500 stakeholders across Ontario in support of our capital projects.

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Indigenous Peoples
•
We continued to implement our corporate Indigenous Relations Policy to guide our efforts toward becoming a trusted partner to Indigenous communities and supporting meaningful economic reconciliation.
•
Hydro One is committed to increasing our Indigenous spend to 5% of all our sourceable procurement by 2026. Our Indigenous procurement spend for 2024 was $158.3 million, which was approximately 5.5% of total sourceable spend, exceeding our 5% goal.
•
As part of our community investment program, we are committed to ensuring that 20% of our corporate donations and sponsorships support Indigenous communities.
•
Hydro One achieved the highest level certification with the Progressive Aboriginal Relations program of the Canadian Council for Aboriginal Business, which is the Gold level.
•
We continued our journey to meaningful economic reconciliation with Indigenous communities and entered into agreements for our First Nations Equity Partnership model that offers 50% of equity in all new transmission line projects to impacted First Nations on the Waasigan project. In 2023 we signed term sheets with four of five First Nations on the Chatham by Lakeshore project in support of the model and the project itself.

Public Disclosure of Governance Materials
We are committed to keeping our shareholders apprised of our corporate governance practices. The mandates for the board and each of its committees and other important governance-related materials, including our corporate governance guidelines and policies, are available to the public in the corporate governance section of our website at: www.HydroOne.com/about/corporate-information/governance.

.
Internal Controls and Management Information Systems
The board oversees the integrity and effectiveness of our management information systems and internal controls, and approves our Corporate Disclosure Policy. This oversight is carried out primarily by the audit committee, which oversees our financial reporting and management’s processes for evaluating and certifying the design and effectiveness of internal controls over financial reporting and disclosure controls and procedures. The audit committee meets separately with the CFRO, the head of internal audit and with the external auditors without management present. The audit committee receives regular reports from management and the internal audit department on our internal controls and any significant deficiencies in controls. While the HRC has oversight responsibilities for Hydro One’s Code of Business Conduct and Whistleblower Policy, the audit committee is notified of any complaints about accounting or auditing matters.
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Committee Reports
Below is a description of the mandate and membership of each committee, as well as the accomplishments and highlights of each committee for 2024.

Audit Committee:
Committee Members: Stacey Mowbray (Chair) Mark Podlasly Helga Reidel Mitch Panciuk David Hay The committee met in camera without management at each of its meetings.
Committee Membership: The audit committee must consist of at least three directors, all of whom must be independent and “financially literate” (within the meaning of applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 – Audit Committees).
At least one member of the audit committee must qualify as an “audit committee financial expert” as defined by the applicable rules of the United States Securities and Exchange Commission. Each member of the audit committee qualifies as an audit committee financial expert.
Duties and Responsibilities include overseeing:
•
the external audit process and the independence, qualification, appointment, performance and compensation of the external auditors;
•
the internal audit, accounting, accounting controls and finance processes, including the work and performance of the internal finance, accounting and audit functions;
•
the integrity of the company’s financial statements and financial reporting processes, including the audit process and the company’s internal control over financial reporting and disclosure controls and procedures;
•
the company’s compliance with the applicable legal and regulatory requirements relating to accounting, auditing and internal control matters, including the procedures for managing the key risks associated with and any complaints relating to accounting, internal accounting controls or auditing matters; and
•
the adequacy and quality of the company’s cyber security and information technology systems, policies and programs.

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CORPORATE GOVERNANCE

Audit Committee: (continued)

2024 Accomplishments and Highlights include:
•
Reviewed:
–
the external auditors’ report on interim and annual financial statements;
–
the annual assessment and evaluation of the external auditors;
–
internal audit and financial control assurance quarterly reports;
–
IT Technology Delivery and cyber security update reports;
–
financing and tax updates;
–
the enterprise risk management updates;
–
regulatory updates pertaining to financial matters;
–
the company’s insurance program;
–
the Corporate Disclosure Policy and compliance report;
–
reports on risks related to the committee’s mandate, including technology project delivery, cybersecurity, and supply chain risks;
–
Internal Audit Charter; and
–
the annual business expense report for the President and CEO and their direct reports.
•
Reviewed and approved:
–
the internal auditor’s annual audit plan;
–
KPMG audit and non-audit fees and services; and
–
the 2025 audit committee work plan.
•
Reviewed and recommended to board for approval:
–
the appointment of the external auditor;
–
the quarterly and annual financial statements and the disclosure contained in management’s discussion and analysis;
–
the 2023 annual report;
–
annual information form and form 40-F disclosure of aggregate fees billed by KPMG LLP;
–
renewal of medium-term note program shelf prospectus, Hydro One Limited universal base shelf prospectus, and Hydro One Holdings Limited US debt shelf prospectus;
–
Hydro One Inc. credit facility upsize and extension;
–
Corporate Disclosure Policy and Whistleblower Policy (recommended to GRC); and
–
amended audit committee mandate (recommended to GRC).
Recognizing the importance of independent dialogue, the audit committee meets with the head of the company’s internal audit function and the external auditors in separate in camera executive sessions during each of its quarterly meetings to discuss any matters that the audit committee or any of these groups believes should be discussed. The audit committee also met in camera with the CFRO during each of its quarterly meetings.

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Governance and Regulatory Committee:
Committee Members: Susan Wolburgh Jenah (Chair) Cherie Brant Brian Vaasjo Melissa Sonberg The committee met in camera without management at each of its meetings.
Committee Membership: The GRC must consist of at least three directors, all of whom must be independent.
Duties and Responsibilities include overseeing:
•
the board’s approach to corporate governance generally, including its standards, practices, policies and procedures;
•
the company’s relationship with the Province under the Governance Agreement, including overseeing the composition of the board and the processes for identifying and nominating directors to the board as set out in the Governance Agreement;
•
the director orientation and continuing education programs and practices, the board performance and evaluation process and chair of the board and committee chair succession;
•
recommendations to the board, director compensation and director protection programs, including material changes to directors’ and officers’ insurance and indemnification;
•
regulatory matters and public policy initiatives impacting the company and the company’s relationship with regulators, including the OEB;
•
the company’s corporate affairs strategy and activities ; and
•
the relationship between the board and the company’s independent Ombudsman.

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Governance and Regulatory Committee: (continued)

2024 Accomplishments and Highlights include:
•
Reviewed:
–
director nomination process and communications with the Province;
–
external directorship policy;
–
reports on external director positions held by directors;
–
reports on risks related to the committee’s mandate, including the customer relationship, government relationship and policy, and regulatory risks;
–
the enterprise risk management updates;
–
quarterly customer updates;
–
director & officer insurance programs;
–
Ombudsman’s mandate and terms of reference;
–
reports from the company’s Ombudsman and the Ombudsman’s annual report;
–
quarterly regulatory affairs and public policy and government relations reports;
–
approach to the application for rates and revenue requirement for Hydro One Networks’ distribution and transmission businesses for 2028 to 2032 (JRAP28);
–
the 2024 GRC work plan; and
–
the 2023 directors’ expenses.

•
Reviewed and approved:
–
the 2024 scorecard for the company’s Ombudsman and staffing business case;
–
the board and committee evaluation process for 2024;
–
the 2025 GRC work plan; and
–
directors nomination for 2024.
•
Reviewed and recommended to board for approval:
–
the company’s Ombudsman performance and compensation;
–
the 2024 management information circular – Corporate Governance section;
–
date of annual meeting of shareholders, the record date and notice-and-access;
–
the board effectiveness action plan;
–
the modern slavery report;
–
directors compensation;
–
the committee membership and structure;
–
Board and Committee Mandates;
–
Board Diversity Policy;
–
Chair of the Board Position Description;
–
Committee Chair Position Description;
–
Director Position Description;
–
Corporate Governance Guidelines;
–
Director Compensation, Travel and Expense Policy;
–
Majority Voting Policy;
–
Skills Matrix;
–
Whistleblower Policy;
–
Code of Business Conduct;
–
Corporate Disclosure Policy;
–
Insider Trading Policy;

56 Hydro One Limited | 2025 Management Information Circular

Governance and Regulatory Committee: (continued)
– The Non-Employee Directors Deferred Share Unit Plan; and – Director Conflict of Interest Policy.

Indigenous Peoples, Safety & Operations Committee:
Committee Members: David Hay (Chair) Cherie Brant Susan Wolburgh Jenah Brian Vaasjo Mitch Panciuk The committee met in camera without management at each of its meetings.
Committee Membership: The IPSO Committee must consist of at least three directors, all of whom must be independent.
Duties and Responsibilities include overseeing:
•
the environmental strategies, policies and programs of the company;
•
ensuring the maintenance of effective public and occupational safety strategies and programs consistent with the company’s priority to be the safest utility;
•
the company’s approach, framework and programs and policies for partnerships, accommodation and other significant relationships and engagement with Indigenous Peoples communities;
•
the company’s approach to enriching the customer experience; and
•
significant or strategic operational activities of the company, including major capital projects/programs and strategic or long-term investments.
2024 Accomplishments and Highlights include:
•
Reviewed:
–
quarterly reports on indigenous relations, public and occupational health and safety, reliability, the company’s work program, productivity, personnel and physical security, and public injuries and fatalities;
–
quarterly reports on operations and major projects;
–
quarterly report on internal audit matters;
–
capital portfolio health and distribution work program and operations updates;
–
enterprise risk management updates;
–
Indigenous Peoples updates including indigenous procurement;
–
environmental operations and risk management, including climate change mitigation and adaptation plans;
–
the 2024 IPSO Committee work plan;
–
reports on emerging risks related to the company’s operations, including indigenous relationships, work program delivery, short and long term investments and serious injury & fatality.
•
Reviewed and approved:
–
the 2025 IPSO Committee work plan.
•
Reviewed and recommended to board for approval:
–
work program business cases and variances;
–
2025-2029 Asset Investment Plan;
–
climate change mitigation target; and
–
amended IPSO Committee mandate (recommended to GRC).

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CORPORATE GOVERNANCE

Human Resources Committee:
Committee Members: Melissa Sonberg (Chair) Mark Podlasly Stacey Mowbray Helga Reidel The committee met in camera without management present at each of its meetings.
Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.
Duties and Responsibilities include overseeing:
•
the effectiveness of the company’s human capital and human resources strategy, policies, programs and procedures, including:
•
equity, diversity and inclusion strategy, policies and practices;
•
labour relations strategy;
•
compensation policies, programs and plans of the company designed to attract, retain and develop executives and employees with the skills and expertise needed for the company to carry out its strategies, business and operations, including retaining external consultants and advisors to receive independent and objective advice on these policies, programs and plans;
•
compensation of the President and CEO and the Designated Employees;
•
matters relating to succession planning of the company’s President and CEO and the Designated Employees; and
•
the company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the Code of Business Conduct and the Whistleblower Policy, and related practices and procedures.
2024 Accomplishments and Highlights include:
•
Reviewed:
–
trends in executive compensation;
–
compensation consultant assessment;
–
updates on reward matters;
–
updates on 2024 long-term incentive plan (LTIP) grant pool;
–
the enterprise risk management updates;
–
updates on the company’s People Strategy including effectiveness metrics;
–
updates on talent management and succession planning;
–
updates on labour matters;
–
workforce planning updates;
–
updates on Diversity, Equity, and Inclusion matters;
–
quarterly Code of Business Conduct and Ethics Office updates and Whistleblower Policy updates;
–
President and CEO Year-End Performance Review Process;
–
2025 individual performance scorecards and target compensation for the Designated Employees;
–
executive share ownership holdings against requirements;
–
employee engagement survey results;
–
performance reports for both the defined benefit pension plan (DBPP) and the defined contribution pension plan (DCPP); and
–
the 2024 HRC Work Plan.

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Human Resources Committee: (continued)

•
Reviewed and approved:
–
2023 short-term incentive plan (STIP) individual performance multiplier for management, and non-represented employees and Designated Employees;
–
2024 compensation for Designated Employees;
–
2025 STIP corporate scorecard & LTIP measures;
–
2025 LTIP Off-cycle Pool for new hires and promotions;
–
2025 total compensation structure for the Designated Employees;
–
talent matters;
–
2023 DBPP and DCPP year-end financial statements, DBPP investment and funding objectives, statement of investment policies and procedures and asset mix recommendation, and Funding Policy;
–
Management Pension Committee terms of reference; and
–
the 2025 HRC Work Plan.
•
Reviewed and recommended to board for approval:
–
2021 LTIP performance multiplier;
–
2023 year-end performance rating for the President and CEO;
–
2023 STIP individual performance multiplier for the President and CEO;
–
2023 STIP corporate scorecard performance multiplier;
–
2024 STIP corporate scorecard;
–
2024 LTIP performance measures;
–
2024 LTIP grant for management, Designated Employees and the President and CEO;
–
2024 PWU and Society Share Grants;
–
2025 Management Merit Increase Budget;
–
2025 individual performance scorecard for the President and CEO;
–
2025 total compensation structure for the President and CEO;
–
the President and CEO succession plan;
–
compensation discussion and analysis section of the management information circular;
–
amended HRC Mandate (recommended to GRC);
–
Code of Business Conduct (recommended to GRC); and
–
Whistleblower Policy (recommended to GRC).

Hydro One Limited | 2025 Management Information Circular 59

3 Executive Compensation

60 Hydro One Limited | 2025 Management Information Circular

I – Letter to Shareholders
Dear fellow Shareholders,
On behalf of Hydro One’s Human Resources Committee (Human Resources Committee or HRC) and the board of directors (the board), I am pleased to share our report on executive compensation.
The HRC oversees all aspects of human resources, including talent management, succession planning, executive compensation and labour relations, as part of our ongoing board efforts to meet the expectations of all Hydro One stakeholders.
Hydro One’s executive compensation program is designed to support our corporate vision and strategy with a commitment to explain our approach in a simple and transparent manner. Our compensation philosophy is based on the principle of pay-at-risk tied to explicit performance results that create value for all stakeholders. We introduced a number of updates in recent years to further align the executive compensation program with our corporate strategy and compensation philosophy, including the re-introduction of equity-based pay, a refreshed compensation peer group, and increased pay-at-risk for our executives. We will continue to review our programs regularly, and will introduce changes as required to maintain their alignment with our corporate strategies and in support of all stakeholders’ expectations.
The HRC carefully assesses and makes recommendations to the board on how performance measures and targets are determined. These measures reflect the company’s pay-for-performance philosophy, as well as short- and long-term strategic priorities. As always, our targets must be achieved within the principles of prudent risk management, good corporate governance, and compliance with relevant standards and regulations.
On behalf of the board, and with our compensation guiding principles in mind, the HRC oversees and assesses our compensation program, including payouts for the executive team, while working to continuously improve our practices and standards. We are committed to aligning pay with shareholder interests, while recognizing our unique stakeholder dynamics.
Executive Leadership Team Changes and Appointments
In 2024, Mr. Lebeter, in conjunction with the HRC and the board, continued to work with the Executive Leadership Team (ELT) to achieve the company’s short-term and long-term strategic priorities. As communicated last year, a number of changes were announced, as outlined below:
•	Lisa Pearson joined Hydro One as SVP, Corporate Affairs on February 5, 2024;
•	Renée McKenzie joined Hydro One as EVP, Digital & Technology on March 25, 2024;
•	Chris Lopez, the former EVP, Chief Financial and Regulatory Officer, left the organization on June 30, 2024.
Subsequent changes that occurred throughout the year and into 2025 include:
•	Harry Taylor joined Hydro One as EVP, Chief Financial and Regulatory Officer on June 10, 2024;
•	Andrew Spencer ceased to be an executive officer on December 12, 2024;
•	Ryan Docherty was appointed as Acting Head, Capital Portfolio Delivery on December 12, 2024;
•	Gillian Whitebread joined Hydro One as EVP, Head of Human Resources on February 18, 2025; and
•	Megan Telford’s title became EVP, Strategy and Energy Transition on February 18, 2025, as Ms. Whitebread became the new Head of Human Resources.
The HRC and the board are confident the ongoing development of the ELT reflects the deep strength of our talent base and effectiveness of our succession management processes. With Mr. Lebeter’s proven leadership, we believe this team has the critical skills and capabilities to successfully execute Hydro One’s corporate strategy, meet and exceed all our stakeholders’ expectations, and help drive the province’s energy transition.
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EXECUTIVE COMPENSATION

2024 Executive Compensation Program
To ensure we continue to attract and retain experienced executives to guide Hydro One as it progresses through the profound and rapid energy transition taking place in Ontario, the HRC has worked with its independent advisor and the ELT to implement a number of important updates to the executive compensation program. These changes were thoroughly assessed relative to our underlying compensation guiding principles which primarily emphasize long-term focus, performance-orientation and talent market competitiveness. The HRC feels strongly that this balances the interests of all stakeholders while retaining our commitment to customers and employees to provide a safe and reliable supply of electricity while operating with prudent fiscal management. We also committed to fair compensation for our executives reflecting the size, scope, impact, and complexity of our business. It is important to note that our executive compensation program continues to provide the majority of executive compensation in at-risk, performance-based incentive plans (rather than guaranteed payments) that align with performance outcomes over the short- and long-term.
Hydro One’s executive compensation program is well-balanced to reflect a variety of strategic performance outcomes that are important to the long-term success of the company on behalf of all of our stakeholders.
Additionally, it is noteworthy that the President and CEO and ELT compensation is entirely funded from the company’s earnings, and it is not recovered through rates or paid by customers.
President and CEO Compensation
Mr. Lebeter’s compensation was adjusted in 2023 to reflect his promotion from Chief Operating Officer to President and CEO as well as changes made to the executive compensation program. Our President and CEO’s compensation reflects a peer group aligned with our competitive talent market and recognizes our unique stakeholder dynamics. The compensation also includes an increase over time to close the gap to market-competitive pay levels and the delivery of additional compensation through variable pay. In 2024, our target compensation for President and CEO delivered 78% of total direct compensation in performance-based pay compared to 75% in 2023 and 67% in 2022.

David Lebeter 2022 Target Compensation (as Chief Operating Officer)	2022 Target Compensation Mandated by HOAA’s Executive Compensation Framework(1) (for President and CEO role)	David Lebeter 2023 Target Compensation (as President and CEO)	David Lebeter 2024 Target Compensation (as President and CEO)
$1,144,245 64% pay-at-risk	$1,604,488 67% pay-at-risk	$2,400,000 75% pay-at-risk	$3,150,000 78% pay-at-risk

Note:
1.
The executive compensation framework was in effect until January 1, 2023 but the LTIP related requirements remain in place for NEOs who were subject to the framework when their 2022 cash-settled LTIP awards were granted. After the framework was no longer in effect, Hydro One transitioned to the current compensation program linked to performance, increasing pay-at-risk, and considering the competitive talent market.

Detailed information about these updates is provided in the following Compensation Discussion and Analysis (CD&A) section.
The HRC continues to monitor market trends to ensure the organization responds to all stakeholder needs with prudent and pragmatic approaches to compensation and governance.
Pay-for-Performance
Our employees continued to deliver strong results in 2024 with robust safety, productivity and financial results. Our incentive plans recognize and reward employees for their tireless commitment and resilience balancing the interests of all stakeholders, including our shareholders. In 2024 we introduced a new Sustainability Index to the Short-term Incentive Plan (STIP) scorecard to track performance against our Indigenous procurement, fleet conversion and percentage of women executives objectives. In addition, we introduced a new In-Service Additions Index to the STIP scorecard to measure transmission and distribution in-service additions as well as affiliate transmission partnership projects. With regards to our Long-term Incentive Plan (LTIP), we introduced a greenhouse gas (GHG) emissions reduction target measure. Details are provided in the CD&A’s 2024 Compensation Decisions section below. The corporate performance measures in our short- and long-term incentive plans are directly aligned with our refreshed strategy and our core value of a Safe Workplace and putting safety first in everything we do.
62 Hydro One Limited | 2025 Management Information Circular

As shown on the right, Hydro One continues to provide higher returns to shareholders compared to the TSX Capped Utilities and the TSX Composite indices over the past five years. We have delivered returns of approximately 108% over five years compared to 31% for the TSX Capped Utilities index and 69% for the broader TSX Composite index. This performance reflects the successful execution of our balanced strategy to deliver value to all stakeholders.

Throughout 2024, Hydro One delivered upon several key strategic priorities:
Productivity and Net Income – Hydro One continued its strong productivity and financial performance by exceeding targets across both measures. Productivity savings for 2024 were $149.5M and net income to shareholders was $1,156M. Over the past three years, we delivered an average earnings per share of $1.83.
Growing the Capital Work Program – Hydro One continually focuses on effectively delivering the capital work program, expanding new facilities and reinvesting in Hydro One’s existing infrastructure. Hydro One successfully delivered capital expenditures of $3.1B and In-Service Additions of $2.5B in 2024.
Environment, Social, and Governance – Hydro One remains committed to pursuing key sustainability initiatives across the organization. We conducted our fourth annual employee engagement survey and saw our highest ever employee participation rate of 80%. We maintained the overall employee experience score of 71% and safety score index of 88%. We will continue to focus on initiatives to strengthen employee engagement and our employees’ knowledge that putting safety first in everything we do is a core value at Hydro One. Our safety results (0.023 High-Energy Serious Injury and Fatality incidents per 200,000 hours and 0.55 Recordable Incidents per 200,000 hours) indicate strong performance in 2024. We remain committed to continually improving and striving for best-in-class safety performance.
Partnerships – Hydro One was selected to develop and construct a new priority transmission line project in northeast Ontario, to be built in partnership with First Nations, to support the rapid increase in electricity demand expected in northern Ontario.
Talent Management – Hydro One was recognized again as one of Canada’s Best Employers for 2024 by Forbes. With Mr. Lebeter’s leadership and HRC’s support, Hydro One remains committed to providing strong and diverse leadership for the organization to execute our strategy of driving value creation for our stakeholders and responding to the profoundly changing energy sector.
Supporting our Strategy – We launched our refreshed strategy in 2024, including our four strategic priorities to: enrich our customers’ experience, enhance grid value needed for sustainable growth, create new solutions for an electrified future, and to win with partners. Safety is one of our core values as safety comes first.
Incentive Plan Results
Hydro One’s compensation philosophy is based on the principle of pay-at-risk being tied to explicit performance results in order to create value for all stakeholders. In 2024, President and CEO pay-at-risk (through both the STIP and LTIP) was 78% of target total direct compensation (as compared to 75% in 2023) and the other named executive officers (NEOs) pay-at-risk ranged from 63% to 70% of target total direct compensation.
Based on performance achievements defined in the 2024 corporate scorecard, the board approved an annual STIP payout of 113.47% of target. A full description of the 2024 corporate scorecard performance measures and results are provided under Short-term Incentive Decisions for 2024 starting on page 77.
Additionally, the HRC reviewed the performance achievements tied to our previous cash-based LTIP. Based on 2022 to 2024 performance against established measures, the board approved a 2022 LTIP payout of 146.76% of target. Executives subject to the executive compensation framework were capped at 100% of target award. Detailed results are provided under Long-term Incentive Decisions for 2024 on page 86.
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EXECUTIVE COMPENSATION

No adjustments were made to either the 2024 STIP or 2022 cash-settled LTIP from the performance measures and targets established at the beginning of the performance period.
Say on Pay
In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of a say on pay vote is to obtain shareholder input on executive compensation at each annual meeting. Please refer to further details on page 5.
2025 Priorities
Hydro One’s people and culture continue to be critical to the successful execution of the company’s corporate strategy. We will continue to nurture a culture that will allow us to realize our purpose of energizing life with reliable and sustainable solutions for a brighter future. This also includes advancing our efforts in enhancing inclusion and diversity across all levels of employment as part of the execution of our people strategy. We continue to support Mr. Lebeter as he fills the EVP, Capital Portfolio Delivery vacancy on the ELT.
We regularly review our compensation philosophy for alignment with our strategy and the competitive talent market, as well as stakeholder expectations, and assess that our compensation targets are appropriately positioned for strategic success in the long-term. The HRC and the board remain committed to open and transparent communication about our executive compensation program. We trust the CD&A provides you with clear and relevant information that allows you to understand and evaluate our executive compensation program and practices, and to cast an informed say on pay vote at the upcoming annual and special meeting of shareholders. We welcome your comments and questions and invite you to submit them by email c/o the Corporate Secretary at corporatesecretary@hydroone.com.

Sincerely,

Melissa Sonberg Chair of the Human Resources Committee
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II – Compensation
Discussion and Analysis
This CD&A provides information regarding the company’s 2024 compensation approach as well as its compensation practices, policies and plans during that year. This CD&A pertains to Hydro One Limited and its subsidiaries, including Hydro One Inc. Unless the context otherwise requires, references in the CD&A to the company and Hydro One refer to Hydro One Limited and its subsidiaries and references to executive(s) refer to employees of the company who hold a VP role and above, which includes the named executive officers (NEOs).
A. Named Executive Officers
The NEOs for 2024 are as follows:

Name	Title
David Lebeter	President and Chief Executive Officer (President and CEO)
Harry Taylor(1)	EVP, Chief Financial and Regulatory Officer
Megan Telford(2)	EVP, Strategy, Energy Transition and Human Resources
Renée McKenzie(3)	EVP, Digital and Technology Solutions
Teri French	EVP, Safety, Operations and Customer Experience
Chris Lopez(4)	Former EVP, Chief Financial and Regulatory Officer
Andrew Spencer(5)	Former EVP, Capital Portfolio Delivery

Notes:
1.	Mr. Taylor joined the organization on June 10, 2024.
2.	Ms. Telford continued to be accountable for Human Resources until February 18, 2025.
3.	Ms. McKenzie joined the organization on March 25, 2024.
4.	Mr. Lopez left the organization on June 30, 2024.
5.	Mr. Spencer stepped out of the EVP, Capital Portfolio Delivery role and ceased to be an executive officer on December 12, 2024.
B. Compensation Philosophy and Practices
i. Compensation Guiding Principles
This section provides an overview of the executive compensation philosophy, practices and policies that were in place during the year.
2024 Executive Compensation Philosophy
Hydro One’s executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the calibre of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase shareholder value. The following table outlines the principles confirmed by the board and used to inform our compensation decisions:

Principle	Objective
Performance- oriented
To provide pay-for-performance and align performance objectives to strategy and core values over both the short- and long-term horizons to reinforce our strategic business objectives and a performance-oriented culture

Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers
Market competitive	To attract and retain high-performing employees with market-aligned compensation

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EXECUTIVE COMPENSATION

Principle	Objective
Individual accountability	To foster a culture of individual ownership and accountability, while encouraging teamwork
Balanced approach to risk	To support an appropriate level of risk-taking that balances short- and long-term company objectives
Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs
Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non-monetary rewards

ii. 2024 Compensation Practices at a Glance
The table below highlights executive compensation practices we have implemented to drive performance and achieve shareholder value.

What Hydro One Does
Pay-for-performance (see pages 62, 63, 64, 77, and 86)
Caps on incentive payouts (see pages 76 and 85)
Independent compensation advice (see page 67)
Benchmarking (see pages 72 and 73)
Share ownership requirements (see pages 69 and 70)
Incentive Compensation Adjustments – Principles and Practices. Established specific conditions under which the board may apply discretion (see page 68)
Clawbacks (see page 68)
Reward achievement based on predetermined objectives (see pages 77 to 85)
Performance-based vesting (see page 86)
Pay-at-risk (see pages 77 to 86)
Align pay to shareholder returns (see page 63)
Fixed limits on the number of shares that can be issued under the equity plans (see pages 99 and 103)
What Hydro One Does Not Do
No hedging (see page 68)
No loans to executives
No reloading of options or evergreen option plan limits
No repricing of stock options
No single trigger change in control provisions (see pages 95 to 97)

C. Compensation Governance
i. Human Resources Committee
One of the HRC’s responsibilities is to assist the board in fulfilling its oversight responsibilities relating to the delivery of sustained corporate results through the attraction and retention of key senior management (see “Corporate Governance – Committee Reports – Human Resources Committee” starting on page 58).
All HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the human
66 Hydro One Limited | 2025 Management Information Circular

resources committee of a stock exchange-listed company or otherwise, and through ongoing board of directors and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC. The following are specific areas of experience and expertise related to total rewards:
•	human resources experience (experience with benefit, pension and compensation programs, particularly executive compensation);
•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and
•	executive leadership experience (experience as a senior executive/officer of a publicly listed company or major organization).
Please refer to the biographies of our HRC members starting on page 18 and details of their additional skills and experience described on page 23.
ii. Compensation Advisors
The HRC engages with independent, external consultants for advice and consultation on executive compensation matters.
Since October 2018, Mercer (Canada) Limited (Mercer) has served as the independent consultant to the HRC, providing data and advice to assist the committee in carrying out its mandate.
All decisions and actions taken by the HRC and the board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.
Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2024 and 2023 are as follows:

Compensation Advisor	Professional Service Fees (CAD)
	Year	Executive Compensation- Related Fees ($)	All Other Fees ($)
Mercer (Canada) Limited	2024	72,631	N/A
	2023	130,367	N/A

iii. Risk Management Process
Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation practices include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC and a more detailed review is completed every other year as part of the HRC risk assessment process – the most recent review was completed in 2023 to ensure they align with the company’s strategic plans, risk profile and risk management principles. The next detailed review will be conducted in 2025.
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EXECUTIVE COMPENSATION

iv. Compensation Practices

Practice	Description
Anti-Hedging
Executives are prohibited from engaging in transactions that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of the company granted as compensation, or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests, except with the prior written approval of the HRC.
Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of the company as security for any loan where recourse is limited to the pledged security.

Clawbacks
Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that has already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, Stock Options, Performance Share Units (PSUs), Restricted Share Units (RSUs), other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.
Hydro One’s clawback policy (Recoupment Policy) complies with the requirements of the Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange. In the event of an accounting restatement and except in very narrow circumstances, Hydro One will be required to recover certain incentive-based compensation paid to certain executive officers on or after October 2, 2023, to the extent such incentive-based compensation was paid on the basis of financial results in respect of any of Hydro One’s three most recently completed fiscal years preceding the restatement.
The Recoupment Policy continues to apply in all other cases and applies to a broader group of employees of Hydro One and its subsidiaries. In addition, the broader clawback policy (i) permits the board to exercise its discretion in determining whether to recoup the incentive compensation; (ii) applies to a wider range of compensation and circumstances; and (iii) only recoups the after-tax amounts. In the event that both the Recoupment Policy and the pre-existing clawback policy apply, amounts recovered under one policy shall be credited to the amount that is subject to recovery under the other policy, such that there should not be any duplicative recovery.

Incentive Compensation Adjustments – Principles and Practices
Hydro One sets targets that are challenging, yet fair, and considers our strategy and business plan without encouraging excessive risk-taking. However, exceptional circumstances outside of management’s control may occur.
The HRC has established principles and practices for incentive compensation adjustments. The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions. No such adjustments occurred in 2024.

Trading Restrictions	Executives, directors and our employees are prohibited from trading Hydro One securities during our trading blackout period, and at any other time when they possess undisclosed material information.

68 Hydro One Limited | 2025 Management Information Circular

Practice	Description
Share Ownership Guidelines
We require our executives to own Hydro One shares in order to have a vested interest in our future success and align their interests with Hydro One’s shareholders. Our share ownership guidelines are based on the level or positioning of the employee. Our executives can count directly-owned shares or beneficial ownership of the company’s common shares (the management Employee Share Ownership Plan, personal holdings and vested shares), management deferred share units (management DSUs), RSUs, 50% of equity-settled PSUs, and 25% of performance cash-settled LTIP grants towards their ownership guidelines.
Individuals have until the fifth anniversary of the later of their start date, promotion to a level with a higher share ownership requirement, or the date they became subject to the guidelines, to meet their applicable share ownership requirement. If an executive has not met their requirements by the compliance deadline, they must receive some or all of their STIP award in management DSUs and/or apply at least 25% of the net after tax benefit realized by the settlement of any LTIP awards to purchase Hydro One common shares.
Our executives must generally maintain the ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).
For purposes of assessing the requirement, 50% of the value of equity-settled PSUs and 25% of the value of outstanding cash-settled LTIP is counted during the vesting period. Annually, the HRC reviews compliance of our executives with our share ownership guidelines. The inclusion of equity-settled PSUs with 100% performance-based payouts for the President and CEO and EVPs reflects the highly performance-oriented nature of the company’s LTIP where no time-vesting only units were provided to NEOs in 2024, and the PSUs provide directional alignment with the company’s share price.

The share ownership requirements as a multiple of annual base salary are set forth below:
	President and CEO	5x
	EVP or equivalent Direct Report to the President and CEO	3x
	SVP or equivalent	2x
	VP or equivalent	1x

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EXECUTIVE COMPENSATION

The following table shows the status of each NEO’s compliance with the share ownership requirements, using their base salaries in place, as at December 31, 2024. All current NEOs are on track to meet or have met the requirements.

	Share Ownership Requirement		Value of Holdings ($)						Compliance Status Share Ownership Guidelines
NEO	Multiple of Salary	Value ($)	Common Shares(1)	RSUs(1)	50% of PSUs(1)	DSUs(1),(2)	25% of Cash-Settled LTIP	Total Value of Holdings ($)	Ownership Level as Multiple of Salary	Compliance Deadline(3)
David Lebeter	5.0x	3,500,000	241,057	0	1,708,149	447,598	100,700	2,497,505	3.6x	February 14, 2028
Harry Taylor	3.0x	1,425,000	0	0	361,290	0	0	361,290	0.8x	June 10, 2029
Megan Telford	3.0x	1,455,000	173,905	0	787,418	48,582	79,301	1,089,206	2.2x	February 14, 2028
Renée McKenzie	3.0x	1,275,000	0	0	299,033	0	0	299,033	0.7x	March 25, 2029
Teri French	3.0x	1,050,000	67,835	0	424,671	213,713	46,416	752,634	2.2x	April 13, 2028

Notes:
1.
Under the Share Ownership Guidelines, the value of the executive’s holdings is based on the higher of: (1) the acquisition/grant price per share of the common shares on date of grant or purchase, and (2) the share price on December 31, 2024.

2.	DSUs do not include management DSUs granted in 2025 in respect of the 2024 STIP.
3.	Messrs. Lopez and Spencer were NEOs during 2024 and had both met their share ownership requirements.
v. Environmental, Social and Governance
At Hydro One, we are committed to transmitting and distributing electricity in a safe, and an environmentally and socially responsible manner to meet the needs of customers across Ontario. We understand that for our long-term performance and viability, we need to embed sustainability into all aspects of our business. Please refer to further details starting on page 39.
Given the importance of sustainability to Hydro One, we have incorporated specific ESG related measures directly into our incentive plans, including employee health and safety, customer and reliability objectives and, new in 2024, a sustainability index in the STIP. The sustainability index measures Indigenous procurement, fleet conversion and percentage of women executives. In addition, the NEOs may have specific ESG related measures incorporated into their individual goals depending on the scope of their responsibilities. In 2024, we also added a GHG emissions reduction target measure to our LTIP. Please refer to further details on pages 78, 79, and 84.
We plan to review and update our sustainability strategy as needed and will consider changes to the ESG related measures included within our various compensation plans in alignment with our sustainability strategy.
D. Executive Compensation Decision-making Process
Hydro One’s compensation decision-making process involves management, the HRC, independent compensation advisors and the board for final approval. Outlined below is a general overview of the process the company has followed in determining compensation.
To promote robust decisions and analysis of recommendations, and to ensure our diverse stakeholders are considered, management recommendations are brought forward at an initial HRC meeting and then reviewed and recommended to the board for approval at a subsequent meeting.
By having discussion and approvals conducted at separate meetings, we believe we are able to develop thoughtful solutions that consider the impacts of such on all of our stakeholders. If appropriate, additional analysis may be requested by the HRC or the board.
Hydro One’s management team, the HRC, the board and our independent compensation advisors all play a key role in determining compensation for the company’s executives and in managing compensation risk.
In recent years, the HRC has made several recommendations to the board related to our new compensation program to advance our pay-for-performance culture and drive an increase in at-risk pay, furthering the interest of our executives in the continued success of the company. No changes were recommended or implemented in 2024 and the HRC will continue to refine the program over time to ensure that it continues to be aligned with the company’s strategy and long-term objectives.
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The table below summarizes the company’s compensation decision-making process.

	Management	Human Resources Committee	Independent Compensation Advisors	Board
Design of Compensation Program	Designs and recommends compensation program to HRC	Reviews and, where appropriate, revises and recommends the compensation program to the board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes
Choice of Performance Measures and Annual Targets	Develops annual company objectives aligned with the strategy and incentive plan performance measures including weighting and targets	Reviews and, where appropriate, revises and recommends the incentive plan performance measures and targets to the board for approval	Provides input to the HRC based on market practice	Approves performance measures and targets
Set Targets for Executive Compensation	Develops and recommends to the HRC target compensation and variable pay for executives	Recommends the President and CEO’s target compensation to the board for approval Reviews and approves target compensation for ELT direct reports to the President and CEO	Assists the HRC in reviewing target compensation	Approves the President and CEO target compensation
Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the board for approval	Supports the HRC in reviewing performance results, identifies areas where adjustments should be considered	Approves the performance results
Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the board Reviews and approves performance of the President and CEO’s ELT direct reports		Approves the President and CEO’s performance results
Award Compensation	President and CEO recommends compensation for the President and CEO’s ELT direct reports	Recommends the President and CEO’s compensation to the board for approval Reviews, finalizes, and approves compensation for the President and CEO’s ELT direct reports	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

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EXECUTIVE COMPENSATION

E. Named Executive Officer Pay Benchmarking
i. Compensation Peer Group Selection Criteria
As part of the review of Hydro One’s executive compensation program and its alignment with the company’s compensation philosophy, the HRC applied the following considerations to ensure the compensation peer group reflects the size, scope and complexity of the company while aligning with its market for executive talent, including:
•	Hydro One’s core business as Canada’s largest electricity transmission and distribution service provider;
•	the unique dynamic of Hydro One’s ownership structure, recognizing the complexity of being a publicly-traded company with significant investment by the Province of Ontario;
•	the particular considerations inherent with highly regulated organizations having large societal impact; and
•	the limited number of comparable electricity transmission and distribution service providers in Canada.
Led by these considerations and following a review of the current list of organizations, the HRC determined that the 2023 compensation peer group continues to meet Hydro One’s requirements and maintained the peer group unchanged for 2024. The group contains a total of 16 organizations, including publicly-traded organizations in the energy and utilities industries and large government-owned utilities.
This peer group is used to inform total direct compensation design and pay levels for Hydro One’s NEOs. Hydro One aims to be competitive with the peer group, over time, but does not target a specific percentile (such as the median). In line with peer practices and consistent with Hydro One’s compensation philosophy, NEO total direct compensation is aligned with clear performance measures and stakeholder expectations over both the short- and long-term.
For details on the NEOs’ 2024 target total direct compensation, please refer to Target Compensation Mix on page 74.
ii. Primary Compensation Reference Peer Group

Publicly Traded Sector Peers	Public Sector Peers
Algonquin Power & Utilities Corp.	British Columbia Hydro and Power Authority
AltaGas Ltd.	Hydro-Québec
Ameren Corporation	Oglethorpe Power
ATCO Ltd.	Ontario Power Generation Inc.
Emera Incorporated	Santee Cooper
Evergy, Inc.
Fortis Inc.
Gibson Energy Inc.
Keyera Corp.
Pembina Pipeline Corporation
TransAlta Corporation

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Peer Group Analysis(1)

Notes:
1.	Peer information included in this chart was prepared by Hydro One using data from S&P Capital IQ.
2.
Total assets and total revenues are calculated using data for the most recently reported 12-month period ending December 31, 2024 and market capitalization and total enterprise value are calculated as at December 31, 2024.

3.	The market capitalization of Hydro One was approximately $26.5 billion and its total enterprise value was approximately $43.4 billion as at December 31, 2024.
4.
Market capitalization is calculated based on the number of common shares outstanding multiplied by the closing share price and total enterprise value is calculated based on market capitalization plus net debt. Public sector organizations are excluded from these statistics as market capitalization and total enterprise values cannot be calculated.

F. Compensation Components and Decisions
i. Components and Decisions of 2024 Compensation
Hydro One’s compensation structure includes base salary, short-term and long-term incentives, employee share ownership plan, and pension and benefits.
The table below describes the components of compensation for the NEOs and the objectives of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives • Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan (DCPP)(1) Supplemental Executive Retirement Plan (DC SERP)(1) Defined Benefit Pension Plan (DBPP)(1)	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life, disability benefits, and executive wellbeing account	• Indirect compensation to assist employees in covering select life events and promoting health and wellness

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EXECUTIVE COMPENSATION

	Component	Form	Objectives
Variable	Short-term Incentive	Cash – executives can choose to receive some or all in the form of management DSUs	• Motivate and reward achievement of annual business performance objectives • Align individual performance and rewards with corporate objectives
	Long-term Incentive	Equity-settled and 100% performance based	• Motivate and align executives with long-term strategy and shareholders’ interests • Encourage sustained long-term performance • Balance short- and long-term results focus
	Management Employee Share Ownership Plan (Management ESOP)	Market-purchased shares acquired up to a maximum 6% of base salary with a 50% company match up to a maximum of $25,000 per year	• Encourage share ownership and increase alignment with shareholders’ interests

Note:
1.
Eligible NEOs who were not already enrolled or eligible to enroll in the DBPP as of September 30, 2015, participate in the DCPP and DC SERP. All current NEOs are eligible to participate in the DCPP and, after a 12-month waiting period from their promotion into an EVP role or hire date, in the DC SERP, with the exception of Mr. Spencer who participates in the DBPP as he was enrolled in the plan prior to September 30, 2015.

ii. Target Compensation Mix
The target compensation mix reflects Hydro One’s compensation philosophy emphasizing pay-for-performance and at-risk compensation. From 2023 to 2024, the pay-for-performance component of the President and CEO’s target compensation increased from 75% to 78%, and for the other NEOs from 65% to 67%. The following summarizes the target compensation mix for the President and CEO and the average for the other NEOs.

Notes:
1.	Average Other NEO Target Compensation Mix excludes Messrs. Lopez and Spencer.
2.	Salary, long-term and short-term incentives percentages don’t add up to 100% due to rounding. Pay-at-risk rounds to 67%.
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iii. 2024 Compensation Decisions
a. Base Salary
Base salary is the guaranteed component of compensation which is set based on role, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives.
Base Salary Decisions for 2024
The following table documents the base salaries for the NEOs in 2024. The increases reflect our guiding principle under our updated executive compensation program of talent market competitiveness and our commitment to fair compensation for our executives reflecting the size, scope, impact, and complexity of our business. As noted above regarding the target compensation mix, it is important to note that the majority of our executives’ compensation is in at-risk, performance-based incentive plans (rather than guaranteed payments such as salary).
Following our typical practice, any 2024 base salary changes were approved by the board and HRC. Base salary changes were determined within the context of target compensation mix, with majority of changes delivered through at-risk, performance-based incentive plans.

Named Executive Officer	2023 Base Salary ($)(1)	2024 Base Salary ($)(1)	% Change
David Lebeter	600,000	700,000	16.7
Harry Taylor	N/A	475,000	N/A
Megan Telford	450,000	485,000	7.8
Renée McKenzie	N/A	425,000	N/A
Teri French	325,000	350,000	7.7
Chris Lopez	470,650	515,000	9.4
Andrew Spencer	350,000	375,000	7.1

Note:
1.
These columns reflect the NEOs’ base salaries as of December 31 of the relevant year, with the exceptions of Mr. Taylor and Ms. McKenzie who were hired in 2024 and Mr. Lopez, which reflects his annualized base salary in effect at his termination, and do not take into account any proration for base salary changes during fiscal years 2023 and 2024, respectively.

It is important to note that the President and CEO and ELT compensation is entirely funded from the company’s earnings, and it is not recovered through rates or paid by customers.

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EXECUTIVE COMPENSATION

b. 2024 Short-term Incentive Plan (STIP)
Hydro One’s STIP is designed to:
•	provide market competitive “pay-at-risk” necessary to attract, motivate and retain non-union employees, including executives;
•	reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation-at-risk;
•	focus participants on the drivers of value creation; and
•	reward participants for achievement of annual corporate and individual performance goals.
All full-time non-union employees, including executives, are eligible to participate in the company’s STIP. A summary of the components of the STIP is provided below.

Elements of the Short-term Incentive Plan	Impact on Award
How the Award is Determined
The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.
For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Corporate Performance
Corporate performance is based on financial and non-financial measures, which seek to align corporate performance with the company’s strategy as detailed in the corporate scorecard.
See pages 0 to 79 for more information about the performance measures and results related to the company’s corporate scorecard.

Individual Performance
Individual performance is assessed based on the achievement of corporate-aligned performance objectives with a focus on delivering differentiated rewards to top performers. See the current NEO’s key accomplishments starting on page 80.

Range of Awards
Awards may range from 0 to 110% of target for the President and CEO and EVPs, and from 0 to 150% of target for employees who hold an SVP level role (and below), based on corporate and individual performance.

Human Resources Committee/Board Judgment
The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the “overall STIP performance multiplier” to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Payout
The payout may be in cash or, at the option of an eligible executive, in management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares and are redeemable for cash at the prevailing market price of the common shares upon settlement, after the executive ceases to be employed.

Clawbacks
Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s STIP may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payout were not achieved, or in the event of a restatement of the company’s earnings (or other company-specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

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The STIP payout is calculated based on the following formula.

Short-term Incentive Decisions for 2024
1. Corporate Performance Scorecard
Hydro One’s corporate scorecard (scorecard) was developed by management and approved by the board, on the recommendation of the HRC, at the beginning of 2024. The scorecard performance measures were based on Hydro One’s objectives and business plan for the year and established “threshold”, “target” and “exceeds” performance levels for each performance measure. Hydro One’s balanced scorecard includes ESG, other non-financial and financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy and values.
To establish the performance levels for the performance measures, management models a broad range of scenarios and provides benchmarking data to support the rationale behind the proposed measures and demonstrate the rigour embedded in the performance levels (threshold, target and exceeds) relative to similar organizations.
In addition, Hydro One continues to monitor comparators and emerging trends to ensure our approach is appropriate and aligned with best practice. The HRC, with input from its independent compensation advisor, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the board for approval. No such adjustments or modifications occurred in 2024.
Hydro One is focused on corporate social responsibility and outlines its practices in its annual Sustainability Report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders including safety, improving reliability and customer favourability.
Payouts under the STIP for 2024 were based on Hydro One’s corporate performance and each executive’s individual performance relative to their individual scorecards. In determining the company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre-established performance levels for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.
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EXECUTIVE COMPENSATION

The following table sets out Hydro One’s corporate performance measures and results for 2024. Based on the company’s results, the HRC recommended, and the board approved, an overall STIP performance multiplier equal to 113.47% of the target for 2024 for the corporate component.

•		○
Meets or Exceeds Target	Below Target	Below Threshold

Metric	Weight	Threshold (50% payout)	Target (100% payout)	Exceeds (150% payout)	Actual Performance	Percentage Achievement
Health & Safety
High-Energy Serious Injuries and Fatalities* Incidents per 200,000 hours	20%	0.024	0.012	0.00	0.023	54.17%
Sustainability
Sustainability Index** Women Executives Representation, Conversion of fleet of sedans and SUVs to EVs or hybrids, Indigenous Procurement Spend	5%	50%	100%	150%	Above target for all underlying measures	141.67%	•
Customer
Overall Favourable Impression	15%	78-81%	83-85%	87%	87%	150.00%	•
Transmission (Tx) Reliability Minutes per Delivery Point (SAIDI)	5%	8.5	7.3	5.0	4.3	150.00%	•
Distribution (Dx) Reliability Hours per Customer (SAIDI)	5%	7.3	6.5	6.3	7.7	0.00%	○
Financial
Net Income to Common Shareholders ($M)	30%	$1,061	$1,126	$1,192	$1,156	122.73%	•
Productivity Savings ($M)	10%	$109.1	$128.3	$141.1	$149.5	150.00%	•
Work Program
In-Service Additions Index** Transmission ISA, Distribution ISA, Affiliate Transmission Partnership Projects	10%	50%	100%	150%	Above target for all underlying measures	137.43%	•
					Total	113.47%

*	If the company has a fatality, the attained High-Energy Serious Injuries & Fatality measure could be reduced to 0% based on the findings of the System Investigation.
**	Sustainability and ISA each have an overall index performance score, based on their underlying measures.
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Overall, Hydro One drove strong performance against our objectives in 2024 including key advances on several measures:
•
Health and Safety: Hydro One experienced two high-energy serious injuries at the beginning of 2024; a heightened focus on operational discipline, thorough job planning and our human success tools have been effective in closing out the rest of the year without any further high-energy serious injuries. As a result, Hydro One’s 2024 high-energy serious injury and fatality rate is 0.023 per 200,000 hours, staying within the year-end threshold of 0.024.

•
Sustainability: Representation of women executives ended the year at 42%, 4 points above our target of 38%. At the end of 2024, 44% of our fleet of sedans and SUVs has been converted to EV or hybrid, 2 points above our target of 42%. In 2024, Indigenous procurement spend was 5.5% of purchased materials and services, 1.3 points above our target of 4.2%.

•	Customer
-
Overall Favourable Impression: Year-end overall favourable impression (residential and small business customers) was 87%. This is the highest point in our tracking since 2002 and is 5 points higher than 2023 year-end.

-
Transmission Reliability: Transmission reliability SAIDI (System Average Interruption Duration Index) year-end performance was 4.3 minutes, which was better than the target of 7.3 minutes. A continued focus on implementing changes learned from post-event investigations has supported strong performance.

-
Distribution Reliability: Distribution reliability SAIDI year-end performance was 7.7 hours, which was 1.2 hours below the target of 6.5 hours. The target was missed primarily due to higher contribution from tree and foreign interference caused outages when compared to prior years.

•	Financial
-	Net Income: Year-end net income of $1,156 million was approximately $30 million, or 3% higher than target.
-	Productivity: Year-end productivity achievement of $149.5 million was approximately 17% ahead of target.
•
Work Program: Transmission year-end in-service additions (ISA) were approximately 4.7% higher than budget, Distribution ISAs were 2.6% above budget, and affiliate transmission partnership projects’ ISAs were approximately 5.6% favourable to budget.

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EXECUTIVE COMPENSATION

The following details key accomplishments for our current NEOs during 2024.

Named Executive Officer	Key Accomplishments
David Lebeter President and CEO
As the President and CEO, Mr. Lebeter is responsible for setting and executing on the Company’s strategic vision. As the President and CEO, Mr. Lebeter sits on the board of directors.
Mr. Lebeter provided strategic and executive leadership in the following areas:
•
Achieved a high-energy serious injury and fatality rate of 0.023 per 200,000 hours for the second year in a row.
•
Won, for the third year in a row, Electricity Canada President’s award of Excellence for Employee Safety for Transmission.
•
Completed our four-year Safety Improvement Plan on our journey to Zero.
•
Established a new high stock price of $48.05.
•
Increased our dividend consistently since the IPO.
•
Achieved Total Shareholder Return of 14.8%.
•
Strengthened the ELT, with the addition of Lisa Pearson, Renée McKenzie and Harry Taylor.
•
Designated to design, build and own the Wawa to Porcupine Transmission Line after a competitive process run by the Province of Ontario.
•
Purchased an accretive, minority ownership position in the East – West Tie Transmission Line.
•
Completed the Chatham to Lakeshore Transmission Line one year ahead of schedule and under budget.
•
Achieved an overall favourable impression score of 87% based on our strategic focus on customers.
•
Received an increase to our credit rating to “A” from S&P.
•
Maintained a healthy balance sheet.
•
Achieved $149.5 million in savings based on our continued focus on productivity.
•
Engaged our employees and achieved the highest employee participation rate in our MyExperience Survey, providing our ELT with a wealth of insights into opportunities and culture.
•
Increased our spend with Indigenous business to $158.3M (up from $142.3M in 2023).
•
Purchased $2.1B worth of goods and services from Ontario businesses.

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Named Executive Officer	Key Accomplishments
Harry Taylor EVP, Chief Financial and Regulatory Officer
As EVP, Chief Financial and Regulatory Officer, Mr. Taylor is responsible for corporate finance and accounting, financial planning & analysis, tax, treasury, pensions, investor relations, internal audit, and enterprise risk management. In addition, Mr. Taylor is responsible for regulatory affairs and shared services which include procurement and supply chain, facilities and real estate, fleet management and helicopter services.
Mr. Taylor provided strategic and executive leadership in the following areas over the latter half of 2024:
•
Delivered EPS growth of 6% in the second half of the year compared to the second half of 2023.
•
Successfully negotiated an agreement to acquire an approximate 48% interest in the East-West Tie Transmission Line.
•
Issued $2 billion in sustainable (green and sustainability) bonds in the second half of the year at attractive interest rates, broadly allocated across investors, with tranches being substantially oversubscribed.
•
Secured a credit rating upgrade from S&P.
•
Achieved an improvement in the existing top quartile performance of Hydro One in favourable investor perception, receiving awards for management access, transparency and strategic effectiveness.
•
Developed JRAP 28 objectives and established governance and reporting structures for Working Groups, Steering Committee, ELT, and the board.
•
Identified regulatory options and solutions to expenditure pressures in 2023-2027 as well as driving changes to ensure potential variances to approved spending envelopes were minimized.
•
Successfully settled three rate applications for the company’s First Nations transmission partnerships.
•
Exceeded Indigenous procurement target of 5% of addressable spending.
•
Exceeded company increases in employee engagement and exceeded target in all focus areas from 2023 employee engagement survey.

Megan Telford EVP, Strategy, Energy Transition and Human Resources
As EVP, Strategy, Energy Transition and Human Resources, Ms. Telford is responsible for strategy, energy transition, planning, partnerships, sustainability, and human resources.
Ms. Telford provided strategic and executive leadership in the following areas:
•
Led corporate-wide efforts to successfully communicate and implement Hydro One’s refreshed strategy into organizational ways of working. This included the creation of and governance around seven “Strategic Initiative” focus areas.
•
Advanced progress towards the execution of Hydro One’s multi-faceted grid modernization strategy, including the development of an integrated roadmap outlining highest priority customer-impactive initiatives.
•
Continued to advance partnerships with numerous stakeholders to address the energy needs of large-scale industrial customers to further economic growth in the province.
•
Reinforced Hydro One’s role commitment to creating new opportunities to maximize Indigenous participation in the energy sector by engaging in strategic partnerships with numerous First Nations across Ontario. This was most recently demonstrated through the selection of Hydro One as the successful proponent on the Wawa to Porcupine Transmission Line.
•
Championed the continued evolution of Hydro One’s strong culture, through the execution of initiatives in support of Hydro One’s People Strategy, which saw the company achieve strong employee engagement scores in 2024, with record employee participation and be recognized again as one of Canada’s Best Employers for 2024 by Forbes.
•
Supported and advised the Chief Executive Officer in recruitment and onboarding of three new ELT members: SVP, Corporate Affairs, EVP, Digital and Technology Solutions, and EVP and Chief Financial and Regulatory Officer.

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EXECUTIVE COMPENSATION

Named Executive Officer	Key Accomplishments
Renée McKenzie EVP, Digital and Technology Solutions
As EVP, Digital & Technology Solutions, Ms. McKenzie is responsible for the technology supporting the real time operations of Hydro One – including both information technology and the operation and control of the power grid – and the security and protection of Hydro One’s physical and digital assets.
•
Oversaw the delivery of a highly reliable and stable information and operating technology environment. This accomplishment ensures critical business functions have the systems and technology available and running to support Hydro One’s power system, customers, metering infrastructure, and back-office processes.
•
Implemented key security initiatives which hardened defenses in Hydro One’s most critical assets. Targets for the remediation of critical and high cybersecurity vulnerabilities were exceeded, closing high-risk gaps and strengthening the company’s protections.
•
Ensured Hydro One’s strategic priorities were supported by the technology function. She and her team brought value through the technology implementations of strategic projects, including the Chatham-by-Lakeshore partnership with Indigenous communities, and the Net Metering project to enable customer billing offsets when they generate electricity, while also advancing transformative projects in enterprise resource planning and Hydro One’s advanced distribution management system.
•
Introduced an updated project governance framework, reducing the overall risk profile of the technology portfolio by reducing uncertainty.

Teri French EVP, Safety, Operations and Customer Experience
As EVP, Safety, Operations & Customer Experience, Ms. French is responsible for health and safety, distribution, forestry, system operations and station services, customer experience and billing operations, and integration, reliability and emergency management. Ms. French provided strategic and executive leadership in the following areas:
•
Advanced a strong safety culture by implementing a safety improvement plan, delivering a comprehensive public safety campaign and advocating for psychological safety in team culture.
•
Progressed the Customer Experience, focusing on continuous improvement, education and culture and driving trust and value to align with the Corporate Strategy, Purpose, and Brand Promise.
•
Partnered with energy providers and regulatory agencies to enhance outage execution, facilitate faster connections to the Transmission system, foster stronger relationships, and achieve significant improvements in customer satisfaction and operational efficiency.
•
Enabled economic growth by connecting Distribution customers, communities, and businesses while supporting government initiatives such as the More Homes Built Faster Act and Universal Broadband Fund to ensure all Canadians have access to high-speed internet.
•
Oversaw reliability and storm response including partnering with local emergency services for fast execution during weather events and safely deploying field staff to assist in power restoration in Florida & Georgia.
•
Led the integration of the Chapleau Public Utility Corporation ensuring reliability and compliance and contributing to the OEB’s review on the need for more capital investment in the electricity system.
•
Delivered vegetation management solutions in alignment with First Nations and local community requirements, protecting grid reliability while achieving collaborative results.
•
Led the Advanced Metering Infrastructure Operations (AMIO) team on multi-year system transformation while maintaining a high meter to bill accuracy rate.

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2. STIP Decision Summary
The following summarizes the STIP payout for each NEO based on the corporate and individual performance as approved by the HRC and the board. The STIP payout is capped at 110% for the President and CEO and EVPs.

Named Executive Officer/ Principal Position(1)	STIP Target (%)(2)	STIP Target ($)	Corporate Achievement (%)	Individual Achievement (%)	STIP Payout ($)	STIP Payout as a % of Target
David Lebeter President and CEO	100	700,000	113.47	100.00	770,000	110.00
Harry Taylor EVP, Chief Financial and Regulatory Officer	80	212,838	113.47	100.00	234,122	110.00
Megan Telford EVP, Strategy, Energy Transition and Human Resources	80	381,039	113.47	100.00	419,143	110.00
Renée McKenzie EVP, Digital and Technology Solutions	60	196,478	113.47	100.00	216,126	110.00
Teri French EVP, Safety, Operations and Customer Experience	55	187,173	113.47	100.00	205,890	110.00
Chris Lopez(3) Former EVP, Chief Financial and Regulatory Officer	80	204,874	100.00	100.00	204,874	100.00
Andrew Spencer Former EVP, Capital Portfolio Delivery	55	200,776	113.47	75.00	212,373	105.78

Notes:
1.	All NEOs are eligible for STIP.
2.	Incentive target as of December 31, 2024 with the exception of Mr. Lopez, whose target was as of June 30, 2024.
3.
Pursuant to the terms of his retention agreement, originally negotiated in 2018 and extended periodically until 2023, Mr. Lopez was entitled to a prorated payment of his target STIP award for 2024 for his period of active employment.

c. Long-term Incentive Plan
Hydro One’s long-term incentive plan (LTIP) is designed to:
•	attract and retain highly qualified and experienced talent;
•	foster alignment with shareholder interests;
•	reward executives for longer-term value creation; and
•	provide market competitive compensation.
In 2023, Hydro One reintroduced an equity-based LTIP consisting of PSUs and RSUs. The President and CEO and EVPs receive their LTIP awards in 100% PSUs that vest at the end of four years. Similar to 2023, 2024 is also a transition year between the new equity-based LTIP and the former cash-settled LTIP. Participants received a 2024 equity-based LTIP grant as well as a payout from the 2022 cash-settled LTIP that is reported as a payout in reference to performance from 2022-2024.
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EXECUTIVE COMPENSATION

The PSUs provide strong alignment with shareholder interests as they are 100% performance based with the following performance measures in 2024:
•
Earnings per share (EPS), which rewards executives for delivering increased earnings to shareholders and includes the requirement that the dividend does not decrease in any rolling 12 months during the performance period,

•	Relative total shareholder return (TSR), which rewards executives for achieving shareholder returns that are consistent with or better than the returns provided by peer organizations, and
•	Greenhouse Gas (GHG) emissions reduction target, which rewards executives for reducing emissions on our journey to meet our corporate commitments for 30% reduction of GHG emissions by 2030.
LTIP is available to executives and certain non-union employees of Hydro One as determined by the HRC. Non-employee board members are not eligible to participate. A summary of the components of the current LTIP is as follows:

Elements of the Long-term Incentive Plan	Impact on Award
Types of Awards
Equity-Based LTIP: An award that will be settled in common shares in the future, subject to the achievement of specified criteria.
PSUs: Subject to performance and time vesting criteria and are fully-at risk. Form 100% of the LTIP awards for the President and CEO and EVPs.
RSUs: Subject to time vesting criterion and are only granted below EVP level.

Vesting	PSUs vest after the four-year performance period, subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.
Performance Multiplier
Each PSU granted in 2024 is 100% performance based, subject to achieving certain performance levels for the period from January 1, 2024 to December 31, 2027 (the four-year performance period):
1. four-year average EPS (subject to a dividend rate modifier) – 65% weighting;
2.
four-year relative TSR (S&P/TSX Capped Utilities Index) – 25% weighting; and
3.
GHG emissions reduction in-line with corporate commitments of 30% reduction of GHG emissions by 2030 – 10% weighting.
The EPS, relative TSR, and GHG emissions reduction performance measures demonstrate a commitment to achieving long-term growth for shareholders, which is consistent with or better than the growth delivered by other Canadian utilities and Hydro One’s commitment to a sustainable future.
Four-year average EPS: The net income attributable to shareholders for such fiscal period divided by the average outstanding shares during such fiscal period.
Dividend rate modifier: If the 12-month rolling average dividend rate during the performance period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12-month rolling average dividend rate during the performance period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.
Relative TSR: Measures Hydro One’s total shareholder return over the performance period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period.
The index was selected for comparison as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One.
GHG Emissions Reduction Target: Deliver 25% reduction against 2018 baseline in Scope 1 GHG emissions by 2027 on our journey to meet our corporate commitments for 30% reduction of GHG emissions by 2030.

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Elements of the Long-term Incentive Plan	Impact on Award
Range of Awards
The PSU payout is a function of the overall performance multiplier which is based on the four-year average EPS performance (65% weighting) with a dividend rate modifier, the four-year relative TSR performance (25% weighting), and the GHG emissions reduction target (10% weighting). The total award is subject to an overall maximum performance multiplier of 150%.

Human Resources Committee/Board Judgment
The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the performance multiplier to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Clawbacks
Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s vested long-term incentives may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payout were not achieved, or in the event of a material restatement of the company’s earnings (or other company-specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

1. 2024 Long-term Incentive Grants Awarded

Note:
1.
PSUs held on vesting date calculated based on salary ($) multiplied by Target LTIP (% of salary) divided by the share price at the time of grant plus any dividend equivalent PSUs earned when dividends are paid during the vesting period.

The performance measures for the 2024 equity-settled PSUs LTIP grant consist of a four-year average EPS measure with a dividend rate modifier (65% weighting), a four-year relative TSR measure (25% weighting), and a GHG emissions reduction target (10% weighting).
LTIP Grants awarded to the NEOs in 2024 are outlined below.

Named Executive Officer	Share-based Awards Value ($)	Option-based Awards Value ($)(1)	Cash-settled Awards Value ($)(2)	Total Grant Value ($)(3)
David Lebeter	1,750,000	0	0	1,750,000
Harry Taylor	712,500	0	0	712,500
Megan Telford	675,000	0	0	675,000
Renée McKenzie	531,250	0	0	531,250
Teri French	406,250	0	0	406,250
Chris Lopez(4)	772,500	0	0	772,500
Andrew Spencer(4)	437,500	0	0	437,500

Notes:
1.	No option-based awards were granted in 2024.
2.	No cash-settled awards were granted in 2024.
3.	Previous grants are not taken into account when considering new grants.
4.
The vesting of 2024 grants to Mr. Lopez are prorated from the grant date to his termination date. As per the terms of the LTIP, the vesting of 2024 grants to Mr. Spencer are prorated from the grant date to his termination date. Any unvested amounts are forfeited.

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2. Long-term Incentive Decisions for 2024 (Granted in 2022, Paid in 2024)
In 2022, the board of directors approved the grant of cash-based LTIP awards to executives. The 2022 awards were aligned with the requirements of the executive compensation framework in place at the time of the award, and 100% performance based. The 2022 awards included productivity savings, EPS performance measures with a dividend rate modifier, and relative TSR performance. These targets were established at the time of grant and were based on the approved business plan in place at the time.
Over the 2022 to 2024 performance period, Hydro One’s three-year average EPS, productivity savings and TSR performance relative to the peer group were strong, resulting in a performance multiplier of 146.76% for the 2022 grants. Since the 12-month rolling average dividend rate did not decrease during the three-year performance period, the dividend rate modifier for the 2022 award was 100%. These results reflect the organization’s strong financial performance from 2022 to 2024.
•		○
Meets or Exceeds Target	Below Target	Below Threshold

Metric	Weight	Threshold (50% payout)	Target (100% payout)	Exceeds (150% payout)	Actual Performance	Percentage Achievement
Earnings Per Share (EPS)
3-year Average EPS	62.5%	$1.50	$1.63	$1.78	$1.83	150%	•
Productivity (3-year average)
2022 Productivity		$310.7	$365.5	$402.1	$373.6
2023 Productivity	25%	$42.5	$50.0	$55.0	$113.9	137.02%	•
2024 Productivity		$85.0	$100.0	$110.0	$149.5
Relative TSR
Index TSR	12.5%	(1.08%)	1.92%	4.92%	47.41%	150%	•
					Total	146.76%

Notes:
1.	The LTIP productivity results over the 2022 to 2024 performance period are aligned with the methodology used to set targets at the time of grant.
2.	Consistent with the requirements of the executive compensation framework, cash-settled LTIP payouts for President and CEO and EVPs who were EVPs in 2022 are capped at 100% of target.
d. Pension Benefits
1. Defined Contribution Pension Plan (DCPP)
Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:
•	attract and retain employees;
•	result in lower and more stable cost over time compared to Hydro One’s Defined Benefit Pension Plan; and
•	promote sharing of retirement savings responsibility between Hydro One and its employees.
A summary of the key terms of the Hydro One DCPP is presented below:

Eligibility	Eligible non-represented employees who were not already enrolled or eligible to enroll in the DBPP as of September 30, 2015. All but one of the current NEOs participate in the DCPP.
Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “DC SERP” below.
Employer match	Employee contributions are matched by Hydro One.
Pensionable earnings	Base salary plus actual short-term incentive (but not exceeding 50% of base salary).

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Supplemental plan
Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year have reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the board on December 8, 2017 and replaces a non-registered savings plan in which employer contributions were made on an after-tax basis.
Total employer contributions to the DCPP and DC SERP are 15% of the President and CEO and EVP level executives’ base earnings and STIP (to a maximum of 50% of the President and CEO and EVP level executives’ base earnings).

2. Defined Benefit Pension Plan (DBPP)
Hydro One established a registered DBPP effective December 31, 1999. One of the NEOs participates in this plan.
A summary of the key terms of the Hydro One DBPP for those hired prior to January 1, 2004 is presented below:

Eligibility
Non-represented employees who were eligible members of the DBPP prior to September 30, 2015 continue to participate in the DBPP. Newly hired non-union employees do not accrue credited service under the DBPP for service after September 30, 2015.

Employee contribution	Eligible employees contribute 8.75% of their base annual earnings up to the Year’s Maximum Pensionable Earnings (YMPE) and 11.25% above the YMPE.
Pensionable Earnings
Base salary plus 50% of actual short-term incentive up to an earnings limit of $350,000 as at December 1, 2016. The earnings limit is adjusted annually by CPI and was approximately $424,776 as at December 31, 2024.

Formula
For each year of credited service under the DBPP, to a maximum of 35 years, the benefit provided for each of the employees who participates in the DBPP is equal to 2% of the member’s average base annual earnings during the 36 consecutive months (changing to 60 months on go-forward basis for service accrued on and after April 1, 2025) for non-union employees hired prior to January 1, 2004 when their base annual earnings were highest. This pension is reduced by 0.625% of the member’s average base annual earnings up to the average year’s maximum pensionable earnings during the 60 consecutive months for non-union employees hired prior to January 1, 2004 when their base earnings were highest. The reduction is intended to offset Canada Pension Plan benefits. The DBPP provides for early retirement with an unreduced pension at the earlier of age 65 or the attainment of age plus credited service totaling 82 (changing to 85 as of April 1, 2025 for anyone who has not reached 82 points on that date) or more.
A plan member who is not eligible for an unreduced pension can retire with a reduced pension any time after attaining age 55. Pension benefits payable to pensioners, beneficiaries and terminated employees with deferred pensions are increased annually, effective January 1 of each year equal to 100% of the increase in the Ontario Consumer Price Index for the 12-month period ending in June of the previous year. The normal form of pension for a member who does not have a spouse at retirement is a pension payable for life and guaranteed for five years. The normal form of pension for a member who has a spouse at retirement is a pension payable for the life of the member and continuing after the member’s death to their spouse at the rate of 66.67% of the member’s normal form.

Supplemental Pension Plan
Hydro One’s defined benefit supplementary pension plan (the supplementary pension plan) provides benefits that are in excess of Income Tax Act (Canada) limits and that cannot be provided under the DBPP. The supplemental pension plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One Inc.’s obligations to participants under the supplementary pension plan are secured by a letter of credit.

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e. Management Employee Share Ownership Plan (Management ESOP)
Hydro One strongly supports share ownership by its employees and, accordingly, offers a Management ESOP for non-union employees. The plan provides participants with the opportunity to acquire common shares purchased on the market through payroll deduction on a voluntary basis. It is designed to:
•	promote an ownership culture among non-union employees;
•	align the interests of non-union employees with shareholder interests; and
•	increase employee awareness and alignment with Hydro One’s performance.
All regular employees not represented by a union, who have completed at least six months of continuous service with the company prior to the date of enrolment in the plan, are eligible to participate. A summary of the components of the Management ESOP is provided below:

Element	Description
Source of shares	Shares are purchased on the market at prevailing prices (non-dilutive).
Employee contribution	Between 1% and 6% of base salary, through payroll deduction.
Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.
Vesting
Shares purchased prior to January 6, 2022 are subject to a sale or withdrawals limit of 50% of shares during any 12-month period relative to the number of shares credited to an employee’s account at the start of the 12-month period. Shares purchased with employee contributions on or after January 6, 2022 vest immediately, while Hydro One matched shares have a two-year holding period requirement.

f. Other Benefits
Hydro One offers a wellbeing allowance intended to cover wellness-related costs in support of our overall rewards philosophy and focus on employee wellbeing. In addition, the President and CEO and EVPs receive one executive medical examination per year. Executives are provided with an annual wellbeing allowance as follows:

President and CEO	$50,000
EVPs	$20,000 to $25,000

G. Compensation Disclosure
i. Share Performance
A fundamental principle of Hydro One’s compensation philosophy is to align pay with performance and also ensure alignment of NEO compensation with the experience of shareholders. The following graph compares the five-year total cumulative return of Hydro One shares relative to two major indices, the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index. As indicated by the graph, a shareholder who invested $100 in Hydro One’s common shares at the end of 2019 would have seen their investment grow to over $207 at the end of 2024, assuming reinvestment of dividends. This performance exceeded that of investing in both indices which would have returned $169 in the S&P/TSX Composite Index and $131 in the S&P/TSX Capped Utilities Index.
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In 2024, Hydro One shares generated a total return of 14.8%, and outperformed the S&P/TSX Capped Utilities Index, which had returns of 13.8%. Hydro One shares underperformed compared to the S&P/TSX Composite Index which had returns of 21.7%.

Note:
1.	This chart includes dividends paid during the period, inclusive of re-invested dividends.
The company continues to deliver on its strategy of focusing on safety, reliability, customers, and Indigenous communities to build a grid for the future and support Ontario’s economic growth. Guided by these principles, within its strategic priorities, the company successfully completed its 2024 annual work plan and deployed capital investments of approximately $3.1B. 2024 was also a significant year for a number of key initiatives including: issuing $2.75B of debt under the Sustainable Financing Framework, completing the construction and energization of the Chatham to Lakeshore Transmission Line one year ahead of schedule and under budget, announcing an agreement to purchase an approximately 48 per cent interest in the East-West Tie Transmission Line in northern Ontario, and being awarded one new transmission line to meet the growing electricity demand in northeast Ontario.
The board and management continued their robust engagement with shareholders through the annual general shareholder meeting, quarterly earnings calls, and meetings with current and prospective shareholders. Our stakeholder engagement encompasses both virtual and in-person formats.
NEO compensation in 2022 and prior years is not comparable to 2023 and 2024 due to the executive compensation program that was in place at the time. Notwithstanding these changes, during this period of strong share performance, with a focus on 2023 and 2024, NEO compensation (Total Direct Compensation) has also increased, reflecting our guiding principle under our updated executive compensation program of talent market competitiveness and our commitment to fair compensation for our executives reflecting the size, scope, impact, and complexity of our business.
ii. NEO Compensation and Alignment with Shareholder Value
The company’s executive compensation program is intended to align the objectives of executives with those of the company and the long-term interests of shareholders. To ensure such alignment, our STIP and LTIP plans are directly linked to the financial results of Hydro One.
The aggregate cost of NEO compensation changed from approximately $10.3M in 2023 to approximately $15.4M in 2024. This increase is primarily driven by the requirement to include two NEOs who are no longer with the organization and their compensation, including a severance payment and full grant value of LTIP awards that were subject to prorated forfeitures.
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iii. Supplemental Disclosure
As part of the transition from the cash-settled LTIP to the equity-based LTIP, the required summary compensation table disclosure results in both the 2024 equity-based LTIP grant and the 2022 cash-settled LTIP payout being disclosed in 2024. This does not reflect the underlying timing of each award and the following supplemental disclosure table summarizes the value of compensation granted in each of 2024, 2023 and 2022 to provide a more comparable summary of total direct compensation in each year. The chart below does not include pension value or all other compensation, which are reflected in the summary compensation table.

Awards	2022	2023	2024
2024 Equity-Settled PSUs			Granted and Reported
2023 Equity-Settled PSUs		Granted and Reported
2022 Cash-Settled LTIP	Granted		Reported

Supplemental Disclosure Table

Named Executive Officer	Year	Base Salary ($)(1)	Annual Incentive Plans ($)(2)	Granted LTIP ($)(3)	Total Direct Compensation ($)(4)
David Lebeter President and CEO (*Prior to promotion to President & CEO)	2024	705,385	770,000	1,750,000	3,225,385
	2023	600,000	659,472	1,200,000	2,459,472
	2022*	411,914	329,531	402,800	1,144,245
Harry Taylor EVP, Chief Financial and Regulatory Officer	2024	268,558	234,122	712,500	1,215,180
	2023	N/A	N/A	N/A	N/A
	2022	N/A	N/A	N/A	N/A
Megan Telford EVP, Strategy, Energy Transition and Human Resources (*Prior to increased accountabilities)	2024	479,981	419,143	675,000	1,574,124
	2023	450,000	396,000	675,000	1,521,000
	2022*	455,195	227,597	317,205	999,997
Renée McKenzie EVP, Digital and Technology Solutions	2024	330,192	216,126	531,250	1,077,568
	2023	N/A	N/A	N/A	N/A
	2022	N/A	N/A	N/A	N/A
Teri French EVP, Safety, Operations and Customer Experience (*Prior to promotion)	2024	346,442	205,890	406,250	958,582
	2023	306,862	160,650	325,000	792,512
	2022*	245,749	119,300	185,662	550,711
Chris Lopez Former EVP, Chief Financial and Regulatory Officer	2024	257,500	204,874	772,500	1,234,874
	2023	470,650	413,841	705,974	1,590,465
	2022	420,564	336,451	411,259	1,168,274
Andrew Spencer Former EVP, Capital Portfolio Delivery	2024	371,635	212,373	437,500	1,021,508
	2023	334,757	174,894	350,000	859,651
	2022	289,138	148,758	183,781	621,677

Notes:
1.
Base Salary figures and methodology are consistent with what is reported in the Summary Compensation Table. Salary earned in 2024 captures two additional work days. 2024 Annual Incentive Plan awards were calibrated based on annualized salary rates reflecting any salary changes during the year and prorated for time worked and long-term incentive grants were calibrated based on the annualized base salary in place on January 1, 2024.

2.	Annual Incentive Plans figures and methodology are consistent with what is reported in the Summary Compensation Table.
3.
2024 and 2023 Granted LTIP reflects the fair value on the grant date of the equity-settled PSUs. 2022 Granted LTIP represents the grant date value of cash-settled LTIP awards granted in the year. This methodology differs from the Summary Compensation Table where cash-settled LTIP values are reported once the performance conditions are satisfied.

4.	Total Direct Compensation is calculated as the sum of Base Salary, Annual Incentive Plans and Granted LTIP.
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iv. Summary Compensation Table
The following table sets out the compensation earned by the NEOs during the fiscal years 2022, 2023 and 2024, as applicable. Compensation in 2024 and 2023 is non-comparable with 2022 due to the company’s move from cash-settled LTIP grants to equity-based LTIP grants. Since share-based incentives are reported in the year they are awarded and cash-based incentives are reported in the year they vest, 2022 amounts show the LTIP payments from 2020 awards, while 2024 and 2023 amounts show the equity-based LTIP awards granted in 2024 and 2023 as well as the LTIP payouts from the 2022 and 2021 cash-settled LTIP awards, respectively. Comparable compensation for 2022, 2023 and 2024 can be seen in the previous supplemental disclosure table. In addition, total compensation earned in 2024 is higher than 2023 primarily due to the requirement to include two NEOs who are no longer with the organization and their compensation, including a severance payment and full grant value of LTIP awards that were subject to prorated forfeitures.
Summary Compensation Table

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Base Salary ($)(1)	Share- based Awards ($)(2)	Option- based Awards ($)(2)	Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compen- sation ($)(6)	Total Compen- sation ($)
David Lebeter(7) President and CEO (*Prior to promotion to President & CEO)	2024	705,385	1,750,000	N/A	770,000	402,800	160,812	271,821	4,060,817
	2023	600,000	1,200,000	N/A	659,472	400,000	132,265	171,493	3,163,230
	2022*	411,914	N/A	N/A	329,531	400,000	36,736	12,903	1,191,084
Harry Taylor EVP, Chief Financial and Regulatory Officer	2024	268,558	712,500	N/A	234,122	N/A	14,031	13,269	1,242,480
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Megan Telford EVP, Strategy, Energy Transition and Human Resources (*Prior to increased accountabilities)	2024	479,981	675,000	N/A	419,143	317,205	106,986	40,520	2,038,835
	2023	450,000	675,000	N/A	396,000	315,000	38,520	38,331	1,912,851
	2022*	455,195	N/A	N/A	227,597	315,000	33,941	11,488	1,043,221
Renée McKenzie EVP, Digital and Technology Solutions	2024	330,192	531,250	N/A	216,126	N/A	17,948	14,846	1,110,363
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Teri French EVP, Safety, Operations and Customer Experience (*Prior to promotion)	2024	346,442	406,250	N/A	205,890	272,478	75,415	30,974	1,337,449
	2023	306,862	325,000	N/A	160,650	155,886	22,083	23,237	993,718
	2022*	245,749	N/A	N/A	119,300	N/A	20,140	7,476	392,664
Chris Lopez Former EVP, Chief Financial and Regulatory Officer	2024	257,500	772,500	N/A	204,874	411,259	91,977	2,347,549	4,085,659
	2023	470,650	705,974	N/A	413,841	408,400	40,907	241,933	2,281,704
	2022	420,564	N/A	N/A	336,451	400,000	37,508	15,179	1,209,702
Andrew Spencer Former EVP, Capital Portfolio Delivery	2024	371,635	437,500	N/A	212,373	269,717	90,736	102,537	1,484,497
	2023	334,757	350,000	N/A	174,894	269,029	87,322	83,512	1,299,514
	2022	289,138	N/A	N/A	148,758	267,964	350,271	9,214	1,065,345

Notes:
1.
Base salaries presented are actual amounts earned for fiscal years 2022, 2023 and 2024, as applicable. Ms. Telford’s 2022 base salary includes a top-up for her interim role. Salary earned in 2024 captures two additional work days. 2024 Annual Incentive Plan awards were calibrated based on annualized salary rates reflecting any salary changes during the year and prorated for time worked and long-term incentive grants were calibrated based on the annualized base salary in place on January 1, 2024.

2.
For 2024 and 2023, the dollar amounts represent the fair value of the awards on the grant date determined as a percentage of base salary (subject to rounding). The fair value of the PSUs was determined by multiplying the number of units granted by the closing price of the common shares on the date of grant. No share- or option-based awards were granted in 2022.

3.
The short-term incentive awards attributed to the noted financial year are based on a percentage of base salary and are paid following approval of performance multipliers by the board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Lebeter elected to take 25% of his 2024 award in management DSUs.

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4.
For 2022, a cash-settled performance-based LTIP award was granted to all NEOs as a percentage of their annual base salary, with the exception of Mr. Taylor and Ms. McKenzie, who were hired in 2024. The actual payout for these awards at the time of vesting is based on the achievement of predetermined corporate performance objectives which discerns the 2022 disclosed compensation from 2024 and 2023 disclosed compensation. The value of the cash-settled LTIP (see below in Outstanding cash-settled LTIP table on page 93) does not appear in the summary compensation table in the year of grant and is instead reported in the year in which performance criteria were satisfied. The cash-settled award granted in 2022 vested on February 28, 2025 following the end of the performance period on December 31, 2024, and is included in 2024 compensation based on the performance multiplier achieved (100.00% for Messrs. Lebeter, Lopez, and Ms. Telford, and 146.76% for Mr. Spencer and Ms. French).

5.
The pension value for NEOs participating in the DCPP reflects the employer contributions made to the pension plan and supplemental plan during 2024. These values do not reflect the employee contributions or the investment gains/losses for fiscal year 2024. Mr. Spencer is currently the only NEO participating in the DBPP. The pension value includes a combination of annual current service cost as well as the past service impact of other compensating amounts. The DBPP provides a benefit, in respect of years of service up to 35, which is based on each plan member’s highest average earnings at the time of his or her termination or retirement. The value of the increase or decrease in the present value of the defined benefit obligation is affected by differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation. Effective December 1, 2016 earnings used for the highest average earnings calculation are capped at $350,000. Beginning on January 1, 2018 and each year thereafter the $350,000 earnings limit is increased by the change in the Consumer Price Index (Ontario).

6.
All NEOs are eligible to participate in the Management ESOP and receive a wellbeing allowance. Amounts represent the employer contributions to management ESOP, with the exception of Mr. Taylor and Ms. McKenzie, and payments in reference to the wellbeing allowance. For Mr. Lebeter, amounts represent $174,798 in travel, in addition to a wellbeing allowance, club membership and employer contributions to ESOP. For Mr. Lopez, amounts represent $145,842 in travel, wellbeing allowance, employer contributions to ESOP and as per his employment agreement, upon termination, $1,353,993 in severance, and $823,441 in accelerated LTIP awards. For Mr. Spencer, amounts represent a non-pensionable and non-bonusable award of $70,161 for his interim role as EVP, Digital & Technology, a wellbeing allowance and employer contributions to ESOP. These amounts do not reflect Mr. Taylor’s entitlement to a signing bonus in his employment agreement in the amount of $175,000 in 2025 and $175,000 in 2026 since those amounts are conditional on his active employment with the company for 12 and 24 months after his start date, respectively and will be reported in the years they are earned. Mr. Taylor will not be eligible to receive the bonus payment if he resigns, retires or is terminated prior to the applicable bonus payment date. Each bonus payment is also subject to a 12-month full clawback if Mr. Taylor voluntarily resigns or is terminated for cause.

7.	Mr. Lebeter was the Chief Operating Officer on December 31, 2022 and was appointed President and CEO effective February 1, 2023.
Outstanding Share-based Awards and Option-based Awards
The following chart provides details regarding outstanding share-based awards for the NEOs based on the share price of $44.27 at close on December 31, 2024. No options-based awards have been awarded since 2018, no option awards remain outstanding and none of our current NEOs have been awarded options.

		Share-based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
David Lebeter	77,170	3,416,298	447,598
Harry Taylor	16,206	717,456	0
Megan Telford	35,573	1,574,836	48,582
Renée McKenzie	13,510	598,066	0
Teri French	19,185	849,342	213,713
Chris Lopez	0	0	502,359
Andrew Spencer	20,661	914,675	174,518

Notes:
1.	Reflects the value of outstanding PSUs, including any additional PSUs from dividend reinvestment, with performance assumed at 100%.
2.	Reflects the value of outstanding management DSUs for Mses. Telford and French and Messrs. Lebeter, Lopez, and Spencer as at December 31, 2024.
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Outstanding Cash-settled LTIP Awards
There were no cash-settled awards granted in 2023 or 2024, and the following chart provides details regarding outstanding cash-based awards for the NEOs as of December 31, 2024:

Name(1)	Grant Year	Grant Value ($)	Vesting Date	Current Value ($)(2)
David Lebeter	2022	402,800	2/28/2025	402,800
Megan Telford	2022	317,205	2/28/2025	317,205
Teri French	2022	185,662	2/28/2025	185,662
Chris Lopez	2022	411,259	6/30/2024	0
Andrew Spencer	2022	183,781	2/28/2025	183,781

Notes:
1.	Mr. Taylor and Ms. McKenzie were hired in 2024 and do not have any outstanding cash-based LTIP awards.
2.
The value of cash-settled LTIP awards reflect values at 100% of target performance and are not tied to share price. The actual value at the end of the performance period will depend on the achievement of the pre-determined three-year performance metrics. Consistent with the requirements of the executive compensation framework, for EVPs and above, cash-settled LTIP payouts are capped at 100% of target. Ms. French and Mr. Spencer’s 2022 awards are not capped at 100% because they were not EVPs prior to 2023. Mr. Lopez received payment of his 2022 LTIP Award in 2024 following his termination of employment.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based Awards – Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
David Lebeter	N/A	142,062	1,172,800
Harry Taylor	N/A	0	234,122
Megan Telford	N/A	1,336	736,348
Renée McKenzie	N/A	0	216,126
Teri French	N/A	36,722	478,368
Chris Lopez(4)	N/A	864,423	616,133
Andrew Spencer	N/A	37,884	482,090

Notes:
1.	Hydro One has not granted option-based awards to any employees including the ELT since 2018. No NEO holds outstanding options.
2.
The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2024 in respect of the 2023 short-term incentive award payment. For all NEOs, the values above are based on the share price on the vesting date.

3.
This column includes the full amount of the short-term incentive awards even if an NEO elected to receive all or a portion as management DSUs and the value of the 2022 cash-settled LTIP where the performance period ended December 31, 2024.

4.
Pursuant to the terms of his retention agreement, originally negotiated in 2018 and extended periodically until 2023, Mr. Lopez was entitled to a prorated payment of his target STIP award for 2024, and accelerated vesting for all outstanding LTIP awards as of his date of resignation (at 100% of target performance). The 2024 LTIP grant to Mr. Lopez is prorated from the grant date to his termination date, with unvested amounts forfeited.

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Retirement Benefits
The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental plan as at December 31, 2024:(1),(2)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(2)
David Lebeter	235,291	160,812	438,495
Harry Taylor	0	14,031	14,396
Megan Telford	107,216	106,986	248,611
Renée McKenzie	0	17,948	18,945
Teri French	58,661	75,415	148,807
Chris Lopez	285,600	91,977	176,372

Notes:
1.	In respect of the NEOs, the totals include pre-tax amounts contributed to the notional supplemental plan and after-tax amounts contributed to the prior non-registered savings plan.
2.	Includes the employer contributions, and investment gain/losses during 2024. For Mr. Lopez it also includes a withdrawal from the plan.
The following table summarizes the pension information for the NEOs participating in the Hydro One DBPP and Supplemental plan as at December 31, 2024:

Name	Number of Years of Credited Service	Annual Benefits Payable		Opening Value of Defined Benefit Obligation ($)(2)	Compen- satory Change ($)	Non- Compensatory Change ($)(3)	Closing Value of Defined Benefit Obligation ($)(4)
		At Year End ($)(1)	At Age 65 ($)(1)
Andrew Spencer	21.8	164,981	259,193	2,704,989	90,736	66,933	2,862,658

Notes:
1.
Annual benefits payable at year end were determined using highest three or five years average earnings as applicable and credited service at December 31, 2024. Annual benefits payable at age 65 were determined by using highest three or five years average earnings as applicable at December 31, 2024, and expected credited service at age 65.

2.
The opening present value of the defined benefit obligation is the value of the projected pension earned for service as of December 31, 2023. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2023 as disclosed in the notes to Hydro One Inc.’s 2023 consolidated financial statements, based on the actual earnings for 2023 and adjusted to reflect expected increases in pensionable earnings.

3.
Value includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions, the NEO’s own contributions and any other experienced gains and losses.

4.
Equals the value of the projected pension earned for service to December 31, 2024. Represents the defined benefit service cost (the value of the projected pension earned during the year, net of NEO’s contributions to the plan) and the impact of any differences between actual increases in 2024 earnings and the actual assumptions used for the year. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2024 as disclosed in Hydro One Inc.’s 2024 consolidated financial statements.

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v. Aggregate Dilutive Impact of Equity-Based Compensation Arrangements
The following table shows the aggregate dilutive impact of our equity-based compensation arrangements.

	2024 (%)	2023 (%)	2022 (%)
Overhang – number of common shares available for issuance under all equity-based compensation arrangements as a percentage of the weighted average number of outstanding common shares for the relevant year(1)	1.66	1.74	1.81
Dilution – number of common shares issuable pursuant to outstanding awards as a percentage of the weighted average number of outstanding common shares for the relevant year(2)(3)	0.28	0.32	0.37
Burn rate – number of common shares issuable pursuant to awards granted during the year as a percentage of the weighted average number of outstanding common shares for the relevant year(3)	0.03	0.02	0.00

Notes:
1.
The weighted average number of outstanding common shares during the last three years were as follows: 599,342,299 common shares for the year ended December 31, 2024, 598,986,584 common shares for the year ended December 31, 2023, and 598,616,561 common shares for the year ended December 31, 2022.

2.
In connection with the company’s IPO, rights to receive an aggregate of 5,416,449 common shares were granted to certain employees represented by the Power Workers’ Union and the Society of United Professionals pursuant to two share grant plans. At December 31, 2024, rights to receive an aggregate of 1,407,293 common shares remained outstanding. For further details, see “Share Grant Plans for Certain Members of Power Workers’ Union and the Society of United Professionals” starting on page 102.

3.
No LTIP awards consisting of PSUs, RSUs, or stock options were granted in 2022. In 2024 and 2023, Hydro One granted LTIP awards consisting of PSUs and RSUs. PSUs are reflected at target but can vest between 0-150%.

vi. Termination and Change in Control Provisions
Each of the NEOs, other than Mr. Lopez, who left the organization on June 30, 2024, is a party to an employment agreement with Hydro One governing the terms of their employment. The following table sets out the entitlements of the NEOs, other than Mr. Lopez, under various termination scenarios, based on the employment agreements in effect on December 31, 2024:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)	Termination without Cause following Change in Control(4),(5)	Termination for Cause
Severance	None	None	1x - 2x aggregate of base salary plus lower of: (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None
Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends
Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited

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Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)	Termination without Cause following Change in Control(4),(5)	Termination for Cause
LTIP (Cash- settled and PSUs)	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards will expire on date of termination unless certain conditions are met(6), in which case a pro rata portion will vest	Vests immediately	Award forfeited
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Benefits(7)	Benefits end	Benefits end	Continue for up to 24 months(8)	Continue for up to 24 months	Benefits end

Notes:
1.	The NEOs may voluntarily resign their employment at any time; Messrs. Lebeter, Taylor, and Spencer and Mses. Telford, McKenzie, and French are required to give three (3) months’ notice.
2.
All NEOs, with the exception of Messrs. Lebeter and Taylor and Ms. McKenzie, are considered to have ‘retired’ under the cash-settled LTIP if the retirement has been approved by the board, the NEO complies with such conditions as the board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the LTIP, NEOs are considered to have retired if the retirement has been approved by the board, the NEO complies with such conditions as the board may require in connection with its approval, has given six (6) months prior notice, is not paid or entitled to receive any termination pay, severance pay, retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. Any awards eligible for continued vesting must have been granted at least 6 months prior to the date the NEO provided notice of their intention to retire. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the STIP, NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the board determines. NEOs will forfeit any awards that have vested but have not been paid out or settled in the event of a breach of any non-competition or non-solicitation obligation. For Mr. Lebeter, the board has applied its discretion and approved the following: if Mr. Lebeter has completed a minimum of three (3) years continuous service in the role of President and CEO, the Board may in its sole discretion decide to terminate Mr. Lebeter’s employment and characterize it for all purposes as a retirement. If Mr. Lebeter accepts this treatment and complies with such transitional activities as may be reasonably required by the Company during the period from the date of notification of such retirement until the date active employment ceases with the Company and its affiliates, Mr. Lebeter will be entitled to have his LTIP awards continue to vest and to also receive the separation package under termination without cause.

3.
The payout multiplier for Mr. Lebeter is 2x, for Mr. Taylor and Mses. Telford and French is 1.5x, and for Ms. McKenzie is 1x. Mr. Spencer is entitled to one month’s base salary per completed year of service up to 24 months. Messrs. Taylor and Spencer and Mses. Telford, McKenzie, and French are entitled to 1x bonus.

4.
Treatment only applies to termination by the company without cause or in the case of resignation for good reason within 24 months following a change in control and only applies to unvested awards. “Good reason” is defined as a material change in title, responsibilities, reporting line or relationship or “status”; a reduction in base pay or in STIP or LTIP target opportunity that would result in a material reduction in aggregate annual compensation or opportunity for compensation; being required to change principal place of employment more than 50 kilometers away from the existing Toronto based principal place of employment; constructive dismissal; as well as in the change in control circumstances as defined below. These NEOs must provide the Company with written notice confirming the circumstances they believe to constitute Good Reason within 21 days of the occurrence and a cure period of 60 days following the date the Company has received such notice has elapsed without such circumstances having been cured. Any unvested LTIP awards will immediately vest on the date employment is terminated without cause or resignation for good reason within twenty-four (24) months of a Change in Control.

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5.
A ‘change in control’ will occur in the following circumstances: a. more than 50% of the outstanding voting securities of the company are acquired; b. all or substantially all of the assets of the company are sold, assigned or transferred other than to a wholly-owned subsidiary; c. an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company; d. individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board during such two-year period excluding any individuals whose service ceased due to death; e. pursuant to its rights in the Governance Agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the chair of the board; f. a change is made to an Ontario law or regulation that: i. both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or ii. imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or g. the board passes a resolution confirming that a change in control has occurred.

6.
If a participant has not committed an act or has not failed to take any action, that has resulted or could damage the company or its reputation, a pro rata portion of the participant’s awards will vest, subject to, for cash-settled LTIP, the participant having five (5) years of service.

7.	Hydro One does not ascribe a value for benefits continuation. Any wellbeing allowances end upon termination of employment for any reason.
8.	Benefits will continue for up to 24 months for Mr. Lebeter and as per Employment Standards Act minimum requirements for all other NEOs.
The table below shows the incremental amounts that would become payable to the company’s NEOs, other than Mr. Lopez(1), who left the organization on June 30, 2024, if such events had occurred on December 31, 2024.

Name	Resignation ($)	Retirement ($)(2)	Termination Without Cause ($)(2),(3)	Termination Without Cause after Change in Control ($)(2),(4)	Termination for Cause ($)
David Lebeter	0	0	3,635,803	6,391,767	0
Harry Taylor	0	0	1,158,749	1,809,956	0
Megan Telford	0	0	1,600,500	2,967,121	0
Renée McKenzie	0	0	773,678	1,278,066	0
Teri French	0	0	958,991	1,721,950	0
Andrew Spencer	0	0	1,333,034	1,964,632	0

Notes:
1.
Mr. Lopez resigned effective June 30, 2024. In accordance with the terms of his retention agreement, originally negotiated in 2018 and extended periodically until 2023, he received a severance payment ($1,353,993) and accelerated vesting of his outstanding LTIP awards (at 100% target performance) ($1,234,700) and for his period of active employment a pro-rated payment of his short-term incentive award calculated at target ($204,874). Pursuant to the terms of his employment agreement, Mr. Lopez was subject to 12 month post-employment non-competition and non-solicitation covenants, as well as ongoing confidentiality and non-disparagement obligations.

2.	Hydro One does not ascribe a value for benefits continuation.
3.
Severance payments are calculated based on annualized base salary and the lower of the average annual bonus for the prior 3 years and the target short-term incentive as of December 31, 2024. The severance calculation multiplier for the NEOs is 1x to 2x for base salary and 1x to 2x for STIP. For participants in the LTIP, a pro rata portion of the participant’s LTIP has been included above, assuming performance at 100%. For participants with at least five (5) years of service a pro rata portion of the participant’s outstanding cash-settled LTIP has been included above, assuming performance at 100%. The company does not ascribe a value for benefits continuation.

4.	In the case of termination without cause after change in control, all outstanding LTIP is fully accelerated, compared to pro rata acceleration under termination without cause.
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H. Appendices
i. Securities Authorized for Issue Under Equity Compensation Plans
The following table provides a summary as of December 31, 2024, of the security-based compensation plans pursuant to which equity securities of Hydro One may be issued.

Plan Category	Equity Compensation Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)	Weighted-average exercise price of outstanding options, warrants and rights ($) (B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by shareholders	N/A	N/A	N/A	N/A
Equity compensation plans not approved by shareholders(2)	Long-term Incentive Plan	286,554(1)	N/A	8,569,735(1)
	Power Workers’ Union Share Grant Plan(3)	981,784(2)	N/A	0(3)
	Society of United Professionals Share Grant Plan(3)	425,509(2)	N/A	0(3)
Total		1,693,847	N/A	8,569,735

Notes:
1.	Assumes outstanding 2024 and 2023 PSUs vest at 100% of target.
2.
As at December 31, 2024, 2,519,721 common shares have been issued under the Power Workers’ Union Share Grant Plan (0.42% of the 599,435,650 issued and outstanding common shares as at December 31, 2024) and 981,784 common shares remain available for issuance (0.16% of the 599,435,650 issued and outstanding common shares as at December 31, 2024) after giving effect to certain forfeitures. 754,643 common shares have been issued under the Society of United Professionals Share Grant Plan to date (0.13% of the 599,435,650 issued and outstanding common shares as at December 31, 2024) and 425,509 common shares remain available for issuance (0.07% of the 599,435,650 issued and outstanding common shares as at December 31, 2024) after giving effect to certain forfeitures.

3.
The number of common shares to which the eligible employees represented by the Power Workers’ Union and the Society of United Professionals are entitled to under the Grant Plans is determined as a percentage of base salary and the price at which the Province agreed to sell the shares as reflected in the final prospectus of the IPO.

ii. Equity-based Long-term Incentive Plan
A summary of the key terms of the LTIP as in effect on December 31, 2024 are presented below.

Types of Awards
PSU – A PSU entitles the participant to receive common shares following the achievement of specified performance- and time-vesting conditions. The HRC has the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of PSUs. The HRC may elect to settle PSUs in cash.(1)
RSU – An RSU entitles the participant to receive common shares following the achievement of specified time-vesting conditions. The HRC shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs. The HRC may elect to settle RSUs in cash.(1)

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The LTIP also contemplates the possibility of grants of:
Options – An option is the right to acquire a common share on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share on the date of grant. Standard four-year vesting unless otherwise specified by the HRC. The term of an option may not exceed 10 years.
Restricted shares – A restricted share award is an award of common shares subject to forfeiture restrictions.
DSU – A DSU is an award that entitles the participant to receive common shares following termination of employment or service with the company. DSUs may be subject to performance conditions or other vesting conditions. Management DSUs are granted under a separate cash-settled plan.
SAR – A share appreciation right (SAR) is the right to receive common shares equal in value to the appreciation in the value of a common share over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. Standard four-year vesting unless otherwise specified by the HRC. The term of a SAR may not exceed 10 years.
Other awards – Other awards are awards that are convertible into or otherwise based on the common shares.

Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the HRC. Non-employee directors on the board are not eligible.
Maximum No. of Shares Authorized
11,900,000 common shares or approximately 2% of the issued and outstanding shares. Within that limit the maximum number of common shares which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.79% of the issued and outstanding shares as of December 31, 2024). As of December 31, 2024, there were 8,283,181 common shares available for future awards (approximately 1.38% of the issued and outstanding shares).
If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares, common shares which were issuable under the award will be available for future grants. Common shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits
Under the LTIP and any other Hydro One security-based compensation arrangements:
•
maximum number of common shares issuable to insiders at any time is 10% of the outstanding common shares.
•
maximum number of common shares issuable to insiders within any one-year period is 10% of the outstanding common shares.
•
the LTIP does not provide for a maximum number of common shares which may be issued to an individual pursuant to the LTIP and any other security-based compensation arrangement (expressed as a percentage or otherwise).

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price on the TSX on the applicable date.
Company Trading Blackout Periods
If an award is scheduled to expire during, or within five business days after a company trading blackout period restricting employees from trading in common shares, then the award will expire 10 business days after such blackout period expires.

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Death & Disability
Unless otherwise determined by the HRC, a pro-rata portion of the next instalment of the award due to vest will immediately vest. Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement
Unless otherwise determined by the HRC, all unvested awards granted more than six months prior to the receipt of the notice to retire will continue to vest and are settled and exercised in accordance with their terms. Other unvested awards will be forfeited.(1)
Retirement means:
(a)
If the employee:
 i.
is the President and CEO or reports directly to the President and CEO, the retirement has been approved by the board and the employee complies with such conditions as the board may require;
 ii.
is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine;
 iii.
achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the Participant;
 iv.
has achieved such lesser age and/or service thresholds as the Plan Administrator may determine.
(b)
the employee has given formal notice of their intention to retire six months in advance or such lesser period as the Plan Administrator may approve;
(c)
no cash severance payment or retirement allowance or equivalent is paid; and
(d)
the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.
Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.
Termination Without Cause(2)
A prorated portion of the next instalment of any awards due to vest will immediately vest with PSUs deemed to have met 100% of the specified performance targets.
Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination Without Cause Within 24 Months Following a Change in Control
If, within 24 months following a change in control, the executive’s employment is terminated by the company without cause:
(i)
if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below) the prior awards held by the executive on the change in control (the Affected Awards) shall continue to vest and be settled or exercised in accordance with their terms; and
(ii)
if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

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Change in Control(3)
The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.

Definition of Change in Control
Subject to certain exceptions, means:
(a)
more than 50% of the outstanding voting securities of the company are acquired;
(b)
all or substantially all of the assets of the company are sold, assigned or transferred, other than to a wholly-owned subsidiary;
(c)
an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;
(d)
individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board, excluding any individuals whose service ceased due to death during such two-year period;(4)
(e)
pursuant to its rights in the Governance Agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the chair of the board;(4)
(f)
a change is made to an Ontario law or regulation that:
 (i)
both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or
 (ii)
imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;(4) or
(g)
the board passes a resolution confirming that a change in control has occurred.
As a result of limitations on the ownership of the company’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability
Options are generally not assignable or transferable. Other awards may be assigned to a “permitted assign” (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion
The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Adjustments
The HRC may make adjustments in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares issuable under the LTIP in the event of a capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of the company that does not constitute a change in control.

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Amendment
The HRC may amend the LTIP or outstanding awards, or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.
Shareholder approval is required for any amendment that:
(a)
increases the number of common shares available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above);
(b)
permits non-employee directors to receive awards;
(c)
reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the company or its capital;
(d)
extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereof);
(e)
permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period);
(f)
permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes; or
(g)
deletes or reduces the range of amendments which require shareholder approval.

Notes:
1.	Represents a change to the LTIP which was approved by the board on February 14, 2023; the TSX accepted notice of the amendment in June 2023.
2.	Represents a change to the LTIP which was approved by the board on May 15, 2018; the TSX accepted notice of the amendment on August 10, 2018.
3.
As noted above in the Termination and Change in Control Provisions table, in the event of a resignation for good reason following a Change in Control, the vesting of awards granted prior to the change in control continues or accelerates.

4.	Represents a change to the LTIP which was approved by the board on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.
5.
In addition to the amendments noted above, other housekeeping amendments were made to the LTIP in 2023, such as updating the definitions; amending provisions to comply with applicable laws and clarifying that all award payouts are inclusive of any and all vacation pay. None of the amendments approved by the board on February 14, 2023 and accepted by the TSX in June 2023 required shareholder approval. In 2024, the LTIP was amended to clarify that only awards with a date of grant that is at least 6 months prior to the date the participant provides notice to the company of the participant’s intention to retire will continue to vest and be settled or exercisable in accordance with their terms, subject to other conditions being satisfied. None of the changes approved on April 24, 2024 and accepted by the TSX in June 2024 required shareholder approval.

The above description of the equity-based LTIP is summary in nature and is qualified in its entirety by the text of the LTIP.
iii. Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals
A summary of the key terms of the share grant plans referenced above is provided below:

	Power Workers’ Union Share Grant Plan	Society of United Professionals Share Grant Plan
Benefit	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2017	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2018
Eligibility	Employees represented by the Power Workers’ Union and contributing to the Hydro One DBPP as of April 1, 2015	Employees represented by the Society of United Professionals and contributing to the Hydro One DBPP as of September 1, 2015

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	Power Workers’ Union Share Grant Plan	Society of United Professionals Share Grant Plan
Maximum No. of Shares Authorized	3,981,763 common shares (0.66% of the outstanding common shares)	1,434,686 common shares (0.24% of the outstanding common shares)
Schedule for Delivery of Shares
Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:
•
April 1, 2028;
•
the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and
•
the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:
•
April 1, 2029;
•
the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and
•
the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Termination of employment	Delivery of common shares ceases if participant has not been an employee continuously from April 1, 2015	Delivery of common shares ceases if participant has not been an employee continuously from September 1, 2015
Assignability	Right to receive common shares is non-assignable	Right to receive common shares is non-assignable
Amendment
Board may amend the plan at any time subject to the consent of the Power Workers’ Union and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent
Shareholder approval is required for any amendment that:
(a)
increases the number of common shares reserved for issuance under the plan,
(b)
permits non-employee directors to participate,

Board may amend the plan at any time subject to the consent of the Society of United Professionals and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent
Shareholder approval is required for any amendment that:
(a)
increases the number of common shares reserved for issuance under the plan,
(b)
permits non-employee directors to participate,

	(c) allows equity-based awards other than grants of common shares to be made under the plan, or (d) amends the amendment provisions other than to add additional matters requiring shareholder approval.	(c) allows equity-based awards other than grants of common shares to be made under the plan, or (d) amends the amendment provisions other than to add additional matters requiring shareholder approval.

Note:
1.
The share grant plans were amended in 2024 to allow consistent treatment and to harmonize language between the plans regarding participants who are Canadian resident taxpayers who elect to hold all or part of the shares granted to them under the plans in their Registered Retirement Savings Plan and/or their Tax-Free Savings Account. The changes approved on June 3, 2024 and accepted by the TSX in July 2024 do not require shareholder approval.

The above description of the share grant plans is summary in nature and is qualified in its entirety by the text of each share grant plan.
Hydro One Limited | 2025 Management Information Circular 103

OTHER INFORMATION

Other Information
Directors’ and Officers’ Liability Insurance
Hydro One carries traditional directors’ and officers’ insurance which has a total policy limit of $200 million in the aggregate, including defence costs. Under this policy, Hydro One and its subsidiaries are reimbursed for payments made under the indemnity provisions on behalf of directors and officers for actual or alleged wrongful acts committed in their insured capacity, subject to all the terms, conditions, and exclusions of the policy. The policy has a $500,000 deductible. The 2024 premium cost for this policy, exclusive of taxes, is: $624,238.
Indebtedness of Directors, Officers and Employees
No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as noted below and elsewhere in this circular, there are no material interests, direct or indirect, of any director or executive officer of the company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One’s common shares, any proposed director, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of the company’s most recently completed financial year before the date hereof that has materially affected or is reasonably expected to materially affect the company.
In connection with the initial public offering, on November 5, 2015, the company entered into: (i) the Governance Agreement with the Province; and (ii) a registration rights agreement (the Registration Rights Agreement) with the Province granting the Province certain rights with respect to future sales of common shares owned by the Province. On July 11, 2018, the company entered into the July 11 Letter Agreement with the Province as described starting on page 31 of this circular.
Interest of Certain Persons in Matters to be Acted Upon
Other than the election of directors of Hydro One or as otherwise set out in this circular, no director or executive officer of the company, since the beginning of the company’s last financial year, proposed director, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.
Shareholder Proposals and Nominations
A shareholder intending to submit a proposal at an annual meeting of shareholders of the company must comply with the applicable requirements of the OBCA and the company’s by-laws. Any proposal to be considered at the 2026 annual meeting of the company must be received by the corporate secretary of Hydro One by no later than April 27, 2026.
Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary, Hydro One Limited, 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5 and include the information set forth in the company’s by-laws. The notice must be made not less than 30 days (40 days where notice and access is to be used) prior to the date of the annual meeting of shareholders to which the nomination relates. See the company’s by-laws for complete details on the procedures to be followed. The company’s by-laws are available under Hydro One’s profile on SEDAR+ at www.sedarplus.com.
104 Hydro One Limited | 2025 Management Information Circular

Other Business
Management does not currently know of any matters to be brought before the meeting other than those set forth in the notice and as described in this circular.
Additional Information
Additional information relating to Hydro One is available under Hydro One’s profile on SEDAR+ at www.sedarplus.com and on our website at www.HydroOne.com. For additional details concerning the Governance Agreement, the Registration Rights Agreement and the July 11 Letter Agreement, please refer to Hydro One’s annual information form which is available under Hydro One’s profile on SEDAR+ at www.sedarplus.com. Additional financial information is provided in the consolidated financial statements and notes to the consolidated financial statements and management’s discussion and analysis of Hydro One for 2024. Shareholders may request copies of Hydro One’s financial statements and management’s discussion and analysis by sending a request in one of the following ways.
Mail
483 Bay Street
c/o Corporate Secretary of Hydro One Limited
8th Floor Reception, South Tower
Toronto, Ontario
M5G 2P5
Email
investor.relations@HydroOne.com

Copies are also available under Hydro One’s profile on SEDAR+ at www.sedarplus.com.

Hydro One Limited | 2025 Management Information Circular 105

OTHER INFORMATION

Caution Regarding Forward-looking Statements
Certain information in this circular contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this circular is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, and the regulatory and economic environments in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to: board composition and director search; changes in compensation; the company’s GHG emissions reduction targets; the company’s commitments with respect to measuring and reporting on its ESG targets; the adaption of the company’s strategy and roadmap and results thereof; expected connections for generation; the company’s commitment: to increasing Indigenous procurement spend to 5% of the company’s total procurement spend by 2026, ensuring 20% of its corporate donations and sponsorships support Indigenous communities and commitments tied to diversifying the company’s workforce, helping manage the impact of climate change on the company’s business and reducing the company’s environmental footprint and Indigenous partnerships to help build socio-economic capacity across Ontario.
Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, “can” and negative and grammatical variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. The forward-looking information in this section is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur.
Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things: regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs; risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the company and its impact on the company’s funding and liquidity; risks relating to the location of the company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves; the risk that the company may be unable to comply with regulatory and legislative requirements or that the company may incur additional costs for compliance that are not recoverable through rates; the risk of exposure of the company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the company is uninsured or for which the company could be subject to claims for damage; risks associated with information system security and maintaining complex IT and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems; the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the company’s recorded environmental liabilities and related regulatory assets may change; the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the company’s rate decisions; the risk that the company may not be able to execute plans for capital projects necessary to maintain the
106 Hydro One Limited | 2025 Management Information Circular

performance of the company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters; risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the company’s planned projects; risks related to the company’s work force demographic and its potential inability to attract and retain qualified personnel; the risk that the company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the company’s credit ratings or risks associated with investor interest in ESG performance and reporting; risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; risks associated with economic uncertainty and financial market volatility; the risk of failure to mitigate significant health and safety risks; the risk of not being able to recover the company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs; the impact of the ownership by the Province of lands underlying the company’s transmission system; the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the company’s business operations; the impact if the company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the company that may be subject to expiry; risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry; the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected; risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto; risks relating to an outbreak of infectious disease; the inability to continue to prepare financial statements using U.S. GAAP; and the risk related to the impact of any new accounting pronouncements. Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the sections entitled “Forward-Looking Information” and “Risk Factors” in Hydro One Limited’s most recent annual information form, the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in Hydro One Limited’s most recent annual management’s discussion and analysis of its financial condition and results of operations and the section entitled “Forward-Looking Statements and Information” in Hydro One Limited’s most recent interim management’s discussion and analysis of its financial condition and results of operations which are filed on SEDAR+ under Hydro One Limited’s profile at www.sedarplus.com. You should review such materials in detail, including the matters referenced therein.
Hydro One does not undertake or assume any obligation to update or revise any forward-looking information for any reason, except as required by applicable securities laws.
Hydro One Limited | 2025 Management Information Circular 107

SCHEDULE A

Schedule “A” Hydro One Limited Mandate for the Board of Directors
The board of directors (the Board) of Hydro One Limited (including its subsidiaries, the Company), elected by the shareholders of the Company, is responsible for overseeing the business and affairs of the Company, including its strategy. The Board discharges its responsibilities with a view to the best interests of the Company, which includes preserving and enhancing its underlying value having regard to the interests of its stakeholders.
Purpose
The Board discharges its oversight and supervisory responsibilities directly and through its Audit Committee, Governance & Regulatory Committee, Human Resources Committee, and Indigenous Peoples, Safety & Operations Committee and by delegating the day-to-day management of the Company to the Chief Executive Officer and senior management.
The primary roles and responsibilities of the Board include overseeing:
(a)	the Company’s brand, reputation and culture of integrity;
(b)	the strategy, operating model, and organizational structure of the Company;
(c)	the Company’s capital and financial structure and performance;
(d)	the Company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the Company;
(e)	the appointment and succession of the Company’s CEO;
(f)	the Company’s relationships and engagement with its key stakeholders;
(g)	material regulatory matters and public policy initiatives associated with the electricity and utility sector impacting the Company; and
(h)	the identification, assessment and management of the Company’s principal risks.
Responsibilities
The principal responsibilities of the Board are set out below.
Culture & Reputation
1.	Promoting a culture of integrity, ethical leadership, diversity, inclusion, health safety and sustainability within the Company and its leadership.
2.	Assessing the adequacy and effectiveness of management’s programs, policies and procedures to preserve and enhance the Company’s culture, brand and reputation.
3.
Satisfying itself as to the integrity of the Chief Executive Officer and other direct reports and other key employees of the Company and its subsidiaries as the Committee or Board may determine (collectively, the Designated Employees), and their commitment to the cultural and ethical objectives of the Company.

4.	Receiving reports from the CEO on a regular basis with respect to the Company’s culture.
Strategic Planning & Major Projects
5.	Overseeing and approving the strategy, mission and vision of the Company.
6.	Overseeing and approving the Company’s annual budget, business plan and Asset Investment Plan.
7.
Adopting processes for monitoring the Company’s performance and progress toward its strategic and operational priorities, objectives and goals and the adequacy and effectiveness of management’s policies, programs and processes.

8.	Receiving reports from the CEO on a regular basis with respect to the Company’s strategy.
9.	Receiving reports from management on long-term planning and discussions associated with significant or strategic operational activities and major projects or investments.
108 Hydro One Limited | 2025 Management Information Circular

Financial Performance, Structure & Material Investments
10.	Overseeing and approving the capital and financial structure of the Company, including its liquidity and capital resources.
11.	Approving the external auditors to be engaged by the Company to be proposed for shareholder approval.
12.	Approving the declaration and payment of dividends.
13.
Approving (i) new capital or Operations, Maintenance and Administration project expenditures (and, if and as required, cumulative variances relating thereto) requiring the approval of the Board under the Company’s Delegation and Exercise of Authority Policy and Expenditure Authority Register (the EAR) and (ii) other strategic and/or long-term investments, projects or capital allocation programs or activities of the Company.

14.	Delegating to senior management the authority for expenditures and transactions, subject to specified limits under the EAR, beyond which Board approval is required.
15.
Overseeing the accurate disclosure and reporting of the financial performance of the Company to shareholders, other securityholders and regulators on a timely and regular basis, including reviewing and approving the Company’s financial statements, management’s discussion and analysis and earnings releases.

16.
Overseeing the adequacy and effectiveness of the Company’s internal controls and disclosure controls and procedures, including to ensure compliance with applicable laws and the Company’s policies and procedures.

Corporate Governance
17.
Overseeing and approving the Company’s overall approach to corporate governance, having regard to the Governance Agreement between the Company and the Province of Ontario (the “Governance Agreement”), including the terms of the Board and Committee Mandates, the Company’s Corporate Governance Guidelines and other corporate governance policies and standards, and having regard to governance best practices.

18.	Overseeing structures and procedures to enable the Board to exercise objective and independent judgment and oversight of the management of the Company’s business and affairs.
19.	Overseeing succession planning for the Board, orientation and ongoing educational opportunities for directors and the annual assessments of the effectiveness of the directors and the Board as a whole.
20.	Overseeing the succession plans for the Chief Executive Officer and associated contingency preparedness.
21.
Delegating to Board Committees oversight of specific matters (except for the authority of the Governance & Regulatory Committee over the management and oversight of the director nomination process in accordance with the Governance Agreement), and appointing, where appropriate, ad hoc committees to assist the Board in discharging its responsibilities.

Regulatory Affairs
22.	Overseeing material regulatory matters relevant to the Company’s strategies, business and operations, including the Company’s relationships with electricity and utility regulators.
23.
Overseeing and approving management’s proposed strategies and plans relating to significant transmission, distribution or combined rate filings or applications and other material regulatory matters requiring approval by electricity and utilities regulators, agencies or authorities.

Corporate Affairs
24.	Overseeing material corporate affairs initiatives relevant to the Company’s strategy, business and operations.
Stakeholder Relationships
25.	Overseeing and receiving reports from management on the Company’s investor relations activities and investor feedback.
26.
Overseeing and approving the Company’s Indigenous Peoples strategy and engagement framework, including with respect to the Company’s partnerships and other significant relationships and engagement with Indigenous Peoples and the adequacy and effectiveness of management’s policies, programs and procedures to enhance long-term relationships of trust and mutual respect with Indigenous Peoples.

Hydro One Limited | 2025 Management Information Circular 109

SCHEDULE A

27.
Overseeing the Company’s approach to engagement and communications strategies and policies relating to the Company’s customers and other key stakeholders, including shareholders, Indigenous Peoples, employees, financial analysts, governmental and regulatory authorities, the media and the communities in which the Company operates, as well as processes to ensure the timely, accurate and complete disclosure of material developments impacting the Company.

28.	Receiving reports on the activities of the Company’s independent Ombudsman.
Sustainability, Environment, Health & Safety
29.
Overseeing, reviewing and, where applicable, approving the Company’s strategies and approach relating to sustainability matters including environmental, social, governance, climate change, and health and safety matters.

30.	Reviewing and approving the Company’s public documents relating to sustainability.
Management & Human Resources
31.	Overseeing the Company’s human resources strategy and plans, including diversity and inclusion policies and practices.
32.	Overseeing and approving the appointment and succession of the Chief Executive Officer and their performance and compensation.
33.	Overseeing, in coordination with the Chief Executive Officer, the process and plans for the appointment, succession and compensation of all other senior management and their performance.
Risk Management
34.
Overseeing and approving the Company’s Enterprise Risk Management framework and programs for identifying, assessing and managing the Company’s principal risks, including, but not limited to, any applicable material environmental and social-related risk, with a view to achieving an appropriate balance between the risks incurred and potential returns and the long-term sustainability of the Company.

35.
Overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the Company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the Enterprise Risk Management framework is assigned to the Board or one of its Committees.

36.	Overseeing the Company’s material cyber security, physical security, data privacy and information technology infrastructure, policies and programs.
Policies
37.	The Board is responsible for reviewing and approving the policies listed on Appendix “A”.
110 Hydro One Limited | 2025 Management Information Circular

Appendix A – Policies
Management will review the listed policies at least every two years, or more frequently if needed or desired, and any material changes will be presented to the Board for approval.
1.	Code of Business Conduct;
2.	Whistleblower Policy;
3.	Director Conflict of Interest Policy;
4.	Corporate-Shareholder and Stakeholder Engagement Policy;
5.	Director Compensation, Travel and Expense Policy;
6.	D&O Insurance Policy (changes of insurer or material changes);
7.	Insider Trading Policy;
8.	Skills Matrix;
9.	Board Diversity Policy;
10.	Majority Voting Policy;
11.	Corporate Disclosure Policy;
12.	Corporate Governance Guidelines;
13.	Mandate of the Ombudsman;
14.	Mandates of the Board and Board Committees;
15.	Position Descriptions for the CEO, the Chair, the Directors and the Committee Chairs;
16.	Environment Policy;
17.	Health & Safety Policy;
18.	Public Safety Policy;
19.	Indigenous Relations Policy;
20.	Audit & Non-Audit Services Pre-Approval Policy;
21.	Policy for Hiring Employees/Former Employees of the External Auditor;
22.	Fraud Risk Assessment Management Program;
23.	Anti-Bribery and Anti-Corruption Policy;
24.	Compensation Recoupment Policy;
25.	Executive Share Ownership Guidelines and Anti-Hedging Policy;
26.	Cash Settled Long-Term Incentive Plan;
27.	Defined Benefit and Defined Contribution Pension Plan;
28.	Employee Share Purchase Plan;
29.	Long Term Incentive Plan;
30.	Management Deferred Share Unit Plan;
31.	Non-Employee Director Deferred Share Unit Plan; and
32.	Non-Registered Savings Plan.
Hydro One Limited | 2025 Management Information Circular 111

SCHEDULE B

Schedule “B” Articles Amendment Resolution
Special Resolution of the Shareholders of
Hydro One Limited
(the “Corporation”)
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.	the articles of incorporation (as amended) (the Articles) of the Corporation be amended to decrease the minimum number of directors from ten to eight;
2.
the effective date of this change shall be the date shown in the certificate of amendment issued by the Director appointed under the Business Corporations Act (Ontario) (the Director) or such other date indicated in the certificate of amendment;

3.
any officer or director of the Corporation be, and such officer or director of the Corporation hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the Corporation, to execute and deliver or cause to be executed and delivered all such documents and instruments, including without limitation, to execute and deliver articles of amendment of the Corporation, in duplicate, to the Director, and to do or to cause to be done all such other acts and things as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of this resolution; and

4.
notwithstanding that this resolution has been duly passed by the shareholders, the directors of the Corporation be, and they are hereby authorized, without further approval of or notice to the shareholders of the Corporation, to revoke this special resolution, at any time before a certificate of amendment is issued by the Director.

112 Hydro One Limited | 2025 Management Information Circular

How to Contact Us

Investors	Hydro One Investor Relations 483 Bay Street, South Tower, 7th Floor Toronto, Ontario, Canada M5G 2P5 Email: investor.relations@HydroOne.com
Customers	Hydro One Networks Inc. P.O. Box 5700, Markham, Ontario, Canada L3R 1C8 Billing and Service Inquiries: Tel: 1-888-664-9376 Report an Emergency (24 hours): Tel: 1-800-434-1235
Shareholders looking for information on voting or technical support if attending the shareholder meeting virtually
Broadridge Investor Communications Corporation
How to Vote:
By phone: 1-800-474-7493 (English) or
1-800-474-7501 (French)
Online: www.proxyvote.com
(enter the control number located on the voting instruction form)
URL for attending the shareholder meeting virtually:
www.virtualshareholdermeeting.com/ HRNNF2025
Technical support line: 1-844-986-0822
or 303-562-9302 (International)

Shareholders changes in share registration, address changes, dividend information, lost share certificates, estate transfers, or duplicate mailings
Computershare Trust Company of Canada
100 University Avenue, 8th floor
Toronto, Ontario, Canada M5J 2Y1
Tel: 1-800-564-6253 or 514-982-7555
Fax: 1-888-453-0330 or 416-263-9524
Email: service@computershare.com

Independent directors	Chair of the Board c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com
Executive compensation matters	Chair of the Human Resources Committee c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: CorporateSecretary@HydroOne.com

Find the information you need online

Stay current with the latest Hydro One investor information and sign up for email alerts by visiting www.HydroOne.com/ Investor-Relations.

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.HydroOne.com).
If you are a shareholder and want to receive paper copies of our interim financial statements and related MD&A and/or our annual financial statements and related MD&A in 2025, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Hydro One Limited | 2025 Management Information Circular 113